As filed with the Securities and Exchange Commission on May 22, 2008

Registration No. 333-150034

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

MONOTYPE IMAGING HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	7371	20-3289482
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

500 Unicorn Park Drive

Woburn, Massachusetts 01801

(781) 970-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Douglas J. Shaw

President and Chief Executive Officer

Monotype Imaging Holdings Inc.

500 Unicorn Park Drive

Woburn, Massachusetts 01801

(781) 970-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lizette M. Pérez-Deisboeck Goodwin Procter LLP Exchange Place 53 State Street Boston, Massachusetts 02109 (617) 570-1000	Janet M. Dunlap General Counsel and Secretary Monotype Imaging Holdings Inc. 500 Unicorn Park Drive Woburn, Massachusetts 01801 (781) 970-6000	Martin A. Wellington Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated May 22, 2008

Prospectus

6,000,000 shares

Common stock

All of the shares of our common stock offered by this prospectus are being sold by selling stockholders. We will not receive any of the proceeds from the sale of shares of our common stock in this offering.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “TYPE.” The last reported trading price of our common stock on                     , 2008 was $             per share.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 7.

	Per share	Total

Offering price	$	$

Discounts and commissions to underwriters	$	$

Offering proceeds to the selling stockholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

One of the selling stockholders has granted the underwriters the right to purchase up to 900,000 additional shares of common stock on the same terms and conditions as set forth above if the underwriters sell more than 6,000,000 shares of common stock in this offering. The underwriters can exercise this right at any time and from time to time, in whole or in part, within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about                     , 2008.

JPMorgan	Banc of America Securities LLC

William Blair & Company

Canaccord Adams

Jefferies & Company

Needham & Company, LLC

                    , 2008

You should rely only on the information contained in this prospectus. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with different information. We and the selling stockholders are not making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus was set in fonts from the Mentor type face family drawn by British type designer Michael Harvey in 2005. It is a twenty-first century English interpretation of classic roman letterforms and is available exclusively from us.

i

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page 6, and our consolidated financial statements and notes to those consolidated financial statements, before making an investment decision. Unless the context otherwise requires, we use the terms “Monotype Imaging,” “we,” “us” and “our” in this prospectus to refer to Monotype Imaging Holdings Inc. and its subsidiaries.

Overview

We are a leading global provider of text imaging solutions. Our technologies and fonts enable the display and printing of high quality digital text. Our software technologies have been widely deployed across, and embedded in, a range of consumer electronics, or CE, devices, including laser printers, digital copiers, mobile phones, digital televisions, set-top boxes and digital cameras, as well as in numerous software applications and operating systems. In the laser printer market, we have worked together with industry leaders for over 16 years to provide critical components embedded in printing standards. Our scaling, compression, text layout, color and printer driver technologies solve critical text imaging issues for CE device manufacturers by rendering high quality text on low resolution and memory constrained CE devices. We combine these proprietary technologies with access to over 10,000 typefaces from a library of some of the most widely used designs in the world, including popular names like Helvetica and Times New Roman. We also license our typefaces to creative and business professionals through custom font design services, direct sales and our e-commerce websites fonts.com, itcfonts.com, linotype.com and faces.co.uk, which attracted more than 25 million visits in 2007 from over 200 countries and territories.

Our customers include:

•	mobile phone makers Nokia, Motorola and Sony Ericsson;

•	eight of the top ten laser printer manufacturers based on the volume of units shipped worldwide;

•	digital television and set-top box manufacturers TTE Technology, Toshiba and JVC; and

•	multinational corporations Agilent, British Airways and Barclays.

Our text imaging solutions are embedded in a broad range of CE devices and are compatible with most major operating environments and those developed directly by CE device manufacturers. We partner with operating system and software application vendors Microsoft, Apple, Symbian, QUALCOMM and ACCESS (PalmSource) and have made our patented iType scalable font engine available as a plug-in for open source Linux environments.

Industry overview and market opportunity

CE devices are marketed globally and increasingly require robust multi-media functionality. CE device manufacturers and independent software vendors, together OEMs, must display text from many different sources, provide consistent look and feel across CE devices, support worldwide languages and provide enhanced navigation and personalization.

Font technology has evolved rapidly with the increase in the functionality of CE devices. The latest generation of digital font technology focuses on scalable fonts rather than bitmaps. Bitmaps require the storage of images for each individual character and size, which limits deployment across multiple CE devices. Scalable fonts are more flexible, compressed and memory efficient.

Laser printer manufacturers are utilizing increasingly robust text imaging solutions to enhance functionality and add features. The rapid change in the capabilities and functionality of multimedia enabled CE devices, together with the increased reliance by laser printer manufacturers on enhancing technologies to drive value, favor comprehensive global text solutions.

Competitive strengths

Our text imaging solutions provide critical technologies and fonts for users that require the ability to display or print high quality digital text. Our core strengths include:

Technological and intellectual property leadership.    We have become a leading global provider of text imaging solutions for laser printers by combining our proprietary technologies with an extensive font library. We are leveraging our intellectual property and experience in this market to secure a leading position in other high volume CE device categories.

Established relationships with market leaders.    We benefit from established relationships with our OEM customers, many of which date back 16 years or more. Because our technologies and fonts are embedded in the hardware of our customers’ CE devices, it would be costly and time-consuming to replace them.

International presence and technologies designed to serve the global market.    In 2007, 68.7% of our revenue was derived from sales by our operating subsidiaries located in Asia, the United Kingdom and Germany. Our customers are located in the United States, Asia, Europe and throughout the world. We support all of the world’s major languages and have specifically designed scalable font rendering technologies for displaying rich content in Asian and other non-Latin languages. We enable OEM customers to engineer a common platform supporting multiple languages, reducing their cost and time to market and increasing product flexibility.

Strong web presence and font design services.    Our e-commerce websites, including the intuitively-named fonts.com, provide us with a substantial web presence. We also serve creative and business professionals by providing custom font design and branding services.

Attractive business model.    We have a large, recurring base of licensing revenue. In addition, we have significant operational leverage, a relatively low cash tax rate and low capital requirements.

Experienced leadership team and employee base.    Our senior management has an average of 16 years of experience in the text imaging solutions business. There is significant continuity between our team and our key customers.

Our strategy

Our objective is to extend our position as a leading global provider of text imaging solutions. We intend to:

•	increase penetration of our technologies and fonts into emerging CE device categories;

•	extend our leadership position with enhanced technologies in the laser printer market;

•	leverage our installed base of leading OEM customers by providing new technologies and fonts;

•	expand and deepen our global presence, particularly in Asia;

•	continue to develop our online offerings and services; and

•	selectively pursue complementary acquisitions, strategic partnerships and third-party intellectual property.

Risks affecting us

We are subject to a number of risks, which you should be aware of before you buy our common stock. These risks are discussed in “Risk Factors.”

Corporate information

Until November 2004, Agfa Corporation, or Agfa, operated its font and printer driver business through its wholly-owned subsidiary, Agfa Monotype Corporation, or Agfa Monotype. In November 2004, through a series of transactions, all of the common stock of Agfa Monotype was acquired by a newly formed entity, Monotype Imaging Inc., which was wholly owned by TA Associates, Inc., D.B. Zwirn Special Opportunities Fund, and certain of the former officers and employees of Agfa Monotype through a holding company, Imaging Holdings Corp., or IHC. In August 2005, IHC entered into a recapitalization transaction and debt refinancing, which resulted in our Company, Monotype Imaging Holdings Inc., becoming the parent of IHC.

On July 30, 2007, we completed our initial public offering, issuing 6.5 million shares of our common stock at a price of $12.00 per share. After underwriters’ commissions and other costs and expenses, we received net proceeds of approximately $67.2 million and paid the redemption cost of our redeemable preferred stock, which totaled approximately $9.7 million.

We conduct our operations through six operating subsidiaries:

•	In the United States, we conduct business through Monotype Imaging Inc., a Delaware corporation, and International Typeface Corporation, a New York corporation, or ITC.

•	In Asia, we conduct business through China Type Design, and Monotype Imaging KK, or Monotype Japan.

•	In Europe, we conduct business through Monotype Imaging Ltd., or Monotype UK, and Linotype GmbH, or Linotype.

ITC, China Type Design, Monotype Japan and Monotype UK are owned directly by Monotype Imaging Inc. Monotype Imaging Inc. and Linotype are wholly-owned by IHC, our wholly-owned subsidiary.

Our fiscal year ends on December 31. Accordingly, a reference to “2007” in this prospectus refers to the 12-month period that ended on December 31, 2007.

Our principal offices are located at 500 Unicorn Park Drive, Woburn, Massachusetts 01801 and our telephone number is (781) 970-6000. Our corporate website address is www.monotypeimaging.com. The information contained in or that can be accessed through this website or fonts.com, itcfonts.com, linotype.com and faces.co.uk, is not part of this prospectus.

The offering

Common stock offered by the selling stockholders	6,000,000 shares

Common stock to be outstanding after this offering	34,313,833 shares

Over-allotment option	One of the selling stockholders has granted the underwriters an option for a period of 30 days to purchase up to 900,000 shares of common stock.

Use of proceeds	We will not receive any of the proceeds from the sale of shares of our common stock in this offering.

NASDAQ Global Select Market symbol	“TYPE”

The number of shares of our common stock to be outstanding following this offering is based on 34,313,833 shares of our common stock outstanding as of May 7, 2008, which excludes:

•	3,210,132 shares of our common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $7.69 per share; and

•

3,357,225 additional shares of our common stock reserved for future issuance under our 2007 Stock Option and Incentive Plan, or the 2007 Option Plan, together with any shares that are forfeited under our 2004 Stock Option and Grant Plan, or the 2004 Option Plan.

Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase 900,000 shares of common stock from one of the selling stockholders in this offering.

Summary consolidated financial and other data

The tables below summarize our financial data as of the date and for the periods indicated. You should read the following information together with the more detailed information contained in “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

(in thousands, except share and per share data)	Three Months Ended March 31,		Year ended December 31,
	2008	2007	2007	2006	2005

Condensed consolidated statement of operations data:
Revenue	$27,343	$25,710	$105,152	$86,204	$73,776
Cost of revenue	2,701	2,747	8,705	8,305	9,513
Cost of revenue-amortization of acquired technology	849	844	3,376	3,021	2,408
Marketing and selling	5,428	4,531	19,206	14,931	11,730
Research and development	4,287	4,049	18,837	13,813	10,668
General and administrative	5,170	3,536	15,605	10,112	5,639
Transaction bonus	—	—	—	—	—
Amortization of other intangibles	1,806	1,779	7,162	6,687	6,459

Total costs and expenses	20,241	17,486	72,891	56,869	46,417
Income from operations	7,102	8,224	32,261	29,335	27,359
Other (income) expense:
Interest expense, net	2,512	5,323	17,554	19,516	14,735
Loss on extinguishment of debt	—	—	2,958	—	—
Other (income) expense, net	(2,235)	(127)	(2,147)	(3,164)	819

Total other expense	277	5,196	18,365	16,352	15,554
Income before provision for income taxes	6,825	3,028	13,896	12,983	11,805
Provision for income taxes	3,139	1,448	4,832	5,921	4,684

Net income	$3,686	$1,580	$9,064	$7,062	$7,121

Net (loss) income available to common stockholders	$3,686	$(12,126)	$(25,022)	$(17,325)	$92

Net (loss) income per common share:
Basic	$0.11	$(4.35)	$(1.55)	$(7.37)	$0.07
Diluted	$0.10	$(4.35)	$(1.55)	$(7.37)	$0.05
Weighted average number of common shares outstanding: Basic	33,516,729	2,786,916	16,174,165	2,351,356	1,417,484
Weighted average number of common shares outstanding: Diluted	35,406,054	2,786,916	16,174,165	2,351,356	27,421,316

As of March 31,
(in thousands)	2008

Condensed summary balance sheet data:
Cash and cash equivalents	$27,802
Total current assets	37,740
Total assets	288,867
Total current liabilities	46,200
Total debt	128,092
Convertible redeemable preferred stock	—
Additional paid-in capital	139,098
Total stockholders’ equity (deficit)	108,272

Risk factors

Before you decide to invest in our common stock, you should consider carefully the risks described below, together with the other information contained in this prospectus. We believe the risks described below are the risks that are material to us as of the date of this prospectus. If any of the following risks comes to fruition, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks related to our business

We derive a substantial majority of our revenue from a limited number of licensees, and if we are unable to maintain these customer relationships or attract additional customers, our revenue will be adversely affected.

We derive a substantial majority of our revenue from the licensing of our text imaging solutions to OEMs. For the three months ended March 31, 2008 and the years ended December 31, 2007, 2006 and 2005, our top ten licensees by revenue accounted for approximately 45.4%, 46.6%, 52.0% and 60.4% of our total revenue, respectively. Accordingly, if we are unable to maintain these relationships or establish relationships with new customers, our licensing revenue will be adversely affected. In addition, our license agreements are generally for a limited period of time and, upon expiration of their license agreements, OEMs may not renew their agreements or may elect not to enter into new agreements with us on terms as favorable as our current agreements.

We face pressure from our customers to lower our license fees and, to the extent we lower them in the future, our revenue may be adversely affected.

The CE device markets are highly competitive and CE device manufacturers are continually looking for ways to reduce the costs of components included in their products in order to maintain or broaden consumer acceptance of those products. Because our technologies are a component incorporated into CE devices, when negotiating renewals of customer contracts, we face pressure from our customers to lower our license fees. We have in the past, and may in the future, need to lower our license fees to preserve customer relationships or extend use of our technology to a broader range of products. To the extent we lower our license fees in the future, we cannot assure you that we will be able to achieve related increases in the use of our technologies or other benefits to fully offset the effects of these adjustments.

If we fail to develop and deliver innovative text imaging solutions in response to changes in our industry, including changes in consumer tastes or trends, our revenue could decline.

The markets for our text imaging solutions are characterized by rapid change and technological evolution and are intensely competitive and price sensitive. We will need to expend considerable resources on product development in the future to continue to design and deliver enduring and innovative text imaging solutions. We rely on the introduction of new or expanded solutions with additional or enhanced features and functionality to allow us to maintain our royalty rates in the face of downward pressure on our royalties resulting from efforts by CE device manufacturers to reduce costs. Despite our efforts, we may not be able to develop and effectively market new text imaging solutions that adequately or competitively address the needs of the changing marketplace. In addition, we may not correctly identify new or changing market trends at an early enough stage to capitalize on market opportunities. Our future success depends, to a great extent, on our ability to develop and deliver innovative text imaging solutions that are widely adopted in response to changes in our industry, that are compatible with the solutions introduced by other participants in our industry and for which the CE device manufacturers are willing to pay competitive royalties. Our failure to deliver innovative text imaging solutions that allow us to stay competitive and for which we can maintain our royalty rates would adversely affect our revenue.

If Hewlett Packard or Adobe were to discontinue their use of our text imaging solutions in their products, our business could be materially and adversely affected.

Because of their market position as industry leaders, the incorporation by HP of our text imaging solutions in its laser printers and the incorporation of our text imaging solutions by Adobe in its PostScript product promote widespread adoption of our technologies by manufacturers seeking to maintain compatibility with HP and Adobe. If HP or Adobe were to stop using our text imaging solutions in their products, the market acceptance of our technologies by other CE device manufacturers would be materially and adversely affected, and this would in turn adversely affect our revenue.

If we are unable to further penetrate our existing markets or adapt or develop text imaging solutions, our business prospects could be limited.

We expect that our future success will depend, in part, upon our ability to successfully penetrate existing markets for CE devices, including laser printers, digital copiers, mobile phones, digital televisions, set-top boxes and digital cameras. To date, we have penetrated only some of these markets. Our ability to grow our revenue depends upon our ability to further penetrate these markets and to successfully penetrate those markets in which we currently have no presence. Demand for our text imaging solutions in any of these developing markets may not develop or grow, and a sufficiently broad base of OEMs may not adopt or continue to use products that employ our text imaging solutions. Because of our limited experience in some of these markets, we may not be able to adequately adapt our business and our solutions to the needs of these customers. In addition, traditionally we have licensed our technologies and fonts to OEMs that embed our technology on their platforms. New licensing and business models are evolving in the software industry. For example, a company may provide software applications, data and related services over the Internet, using primarily advertising or subscription-based revenue models. Recent advances in computing and communications technologies have made this model viable. As software licensing models evolve, we may not be successful in adapting to these new business models and our business prospects could suffer.

The rate of growth of the market for CE devices is uncertain.

Our success depends in large part upon the ability of CE device manufacturers who license our text imaging solutions to successfully market and sell their products. Continued growth in the adoption of CE devices like mobile phones and technological improvements in wireless devices, such as increases in functional memory, are critical to our future growth. If CE device manufacturers do not continue to successfully develop and market new products and services incorporating our text imaging solutions, or the products that our customers develop and market do not meet market acceptance, our revenue and operating results will be adversely affected.

Our operating results may fluctuate based upon an increase or decrease of market share by CE device manufacturers to whom we license our text imaging solutions.

The terms of our license agreements with our CE device manufacturers vary. For example, we have some fixed fee licensing agreements with some of our customers who we believe were instrumental in setting industry standards and influencing early adoption of technology incorporating our text imaging solutions. If these customers were to increase their share of the CE device market, under the terms of these agreements there would not be a corresponding increase in our revenue. Any change in the market share of CE device manufacturers to whom we license our text imaging solutions is entirely outside of our control.

The success of our business is influenced by the interoperability of our text imaging solutions with a variety of CE devices and software applications and operating systems.

To be successful we must design our text imaging solutions to interoperate effectively with a variety of CE devices. We depend on the cooperation of CE device manufacturers with respect to the components integrated into their devices, such as page description languages, or PDLs, as well as software developers that create the operating systems and applications, to incorporate our solutions into their product offerings. If manufacturers of CE devices elect not to incorporate our solutions into their product offerings, our revenue potential would be adversely affected.

Our business and prospects depend on the strength of our brands, and if we do not maintain and strengthen our brands, we may be unable to maintain or expand our business.

Maintaining and strengthening the Monotype and Linotype brands, the fonts.com, itcfonts.com, linotype.com and faces.co.uk brands, as well as the brands of our fonts, such as Helvetica and ITC Avant Garde, is critical to maintaining and expanding our business, as well as to our ability to enter into new markets for our text imaging solutions. If we fail to promote and maintain these brands successfully, our ability to sustain and expand our business and enter into new markets will suffer. Maintaining and strengthening our brands will depend heavily on our ability to continue to develop and provide innovative and high-quality solutions for our customers, as well as to continue to maintain our strong online presence. If we fail to maintain high-quality standards, if we fail to meet industry standards, or if we introduce text imaging solutions that our customers or potential customers reject, the strength of our brands could be adversely affected. Further, unauthorized third parties may use our brands in ways that may dilute or undermine their strength.

Our success depends on the existence of a market for products that incorporate our text imaging solutions.

Our future success will depend on market demand for text imaging solutions that enable CE devices to render high quality text. This market is characterized by rapidly changing technology, evolving industry standards and needs, and frequent new product introductions. If the need for laser printers and other CE devices utilizing our technology were to decrease or if current models of these products were replaced by new or existing products for which we do not have a competitive solution or if our solutions are replaced by others that become the industry standard, our customers may not purchase our solutions and our revenue would be adversely affected. For example, if graphical device interface, or GDI, printers became the industry standard replacing PDL printers, our revenue would be adversely affected.

The market for text imaging solutions for laser printers is a mature market growing at a slower rate than other markets in which we operate. To the extent that sales of laser printers level off or decline, our licensing revenue may be adversely affected.

Growth in our revenue over the past several years has been the result, in part, of the growth in sales of laser printers incorporating our text imaging solutions and a significant portion of our revenue in the three months ended March 31, 2008 and the years ended December 31, 2007 and 2006 has been derived from laser printer manufacturers. However, as the market for these laser printers matures, we expect that it will grow at a slower rate than other markets in which we operate. If sales of printers incorporating our text imaging solutions level off or decline, then our licensing revenue may be adversely affected.

We face significant competition in various markets, and if we are unable to compete successfully, our ability to generate revenue from our business could suffer.

We face significant competition in the text imaging solutions markets. We believe that our most significant competitive threat comes from companies that compete with some of our specific offerings. Those competitors currently include Adobe, Bitstream, Software Imaging, FreeType, and local providers of text imaging solutions whose products are specific to a particular country’s language. We also compete with the internal development efforts of certain of the CE device manufacturers to whom we license our solutions, most of which have greater financial, technical and other resources than we do. Similarly, we also face competition from font foundries, font related websites and independent professionals.

Some of our current or future competitors may have significantly greater financial, technical, marketing and other resources than we do, may enjoy greater name recognition than we do or may have more experience or advantages than we have in the markets in which they compete. These advantages may include, among others:

•	sales and marketing advantages;

•	advantages in the recruitment and retention of skilled personnel;

•	advantages in the establishment and negotiation of profitable strategic, distribution and customer relationships;

•	advantages in the development and acquisition of innovative software technology and the acquisition of software companies;

•	greater ability to pursue larger scale product development and distribution initiatives on a global basis;

•	substantially larger patent portfolios; and

•	operational advantages.

Further, many of the devices that incorporate our text imaging solutions also include technologies and fonts developed by our competitors. As a result, we must continue to invest significant resources in product development in order to enhance our text imaging solutions and introduce new high-quality solutions to meet the wide variety of competitive pressures. Our ability to generate revenue from our business could suffer if we fail to do so successfully.

A prolonged economic downturn could materially harm our business.

Negative trends in the general economy, including trends resulting from a recession, actual or threatened military action by the United States, terrorist attacks on the United States and abroad and increased oil prices, could cause a decrease in consumer spending on computer hardware and software and CE devices in general and negatively affect the rate of growth of the CE device markets or of adoption of CE devices. Any reduction in consumer confidence or disposable income in general may adversely affect the demand for CE devices that incorporate our text imaging solutions.

Our business is dependent in part on technologies and fonts we license from third parties and these license rights may be inadequate for our business.

Certain of our text imaging solutions are dependent in part on the licensing and incorporation of technologies from third parties, and we license a substantial number of fonts from third parties. For example, we have entered into license agreements with AGFA Gevaert N.V. under which we have acquired rights to use certain color technology. We also have license agreements with Microsoft, Adobe and others under which we license certain fonts. Our license agreements with these parties are limited by the ownership or licensing rights of our licensors. If any of the technologies we license from third parties fail to perform as expected, if our licensors do not continue to support any of their technology or intellectual property, including fonts, because they go out of business or otherwise, or if the technologies or fonts we license are subject to infringement claims, then we may incur substantial costs in replacing the licensed technologies or fonts or fall behind in our development schedule and our business plan while we search for a replacement. In addition, replacement technology and fonts may not be available for license on commercially reasonable terms, or at all.

Parties from whom we license text imaging solutions may challenge the basis for our calculations of the royalties due to them.

Some of our agreements with licensors require us to give them the right to audit our calculations of royalties payable to them. In addition, licensors may at any time challenge the basis of our calculations and we cannot be sure that we will be successful in our defense. Any royalties paid as a result of any successful challenge would increase our expenses and could negatively impact our relationship with such licensor, including by impairing our ability to continue to use and re-license technologies or fonts from that licensor.

If we fail to adequately protect our intellectual property, we could lose our intellectual property rights, which could negatively affect our revenue or dilute or undermine the strength of our brands.

Our success is heavily dependent upon our ability to protect our intellectual property, including our fonts. To protect our intellectual property, we rely on a combination of United States and international patents, design registrations, copyrights, trademarks, trade secret restrictions, end-user license agreements, or EULAs, and the implementation and enforcement of nondisclosure and other contractual restrictions. Despite these efforts, we may be unable to effectively protect our proprietary rights and the enforcement of our proprietary rights may be extremely costly. For example, our ability to enforce intellectual property rights in the actual design of our fonts is limited.

We hold patents related to certain of our rasterizer and compression technologies and trademarks on many of our fonts. Our patents may be challenged or invalidated, patents may not issue from any of our pending applications or claims allowed from existing or pending patents may not be of sufficient scope or strength (or may not issue in the countries where products incorporating our technology may be sold) to provide meaningful protection or be of any commercial advantage to us. Some of our patents have been and/or may be licensed or cross-licensed to our competitors. We rely on trademark protection for the names of our fonts. Unauthorized parties may attempt to copy or otherwise obtain and distribute our proprietary technologies and fonts. Also, many applications do not need to identify our fonts by name, such as those designs embedded in mobile telephones and set-top boxes, and therefore may not need to license trademarked fonts. We sometimes protect fonts by copyright registration but we do not always own the copyrights in fonts licensed from third parties. In addition, we cannot be certain that we will be able to enforce our copyrights against a third party who independently develops fonts even if it generates font designs identical to ours.

Our EULA generally permits the embedding of our fonts into an electronic document only for the purpose of viewing and printing the document, but technologies may exist or may develop which allow unauthorized persons who receive such an embedded document to use the embedded font for editing the document or even to install the font into an operating system, the same as if the font had been properly licensed. Unauthorized use of our intellectual property or copying of our fonts may dilute or undermine the strength of our brands. Also, we may be unable to generate revenue from products that incorporate our text imaging solutions without our authorization. Monitoring unauthorized use of our text imaging solutions is difficult and expensive. A substantial portion of the CE devices that require text imaging solutions are manufactured in China. We cannot be certain that the steps we take to prevent unauthorized use of our intellectual property will be effective, particularly in countries like the China where the laws may not protect proprietary rights as fully as in the United States.

We conduct a substantial portion of our business outside North America and, as a result, we face diverse risks related to engaging in international business.

We have offices in four foreign countries as well as sales staff in three other foreign countries, and we are dedicating a significant portion of our sales efforts in countries outside North America. We are dependent on international sales for a substantial amount of our total revenue. In the three months ended March 31,

2008 and the years ended December 31, 2007 and 2006, approximately 64.5%, 68.7% and 57.0%, respectively, of our total revenue was derived from operations outside the U.S and we expect that international sales will continue to represent a substantial portion of our revenue for the foreseeable future. This future international revenue will depend on the continued use and expansion of our text imaging solutions, including the licensing of our technologies and fonts worldwide.

We are subject to the risks of conducting business internationally, including:

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our ability to enforce our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent that the United States does, which increases the risk of unauthorized and uncompensated use of our text imaging solutions;

•	United States and foreign government trade restrictions, including those that may impose restrictions on importation of programming, technology or components to or from the United States;

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foreign government taxes, regulations and permit requirements, including foreign taxes that we may not be able to offset against taxes imposed upon us in the United States, and foreign tax and other laws limiting our ability to repatriate funds to the United States;

•	foreign labor laws, regulations and restrictions;

•	changes in diplomatic and trade relationships;

•	difficulty in staffing and managing foreign operations;

•	political instability, natural disasters, war and/or events of terrorism; and

•	the strength of international economies.

We also face risks related to fluctuations in foreign currency exchange rates, in particular fluctuations in the exchange rate of the Japanese yen, the European Community’s euro, and the United Kingdom’s pound sterling, including risks related to hedging activities we may undertake. For example, prior to instituting foreign currency hedging, we recorded losses on foreign currency exchange of $1.4 million in 2005 primarily due to fluctuation in the value of the Japanese yen relative to the United States dollar. Although we attempt to mitigate a portion of these risks through foreign currency hedging, these activities may not effectively offset the adverse financial effect resulting from unfavorable movements in currency exchange rates.

Our text imaging solutions compete with solutions offered by some of our customers, which have significant competitive advantages.

We face competitive risks in situations where our customers are also current or potential competitors. For example, Adobe is a significant licensee of our text imaging solutions, but Adobe is also a competitor with respect to the licensing of technologies and fonts. To the extent that Adobe or our other customers choose to utilize competing text imaging solutions they have developed or in which they have an interest, rather than utilizing our solutions, our business and operating results could be adversely affected. Adobe also offers broader product lines than we do, including software products outside of the text imaging solutions markets that provide Adobe with greater opportunities to bundle and cross-sell products to its large user base. To the extent our customers were to offer text imaging solutions comparable to ours at a similar or lower price, our revenue could decline and our business would be harmed.

The Microsoft Windows Vista operating system could have an adverse impact on our future licensing revenue.

Among the changes incorporated into the Microsoft Windows Vista operating system are fundamental changes to the printing and networking subsystems within the operating system. Microsoft Windows Vista includes fonts and a new Extensible Markup Language referred to as XML Paper Specification language, or XPS. Should we fail to be compatible with these technologies, or if the laser printer market shifts away from PCL and PostScript to Microsoft Windows Vista’s language, our licensing revenue could be adversely affected.

We may be forced to litigate to defend our intellectual property rights or to defend against claims by third parties against us relating to intellectual property rights.

Disputes and litigation regarding the ownership of technologies and fonts and rights associated with text imaging solutions, such as ours, are common, and sometimes involve patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our own patents may therefore provide little or no deterrence. Third parties have from time to time claimed, and in the future may claim, that our products and services infringe or violate their intellectual property rights. Any such claims could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages and prevent us from selling our products. We may be forced to litigate to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of other parties’ proprietary rights. Even if we were to prevail, any litigation regarding intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. We may also be obligated to indemnify our customers or business partners pursuant to any such litigation, which could further exhaust our resources. Furthermore, as a result of an intellectual property challenge, we may be required to enter into royalty, license or other agreements, and we may not be able to obtain such agreements at all or on terms acceptable to us. We have been in the past involved in litigation with third parties, including Adobe, to defend our intellectual property rights and have not always prevailed.

Current and future industry standards may limit our business opportunities.

Various industry leaders have adopted or are in the process of adopting standards for CE devices that incorporate, or have the potential to incorporate, our text imaging solutions. Although we have made some efforts to have our text imaging solutions adopted as standards by industry market leaders, these efforts have been limited and we do not control the ultimate decision with respect to whether our solutions will be adopted as industry standards in the future or, to the extent they are adopted, whether and for how long they will continue as such. If industry standards adopted exclude our solutions, we will lose market share and our ability to secure the business of OEMs subject to those standards will be adversely affected. Costs or potential delays in the development of our solutions to comply with such standards could significantly increase our expenses and place us at a competitive disadvantage compared to others who comply faster or in a more cost efficient way or those whose solutions are adopted as the industry standard. We may also need to acquire or license additional intellectual property rights from third parties which may not be available on commercially reasonable terms, and we may be required to license our intellectual property to third parties for purposes of standards compliance.

We rely on the manufacturers to whom we license our text imaging solutions to accurately prepare royalty reports for our determination of licensing revenue and if these reports are inaccurate, our revenue may be under- or over-stated and our forecasts and budgets may be incorrect.

Our license revenue is generated primarily from royalties paid by CE device manufacturers who license our text imaging solutions and incorporate them into their products. Under these arrangements, these licensees typically pay us a specified royalty for every consumer hardware device they ship that incorporates our text imaging solutions. We rely on our licensees to accurately report the number of units shipped. We calculate our license fees, prepare our financial reports, projections and budgets and direct our licensing and technology development efforts based in part on these reports. However, it is often difficult for us to independently determine whether or not our licensees are reporting shipments accurately. We understand that CE device manufacturers in specific countries have a history of underreporting or failing to report shipments of their products. We have implemented an audit program of our licensees’ records, but the effects of this program may be limited as audits are generally expensive and time consuming and initiating audits could harm our relationships with licensees. In addition, our audit rights are contractually limited. To the extent that our licensees understate or fail to report the number of products incorporating our text imaging solutions that they ship, we will not collect and recognize revenue to which we are entitled. Alternatively, we may encounter circumstances in which an OEM customer may notify us that it previously reported and paid royalties on units in excess of what the customer actually shipped. In such cases, we may be required to give our licensee a credit for the excess royalties paid which would result in a reduction in revenue in the period in which a credit is granted, and such a reduction could be material.

Open source software may make us more vulnerable to competition because new market entrants and existing competitors could introduce similar products quickly and cheaply.

Open source refers to the free sharing of software code used to build applications in the software development community. Individual programmers may modify and create derivative works and distribute them at no cost to the end-user. To the extent that open source software is developed that has the same or similar functionality as our technologies, demand for our text imaging solutions may decline, we may have to reduce the prices we charge for our text imaging solutions and our results of operations may be negatively affected.

The technologies in our text imaging solutions may be subject to open source licenses, which may restrict how we use or distribute our technologies or require that we release the source code of certain technologies subject to those licenses.

Certain open source licenses, such as the GNU Lesser General Public License, require that source code subject to the license be released or made available to the public. Such open source licenses typically mandate that proprietary technologies, when combined in specific ways with open source software, become subject to the open source license. We take steps to ensure that our proprietary technologies are not combined with, or do not incorporate, open source software in ways that would require our proprietary technologies to be subject to an open source license. However, few courts have interpreted the open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to uncertainty. While our EULA prohibits the use of our technologies in any way that would cause them to become subject to an open source license, our OEM customers could, in violation of our EULA, combine our technologies with technologies covered by an open source license.

In addition, we rely on multiple software engineers to design our proprietary text imaging solutions. Although we take steps to ensure that our engineers do not include open source software in the technologies they design, we may not exercise complete control over the product development efforts of our engineers and we cannot be certain that they have not incorporated open source software into our proprietary technologies. In the event that portions of our proprietary technologies are determined to be subject to an open source license, we might be required to publicly release the affected portions of our source code, which could reduce or eliminate our ability to commercialize our text imaging solutions. Also, our ability to market our text imaging solutions depends in part on the existence of proprietary operating systems. If freely distributed operating systems like Linux become more prevalent, the need for our solutions may diminish and our revenue could be adversely affected. Finally, in the event we develop technologies that operate under or are delivered under an open source license, such technologies may have little or no direct financial benefit to us.

Our licensing revenue depends in large part upon OEMs incorporating our text imaging solutions into their products and if our solutions are not incorporated in these products or fewer products are sold that incorporate our solutions, our revenue will be adversely affected.

Our licensing revenue from OEMs depends upon the extent to which these OEMs embed our technologies in their products. We do not control their decision whether or not to embed our solutions into their products and we do not control their product development or commercialization efforts. If we fail to develop and offer solutions that adequately or competitively address the needs of the changing marketplace, OEMs may not be willing to embed our solutions into their products. The process utilized by OEMs to design, develop, produce and sell their products is generally 12 to 24 months in duration. As a result, if an OEM is unwilling or unable to embed our solutions into a product that it is manufacturing or developing, we may experience significant delays in generating revenue while we wait for that OEM to begin development of a new product that may embed our solutions. In addition, if OEMs sell fewer products incorporating our solutions, our revenue will be adversely affected.

We are incurring increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could affect our operating results.

As a public company we are incurring significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with our compliance with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or the SEC, and the NASDAQ Global Select Market. The expenses incurred by public companies for reporting and corporate governance purposes have been increasing. We expect the rules and regulations applicable to us to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are unable to currently estimate these costs with any degree of certainty. In addition, in the current public company environment officers and directors are subject to increased scrutiny and may be subject to increased potential liability. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers. In addition, our management team will also have to adapt to the requirements of being a public company, as most of our senior executive officers have limited experience in the public company environment. This could negatively impact our future success.

Our independent registered public accounting firm had advised us that it had identified a material weakness in our internal control over financial reporting relating to inadequate financial statement preparation and review procedures, which resulted in the restatement of certain of our quarterly financial statements in 2006.

In connection with the audit of our financial statements as of and for the year ended December 31, 2006, our independent registered public accounting firm reported to our audit committee on April 11, 2007 that it had identified a material weakness in internal control over financial reporting related to inadequate financial statement preparation and review procedures. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of our annual or interim financial statements will not be prevented or detected. Specifically, our independent registered public accounting firm determined that we did not have adequate procedures and controls to ensure that accurate financial statements could be prepared and reviewed on a timely basis, including insufficient:

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technical accounting resources, including enough personnel with an appropriate level of experience to review and provide supervision within our accounting and finance departments and handle applicable SEC reporting requirements;

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qualified local accounting personnel and procedures in place to investigate the transactions of our foreign locations to permit the preparation of financial statements in accordance with generally accepted accounting principles;

•	procedures to ensure that balances and adjustments related to foreign subsidiaries were properly posted to the general ledger; and

•	analysis of reserves and accruals, including professional fees, foreign tax liabilities and royalty accruals.

As a result of this material weakness, we identified the following errors in our financial statements for 2006:

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Related to the conversion of the financial statements of Linotype into U.S. GAAP, we improperly capitalized certain costs in the amount of $0.8 million rather than recording such costs as general and administrative expense. Correction of this error resulted in an increase in general and administrative expense in the fourth quarter of 2006 by a corresponding amount. This error occurred in the fourth quarter of 2006 and was identified by our independent registered public accounting firm.

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We improperly accounted for collections of taxes in Japan in the amount of $1.7 million in 2006 as liabilities, but such taxes were not payable due to a provision of Japanese tax law of which we were unaware. Correction of this error resulted in an increase in other income in 2006 of $1.7 million, and required us to restate our quarterly operating results for the first three quarters of 2006. This error began on January 1, 2006 and was discovered by us in connection with the preparation of our annual Japanese tax returns in February 2007.

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We under-accrued for unbilled legal expenses in the fourth quarter of 2006 due to a failure to inquire of a service provider as to unbilled fees at year end. Correction of this error resulted in an increase of $0.2 million in general and administrative expense in the fourth quarter of 2006. This error occurred in the fourth quarter of 2006 and was identified by our independent registered public accounting firm.

Post-closing adjustments resulting from the foregoing reflected in our financial statements for 2006 had the effect of decreasing other assets, decreasing accrued expenses, increasing operating expenses and increasing other income. For the three months ended March 31, 2006, June 30, 2006 and September 30, 2006, these post-closing adjustments resulted in an increase in other income and a decrease in accrued expenses of $0.3 million, $0.6 million and $0.3 million, respectively. For the three months ended December 31, 2006, these post-closing adjustments resulted in a decrease in other assets of $0.8 million, a decrease in accrued expenses of $0.4 million, an increase in operating expenses of $0.9 million and an increase in other income of $0.5 million.

We concurred with the findings of our independent registered public accounting firm. We successfully remediated each of the deficiencies and they did not exist at December 31, 2007. The remediation process involved hiring additional qualified personnel and required additional expenditures for training, additional control processes and IT infrastructure. During 2007, we identified and hired a credentialed accountant with experience in U.S. GAAP to serve as Linotype’s Director of Finance. Further, we increased the level of oversight of our Linotype finance team with the addition of a European Controller. In addition, in the first quarter of 2008 we transitioned our Linotype operations from its separate accounting system to our Microsoft Dynamics GP accounting system. This transition could result in corruption or loss of data or other problems that could adversely affect our ability to produce accurate and timely financial statements. If we are unable to produce accurate and timely financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with the listing requirements of the NASDAQ Global Select Market.

We added three additional qualified personnel in the U.S. and replaced employees in two other positions to remediate these deficiencies. This added approximately $0.5 million in annual employee related expenses. In addition, we have spent approximately $0.3 million to remediate the deficiency discovered in our Linotype subsidiary. The $0.3 million has been capitalized as part of the installation of Microsoft Dynamics GP in our Linotype subsidiary. Although we believe we have addressed the material weakness, the measures we have taken may not be effective, and we may not be able to implement and maintain effective internal control over financial reporting in the future. On May 13, 2008, we announced the resignation of our Chief Financial Officer, Jacqueline D. Arthur, effective on June 30, 2008. In order to ensure the effectiveness of our internal control over financial reporting, we will need to attract and retain a qualified chief financial officer to lead our finance and accounting staff and there is no assurance that we will be able to do so on a timely basis, or at all. The identification of other material weaknesses in the future would undermine our ability to prepare accurate and timely financial statements, could result in a lack of investor confidence in our publicly filed information and could adversely affect our stock price.

If we fail to maintain proper and effective internal controls in the future, our ability to produce accurate financial statements could be impaired, which could adversely affect our ability to operate our business and our stock price.

Implementing adequate internal financial and accounting controls and procedures to ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal controls over financial reporting and that our independent auditors separately report on the effectiveness of our internal control over financial reporting. Both we and our independent auditors will be testing our internal controls in connection with the Section 404 requirements and could, as part of that documentation and testing, identify material weaknesses, significant deficiencies or other areas for further attention or improvement in the future. Our networks may be vulnerable to security risks and hacker attacks, which may affect our ability to maintain effective internal controls as contemplated by Section 404. Implementing any appropriate changes to our internal controls in the future may require specific compliance training for our directors, officers and employees, entail substantial costs to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, future disclosure regarding our internal controls or investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may adversely affect our stock price.

Because of their significant stock ownership, some of our existing stockholders are able to exert substantial control over us and our significant corporate decisions.

As of May 7, 2008, our executive officers, directors and their affiliates, in the aggregate, beneficially owned approximately 58.9% of our outstanding common stock. As a result, these persons, acting together, have the ability to control the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons, acting together, have the ability to substantially control the management and affairs of our Company. This concentration of ownership may harm the market price of our common stock by, among other things:

•	delaying, deferring or preventing a change-in-control of our Company;

•	causing us to enter into transactions or agreements that are not in the best interests of all stockholders; or

•	discouraging potential acquirers from making offers to purchase our Company.

Our quarterly results and stock price may fluctuate significantly.

We expect our operating results to be subject to quarterly fluctuations. The revenue we generate and our operating results will be affected by numerous factors, including:

•	demand for CE devices that include our text imaging solutions;

•	demand for our fonts and custom font design services;

•	delays in product shipment by our customers;

•	industry consolidation;

•	introduction, enhancement and market acceptance of text imaging solutions by us and our competitors;

•	price reductions by us or our competitors or changes in how text imaging solutions are priced;

•	the mix of text imaging solutions offered by us and our competitors;

•	the mix of international and U.S. revenue generated by our solutions;

•	financial implications of acquisitions, in particular foreign acquisitions involving different accounting standards, foreign currency issues, international tax planning requirements and the like;

•	timing of billings to customers on royalty reports received by us under our licensing agreements; and

•	our ability to hire and retain qualified personnel.

For example, as a result of the schedule of royalty reporting from laser printer and other CE device manufacturers, our OEM revenue in the first quarter of 2006 was lower than the revenue in the prior quarter. In the fourth quarter of 2006, our OEM revenue declined by approximately $0.9 million compared to OEM revenue in the third quarter of 2006. The decline was due to the timing of product delivery and billings to a significant customer. Also, as a result of variances on the timing of transactions through our e-commerce websites, our revenue varies from quarter to quarter. In addition, a substantial portion of our quarterly revenue is based on actual shipments by our customers of products incorporating our text imaging solutions in the preceding quarter, and not on contractually agreed upon minimum revenue commitments. Because the shipping of products by our customers is outside our control and difficult to predict, our ability to accurately forecast quarterly revenue is limited. Additionally, under a fixed fee license agreement we have, we have agreed to certain reductions in the fee payable over a period of years. Upon completion of our initial public offering, we incurred a one-time charge of approximately $3.0 million associated with the repayment in full of one of our credit facilities. Quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

The loss of key members of our senior management team may prevent us from executing our business strategy.

Our future success depends in large part upon the continued services of key members of our senior management team. All of our executive officers and key employees are at-will employees. Douglas J. Shaw, who was appointed Chief Executive Officer on January 1, 2007, has been with Monotype in various senior management roles for more than 20 years. Mr. Shaw has been critical to the overall management of Monotype, as well as the development of our solutions, our culture and our strategic direction. The loss of his services or of the services of other key members of our senior management could seriously harm our ability to execute our business strategy. We also may have to incur significant costs in identifying, hiring, training and retaining replacements for key employees. On May 13, 2008, we announced the resignation of our Chief Financial Officer, Jacqueline D. Arthur, effective on June 30, 2008. We are currently conducting a search for Ms. Arthur’s successor. We may experience delays or additional costs associated with this search. Any such delays would adversely affect our ability to effectively manage our business operations and our ability to prepare accurate and timely financial reports.

We rely on highly skilled personnel, and if we are unable to retain or motivate key personnel or hire qualified personnel, we may not be able to maintain our operations or grow effectively.

Our performance is largely dependent on the talents and efforts of highly skilled individuals, including font designers who are recognized as leaders in the industry and experienced software engineers. These individuals have acquired specialized knowledge and skills with respect to us and our operations. These individuals can be terminated or can leave our employ at any time. Some of these individuals are consultants. If any of these individuals or a group of individuals were to terminate their employment unexpectedly or end their consulting relationship sooner than anticipated, we could face substantial difficulty in hiring qualified successors, could incur significant costs in connection with their termination and could experience a loss in productivity while any such successor obtains the necessary training and experience.

Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel and consultants for all areas of our organization. In this regard, if we are unable to hire and train a sufficient number of qualified employees and consultants for any reason or retain employees or consultants with the required expertise, we may not be able to implement our current initiatives or grow effectively or execute our business strategy successfully.

We may expand through acquisitions of other companies, which may divert our management’s attention or result in additional dilution to stockholders or use of resources that are necessary to operate other parts of our business.

As part of our business strategy, we may seek to acquire businesses, products or technologies that we believe could complement or expand our products, enhance our technical capabilities or otherwise offer growth opportunities. Acquisitions could create risks for us, including:

•	difficulties in assimilating acquired personnel, operations and technologies;

•	unanticipated costs or liabilities associated with such acquisitions;

•	incurrence of acquisition-related costs;

•	diversion of management’s attention from other business concerns;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to consummate such acquisitions.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our earnings based on this impairment assessment process, which could harm our results of operations. Acquisitions could also result in potentially dilutive issuances of equity securities or in the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results may suffer.

Our recent growth through acquisitions may not be representative of future growth.

Our revenue for 2007 was 22.0% higher than our revenue for 2006. Revenue grew approximately 14.2% due to the inclusion of the results of operations of Linotype and China Type Design for a full year in 2007 compared to only five months in 2006. We do not expect to sustain similar growth in future periods.

Risks related to the securities markets and investment in our common stock

Market volatility may affect our stock price and the value of your investment.

The market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	announcements of new products, services or technologies, commercial relationships, acquisitions or other events by us or our competitors;

•	fluctuations in stock market prices and trading volumes of similar companies;

•	variations in our quarterly operating results;

•	changes in our financial guidance or securities analysts’ estimates of our financial performance;

•	changes in accounting principles;

•	sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

•	additions or departures of key personnel;

•	discussion of us or our stock price by the financial press and in online investor communities;

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors; and

•	other risks and uncertainties described in these “Risk factors.”

Market prices of technology companies have been extremely volatile. Stock prices of many technology companies have often fluctuated in a manner unrelated or disproportionate to the operating performance of such companies. In the past, following periods of market volatility, stockholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of management from our business.

Shares of our common stock are relatively illiquid.

There has only been a public market for our common stock since the completion of our initial public offering in July 2007. Since our initial public offering through May 7, 2008, the average daily trading volume of our common stock on the NASDAQ Stock Market was less than 66,000 shares. As a result of our relatively small public float, our common stock may be less liquid than the stock of companies with broader public ownership. Among other things, trading of a relatively small volume of our common stock may have a greater impact on the trading price for our shares than would be the case if our public float were larger.

Future sales of our common stock may cause our stock price to decline.

We have only been a public company since July 2007. Since our initial public offering through May 7, 2008, the average daily trading volume of our common stock on the NASDAQ Stock Market was less than 66,000 shares. If our existing stockholders or their distributees sell substantial amounts of our common stock in the public market, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress the trading price of our common stock.

In connection with this offering, all directors, executive officers and selling stockholders have entered into lock-up agreements with the underwriters of this offering. As a result of these lock-up agreements, 20,359,279 shares of our common stock are subject to contractual restrictions on resale, subject to customary exceptions and any sales pursuant to certain trading plans that comply with Rule 10b5-1 under the Exchange Act, through the date 90 days after the date of this prospectus. Because of their significant stock ownership, some of our existing stockholders will be able to exert substantial control over us and our corporate decisions. Holders of substantially all of such shares of our common stock have the right to require us to register such shares for sale under the Securities Act in certain circumstances and also have the right to include those shares in a registration initiated by us. If we are required to include the shares of our common stock of these stockholders pursuant to these registration rights in a registration initiated by us, sales made by such stockholders may adversely affect the price of our common stock and our ability to raise needed capital. In addition, if these stockholders exercise their demand registration rights and cause a large number of shares to be registered and sold in the public market or demand that we register their shares on a shelf registration statement, such sales or shelf registration may have an adverse effect on the market price of our common stock.

The market price of shares of our common stock may drop significantly if our existing stockholders sell a substantial number of shares when the restrictions on resale lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may inhibit attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and by-laws may delay or prevent an acquisition of us or a change in our management. These provisions include a classified board of directors, a prohibition on actions by written consent of our stockholders and the ability of our board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirers to negotiate with our board of directors, they would apply even if an offer rejected by our board were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

TA Associates and certain of our executive officers and directors will continue to have substantial control over us after this offering and could limit the ability of stockholders to influence the outcome of key transactions, including changes of control.

We anticipate that TA Associates and certain of our executive officers and directors and entities affiliated with them will, in the aggregate, beneficially own 34.7% of our outstanding common stock following the completion of this offering, assuming the underwriters do not exercise their over-allotment option. TA Associates and certain of our executive officers, directors and affiliated entities, if acting together, would be able to effectively control or influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other significant corporate transactions. These stockholders may have interests that differ from yours, and they may vote in a way with which you disagree and that may be adverse to your interests. The concentration of ownership of our common stock may have the effect of delaying, preventing or deterring a change-in-control of our Company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our Company and may affect the market price of our common stock.

We do not intend to pay dividends on our common stock.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and the repayment of indebtedness and do not anticipate declaring or paying any cash dividends for the foreseeable future. Moreover, our credit agreement relating to our credit facility arranged by Wells Fargo Foothill, Inc., or First Lien Credit Facility, imposes restrictions on our ability to declare and pay dividends.

We may require additional capital, and raising additional funds by issuing securities or additional debt financing may cause dilution to existing stockholders, restrict our operations or require us to relinquish proprietary rights.

We may need to raise additional capital in the future. We may raise additional funds through public or private equity offerings or debt financings. To the extent that we raise additional capital by issuing equity securities, our existing stockholders’ ownership will be diluted. Any new debt financing we enter into may involve covenants that restrict our operations more than our current credit facilities. These restrictive covenants would likely include limitations on additional borrowing, specific restrictions on the use of our assets as well as prohibitions on our ability to create liens, pay dividends, redeem our stock or make investments.

Our substantial indebtedness could affect our financing options and liquidity.

As of March 31, 2008, we had $128.1 million of debt outstanding and an undrawn $20.0 million revolving credit facility. Our indebtedness is secured by substantially all of our assets and could have important consequences to our business or the holders of our common stock, including:

•	limiting our ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions;

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requiring a significant portion of our cash flow from operations to be dedicated to the payment of the principal of and interest on our indebtedness, thereby reducing funds available for other purposes;

•	making us more vulnerable to economic downturns and limiting our ability to withstand competitive pressures; and

•	preventing us from paying dividends on our common stock.

We are subject to restrictive debt covenants that impose operating and financial restrictions on us and could limit our ability to grow our business.

Covenants in our credit facility impose significant operating and financial restrictions on us. These restrictions prohibit or limit, among other things, our incurrence of additional indebtedness, dividends and distributions, asset sales, transactions with affiliates and acquisitions and creation of certain types of liens. These restrictions could limit our ability to take advantage of business opportunities. Furthermore, our indebtedness requires us to maintain a maximum leverage ratio. Our ability to comply with this ratio may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If we are unable to comply with the covenants and leverage ratio in our current credit facility in the future, we may be unable to obtain waivers of non-compliance from the lenders, which would put us in default under the facility, or we may be required to pay substantial fees or penalties to the lenders. If we are in default under the facility, the rate of interest we are charged on the facility will increase, which we may be unable to pay on a continual basis. These developments could have a material adverse effect on our business.

Forward-looking statements and projections

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this prospectus. Accordingly, you should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

This prospectus also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by this data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, financial condition and results of operations and on the market price of our common stock.

Use of proceeds

All of the shares of common stock included in this offering are being sold by selling stockholders. We will not receive any of the proceeds of the sale of shares of common stock in this offering. See “Principal and selling stockholders.”

Dividend policy

Our board of directors has discretion in determining whether to declare or pay dividends, which will depend upon our financial condition, results of operations, capital requirements and other factors our board of directors deems relevant. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and the repayment of indebtedness. Accordingly, we do not anticipate declaring or paying any cash dividends for the foreseeable future. Moreover, our senior credit agreement relating to our First Lien Credit Facility imposes restrictions on our ability to declare and pay dividends.

Price range of our common stock

Our common stock, $0.001 par value, was traded on the NASDAQ Global Market under the symbol “TYPE” from July 25, 2007 to March 17, 2008 and has been traded on the NASDAQ Global Select Market since March 18, 2008. Prior to July 25, 2007, there was no public market for our common stock. The following table sets forth the high and low closing sales prices of our common stock, as reported by the NASDAQ Stock Market, for each of the periods listed.

	High		Low

Fiscal 2007
Third quarter (commencing July 25, 2007)		$14.00		$11.40
Fourth quarter		$17.49		$13.04

Fiscal 2008
First quarter		$15.70		$12.63
Second quarter (through May , 2008)	$		$

The last reported sale price of our common stock on the NASDAQ Global Select Market on May     , 2008 was $         per share. As of May 7, 2008, we had 106 holders of record of our common stock.

Capitalization

The following table sets forth our capitalization as of March 31, 2008. You should read the following table in conjunction with our consolidated financial statements and related notes and “Management’s discussion and analysis of financial condition and results of operations” appearing elsewhere in this prospectus.

(in thousands, except for share data)	As of March 31, 2008

Long-term debt:
Current portion	$17,727
Long-term	110,365

Total long-term debt, including current portion	128,092

Stockholders’ equity:
Preferred stock, $0.001 par value, 10,000,000 shares authorized and no shares issued and outstanding	—
Common shares, $0.001 par value, 250,000,000 authorized shares and 34,309,761 shares issued and outstanding	34
Additional paid-in capital	139,098
Treasury stock, at cost, 53,194 shares	(41)
Accumulated deficit	(35,140)
Accumulated other comprehensive income	4,321

Total stockholders’ equity	108,272

Total capitalization	$236,364

Shares issued and outstanding excludes 3,168,608 shares of our common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $7.59 per share and 3,402,821 additional shares of our common stock reserved for future issuance under the 2007 Option Plan, together with any shares forfeited under the 2004 Option Plan.

Selected consolidated financial data

The following selected consolidated financial data should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and related notes and “Management’s discussion and analysis of financial condition and results of operations” appearing elsewhere in this prospectus. The data presented for the three months ended March 31, 2008 and 2007 and as of March 31, 2008 are derived from our unaudited consolidated financial statements included in this prospectus. These unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements. In the opinion of management, the unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period. The data presented for 2007, 2006 and 2005, and as of December 31, 2007 and 2006, are derived from our audited consolidated financial statements included elsewhere in this prospectus. The data for 2006 includes the operating results of Linotype, following our acquisition of Linotype on August 1, 2006, and the results of operations of China Type Design, following our acquisition of China Type Design on July 28, 2006. The data presented for 2005 reflects our operations after we were acquired from Agfa Corporation and is derived from our audited consolidated financial statements included in this prospectus. The data presented for the predecessor period from January 1, 2004 through November 4, 2004 and the post-acquisition period November 5, 2004 through December 31, 2004, and as of December 31, 2005 and 2004, are derived from our consolidated financial statements not included in this prospectus. The data presented as of and for the year ended December 31, 2003 is derived from the audited consolidated financial statements of our predecessor that are not included in this prospectus.

(in thousands, except share and per share data)	Three Months Ended March 31,		Year ended December 31,			November 5, 2004 to December 31, 2004	January 1, 2004 to November 4, 2004	Year ended December 31, 2003
	2008	2007	2007	2006	2005

			(Successor)				(Predecessor)
Condensed consolidated statement of operations data:
Revenue	$27,343	$25,710	$105,152	$86,204	$73,776	$13,037	$52,010	$47,707
Cost of revenue	2,701	2,747	8,705	8,305	9,513	1,224	8,577	6,961
Cost of revenue-amortization of acquired technology	849	844	3,376	3,021	2,408	401	728	607
Marketing and selling	5,428	4,531	19,206	14,931	11,730	1,853	9,299	9,679
Research and development	4,287	4,049	18,837	13,813	10,668	1,835	8,290	9,291
General and administrative	5,170	3,536	15,605	10,112	5,639	1,081	7,948	5,931
Transaction bonus	—	—	—	—	—	—	25,207	—
Amortization of other intangibles	1,806	1,779	7,162	6,687	6,459	1,073	607	629

Total costs and expenses	20,241	17,486	72,891	56,869	46,417	7,467	60,656	33,098
Income (loss) from operations	7,102	8,224	32,261	29,335	27,359	5,570	(8,646)	14,609
Other (income) expense:
Interest (income) expense, net	2,512	5,323	17,554	19,516	14,735	2,034	(335)	(794)
Loss on extinguishment of debt	—	—	2,958	—	—	—	—	—
Other (income) expense, net	(2,235)	(127)	(2,147)	(3,164)	819	284	109	243

Total other expense (income)	277	5,196	18,365	16,352	15,554	2,318	(226)	(551)
Income (loss) before provision for income taxes	6,825	3,028	13,896	12,983	11,805	3,252	(8,420)	15,160
Provision (benefit) for income taxes	3,139	1,448	4,832	5,921	4,684	1,338	(2,817)	6,052

Net income (loss)	$3,686	$1,580	$9,064	$7,062	$7,121	$1,914	$(5,603)	$9,108

Net (loss) income available to common stockholders	$3,686	$(12,126)	$(25,022)	$(17,325)	$92	$106	$(5,603)	$9,108

Net (loss) income per common share:
Basic	$0.11	$(4.35)	$(1.55)	$(7.37)	$0.07	$0.08	$(5,603.00)	$9,108.00
Diluted	$0.10	$(4.35)	$(1.55)	$(7.37)	$0.05	$0.07	$(5,603.00)	$9,108.00
Weighted average number of common shares outstanding: Basic	33,516,729	2,786,916	16,174,165	2,351,356	1,417,484	1,371,016	1,000	1,000
Weighted average number of common shares outstanding: Diluted	35,406,054	2,786,916	16,174,165	2,351,356	27,421,316	26,000,656	1,000	1,000

	As of March 31,	As of December 31,
(in thousands)	2008	2007	2006	2005	2004	2003

		(Successor)				(Predecessor)
Condensed summary balance sheet data:
Cash and cash equivalents	$27,802	$19,584	$8,540	$10,784	$9,237	$1,758
Total current assets	37,740	28,096	16,362	16,199	16,146	65,442
Total assets	288,867	276,346	270,273	203,879	211,761	72,745
Total current liabilities	46,200	40,882	35,337	30,552	23,893	31,709
Total debt	128,092	131,400	202,898	157,809	131,598	—
Convertible redeemable preferred stock	—	—	40,170	15,793	58,268	—
Additional paid-in capital	139,098	138,219	687	226	—	5,386
Total stockholders’ equity (deficit)	108,272	102,007	(12,580)	3,703	1,899	38,996

Management’s discussion and analysis of

financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements, and the notes to those statements, appearing elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results may differ materially from those indicated in the forward-looking statements or reflected in the pro forma financial statements due to a number of factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading global provider of text imaging solutions. Our technologies and fonts enable the display and printing of high quality digital text. Our software technologies have been widely deployed across, and embedded in a range of CE devices, including laser printers, digital copiers, mobile phones, digital televisions, set-top boxes and digital cameras, as well as in numerous software applications and operating systems. In the laser printer market, we have worked together with industry leaders for over 16 years to provide critical components embedded in printing standards. Our scaling, compression, text layout, color and printer driver technologies solve critical text imaging issues for CE device manufacturers by rendering high quality text on low resolution and memory constrained CE devices. We combine these proprietary technologies with access to over 10,000 typefaces from a library of some of the most widely used designs in the world, including popular names like Helvetica and Times New Roman. We also license our typefaces to creative and business professionals through custom font design services, direct sales and our e-commerce websites fonts.com, itcfonts.com, linotype.com and faces.co.uk, which attracted more than 25 million visits in 2007 from over 200 countries and territories.

Sources of revenue

We derive revenue from two principal sources: licensing our text imaging solutions to CE device manufacturers and independent software vendors, which we refer to as our OEM revenue, and licensing our fonts to creative and business professionals, which we refer to as our creative professional revenue. We derive our OEM revenue primarily from CE device manufacturers. We derive our creative professional revenue primarily from multinational corporations, graphic designers, advertisers, printers and publishers. Historically, we have experienced, and we expect to continue to have, lower revenue in the first quarter of the year due to the timing of some contractual payments of licensing fees from our OEM customers. In prior years we have experienced, and we may in the future have, seasonal slowness in the third quarter of the year from our creative professional customers.

Our customers are located in the United States, Asia, Europe and throughout the rest of the world, and our operating subsidiaries are located in the United States, Japan, the United Kingdom, Germany and Hong Kong. We are dependent on international sales by our foreign operating subsidiaries for a substantial amount of our total revenue. Revenue from our Asian subsidiaries is generally from Asian customers and revenue from our other subsidiaries is from customers in a number of different countries, including the United States. We attribute revenue to geographic areas based on the location of our subsidiary receiving such revenue. For example, licenses may be sold to large international companies which may be headquartered in Asia for instance, but the sales are received and recorded by our subsidiary located in the United States. In this example, the revenue would be reflected in the United States totals in the table below.

	Three months ended March 31,				Years ended December 31,
	2008		2007		2007		2006		2005
(in millions, except %)	Sales	% of total	Sales	% of total	Sales	% of total	Sales	% of total	Sales	% of total

United States	$9.7	35.5%	$9.3	36.1%	$32.9	31.3%	$37.1	43.0%	$45.8	62.1%
Asia	10.0	36.8	9.5	37.1	40.8	38.8	33.7	39.1	20.0	27.0
United Kingdom	2.6	9.5	2.3	8.9	12.2	11.6	8.6	10.0	8.0	10.9
Germany	5.0	18.2	4.6	17.9	19.3	18.3	6.8	7.9	—	—

Total	$27.3	100.0%	$25.7	100.0%	$105.2	100.0%	$86.2	100.0%	$73.8	100.0%

For the three months ended March 31, 2008 and 2007 and the years ended December 31, 2007, 2006 and 2005, sales by our subsidiaries located outside North America comprised 64.5%, 63.9%, 68.7%, 57.0% and 37.9%, respectively, of our total revenue. We expect that sales by our international subsidiaries will continue to represent a substantial portion of our revenue for the foreseeable future. Future international revenue will depend on the continued use and expansion of our text imaging solutions worldwide.

We derive a majority of our revenue from a limited number of customers, in particular manufacturers of laser printers and mobile phones. For the three months ended March 31, 2008 and 2007 and the years ended December 31, 2007, 2006 and 2005, our top ten licensees by revenue accounted for approximately 45.4%, 48.7%, 46.6%, 52.0% and 60.4% of our total revenue, respectively. Although no one customer accounted for more than 10% of our total revenue in the three months ended March 31, 2008 and 2007 and the years ended December 31, 2007 and 2006, if we are unable to maintain relationships with major customers or establish relationships with new customers, our licensing revenue will be adversely affected. For the year ended December 31, 2005 one customer accounted for 13% of our total revenue.

OEM revenue

Our OEM revenue is derived substantially from per-unit royalties. Under our licensing arrangements we typically receive a royalty for each product unit incorporating our text imaging solutions that is shipped by our OEM customers. We also receive OEM revenue from fixed fee licenses with certain of our OEM customers. Fixed fee licensing arrangements are not based on units the customer ships, but instead, customers pay us on a periodic basis for use of our text imaging solutions. Although significantly less than royalties from per-unit shipments and fixed fees from OEM customers, we also receive revenue from software application and operating systems vendors, who include our text imaging solutions in their products, and for font development. Many of our per-unit royalty licenses continue for the duration that our OEM customers ship products that include our technology, unless terminated for breach. Other licenses have terms that typically range from three to five years, and usually provide for automatic or optional renewals. Revenue from per-unit royalties is recognized in the period during which we receive a royalty report from a customer, typically one quarter after royalty-bearing units are shipped. Revenue from fixed fee licenses is generally recognized when it is billed to the customer, so long as the product has been delivered, the license fee is fixed and non-refundable and collection is probable.

Creative professional revenue

Our creative professional revenue is derived from font licenses and from custom font design services. We license fonts directly to end-users through our e-commerce websites, via telephone, email and indirectly through third-party resellers. We also license fonts and provide custom font design services to graphic designers, advertising agencies and corporations.

Revenue from font licenses to our e-commerce customers is recognized upon payment by the customer and electronic shipment of the software embodying the font. Revenue from font licenses to other customers is recognized upon shipment of the software embodying the font. Revenue from resellers is recognized upon notification from the reseller that our font product has been licensed. We generally recognize custom font design services revenue upon delivery.

Cost of revenue

Our cost of revenue consists of font license fees that we pay on certain fonts that are owned by third parties and allocated internal engineering expense and overhead costs directly related to custom design services. License fees are typically based on a percentage of our OEM and creative professional revenue and do not involve minimum fees. Our cost of OEM revenue is typically lower than our cost of creative professional revenue because we own a higher percentage of the fonts licensed to our OEM customers, provide value-added technology and have negotiated lower royalty rates on the fonts we license from third parties because of volume. The cost of our custom design service revenue is substantially higher than the cost of our other revenue and, as a result, our gross margin varies from period to period depending on the level of custom design revenue recorded. Linotype, which we acquired in 2006, generally has higher cost of revenue.

Cost of revenue also includes amortization of acquired technology, which we amortize over 12 to 15 years. For purposes of amortizing acquired technology we estimate the remaining useful life of the technology based upon various considerations, including our knowledge of the technology and the way our customers use it. We use the straight-line method to amortize our acquired technology. There is no reliable evidence to suggest that we should expect any other pattern of amortization than an even pattern, and we believe this best reflects the expected pattern of economic usage.

Marketing and selling

Our marketing and selling expense consists of salaries, bonuses, commissions and benefits related to our marketing and selling personnel and their business travel expenses, advertising and trade show expenses, web-related expenses and allocated facilities costs and other overhead expenses.

Sales commission expense varies as a function of revenue and goal achievement from period-to-period. We made a strategic decision to increase our OEM and creative professional marketing and selling headcount in 2006. Marketing and selling non-commission expenses increased during the three months ended March 31, 2008 and the year ended December 31, 2007 as a result of headcount increases and associated salary increases compared to the three months ended March 31, 2007 and the year ended December 31, 2006. Linotype’s marketing and selling expense as a percentage of revenue is higher than our historical percentage. We do not currently intend to reduce Linotype’s marketing and selling organization or its marketing and selling expense. We expect marketing and selling expense to continue to increase in absolute dollars going forward.

Research and development

Our research and development expense consists of salaries, bonuses and benefits related to our research and development, engineering, font design and integration support personnel and their business travel expenses, license fees related to certain of our technology licenses, expenses for contracted services and allocated facilities costs and other overhead expenses. Our research and development expense in a given period may be reduced to the extent that internal engineering resources are allocated to cost of revenue for custom design services.

Our research and development is primarily focused on enhancing the functionality of our text imaging solutions and developing new products. From time to time we license third-party font technology in connection with new technology development projects that are part of our research and development efforts. Our research and development costs are expensed as incurred. We made a strategic decision to increase our research and development headcount in 2006, and continued in 2007, to develop and launch next generation technologies. In 2007, our research and development expenses increased as compared to 2006, primarily due to an increase in share based compensation expense associated with China Type Design and the inclusion of a full year of Linotype expenses. Excluding share based compensation expense, we expect research and development expense to increase in absolute dollars going forward. A significant portion of the research and development share based compensation expense is associated with a consultant, who was granted restricted stock in connection with the acquisition of China Type Design. The restricted stock for this consultant is subject to variable accounting.

General and administrative

Our general and administrative expense consists of salaries, bonuses and benefits related to our general and administrative personnel, accounting, legal and other professional fees, allocated facilities costs and other overhead expenses and insurance costs.

In the year ended December 31, 2007, our expenses were higher compared to the year ended December 31, 2006 primarily as a result of the cost of the additional headcount and infrastructure required to operate as a publicly traded company and having a full 12 months of Linotype expenses. In the three months ended March 31, 2008, our general and administrative expenses were higher compared to the three months ended March 31, 2007 as a result of the additional infrastructure required to operate as a publicly traded company and increased legal costs of maintaining and protecting the Linotype font library. In addition, we incurred approximately $0.5 million of additional costs associated with a registration statement filed with the SEC in the first quarter of 2008. We expect general and administrative expenses to increase in absolute dollars in 2008.

Amortization of intangible assets

We amortize intangible assets acquired as follows:

•	customer relationships—10 to 15 years; and

•	non-compete agreements—4 to 6 years.

For purposes of amortization, we estimate the life of customer relationships based upon various considerations, including our knowledge of the industry and the marketplace in which we operate. We amortize non-compete agreements over the stated life of the agreement. We use the straight-line method to amortize our intangible assets. There is no reliable evidence to suggest that we should expect any other pattern of amortization than an even pattern, and we believe this best reflects the expected pattern of economic usage.

Provision for income taxes

We provide for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, or SFAS 109. Under this method, a deferred tax asset or liability is determined based on the difference between the financial statement and the tax basis of assets and liabilities, as measured by enacted tax rates in effect when these differences are expected to be reversed. This process includes estimating current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and financial accounting purposes. These differences, including differences in the timing of recognition of share based compensation expense, result in deferred tax assets and liabilities. We also assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe recovery to be unlikely, we have established a valuation allowance. Significant judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance against our deferred tax assets. Our financial position and results of operations may be materially affected if actual results significantly differ from these estimates or the estimates are adjusted in future periods.

We calculate our estimated annual effective tax rate for all of our locations within the United States. Our subsidiaries in the United Kingdom, Japan, Germany and Hong Kong calculate their tax provisions based on the laws of their respective jurisdictions.

For the three months ended March 31, 2008, our effective tax rate was 46.0%. Our effective tax rate includes 4.0% due to permanent non-deductible stock based compensation expense and 2.7% for non-deductible costs for income tax purposes associated with the filing of a registration statement with the SEC in the first quarter of 2008. For the year ended December 31, 2007, our effective tax rate was 34.8%. The 2007 rate decreased from 2006 primarily as a result of a change in German tax laws enacted in the third quarter of 2007, reducing our tax rate on German taxable income from 40% to 30%. In 2006, our effective tax rate increased from 2005 primarily as a result of the inclusion in our federal taxable income of the unremitted earnings of our U.K. subsidiary.

Our actual payments for taxes are significantly lower than our book tax expense because we amortize goodwill and indefinite-lived intangible assets for tax purposes. The difference between the amortization for tax purposes and accounting for financial statements in accordance with GAAP gives rise to a deferred tax liability for GAAP. The balance of this GAAP deferred tax liability at December 31, 2007 was $14.1 million. This balance is included within the net intangible and goodwill deferred tax liabilities disclosed in the footnotes to our consolidated financial statements, and is expected to increase each year over the 15 year period that goodwill and indefinite-lived intangible assets are amortized for tax purposes, unless goodwill and indefinite-lived intangibles are determined to be impaired for GAAP purposes. In the event of an impairment, a charge would be recognized in our financial statements, and the GAAP deferred tax liability would be reversed. This charge and reversal of the deferred tax liability would not give rise to a payment of taxes. Absent an impairment, the change in these deferred tax liabilities from period to period generally approximates the additional deduction for amortization we receive for tax purposes, but not for book tax expense.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB 109, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. We adopted FIN 48 effective January 1, 2007 and the adoption did not have a material impact on our consolidated results of operations or financial condition. At both the date of adoption and at December 31, 2007 we had $1.7 million of unrecognized tax benefits. In accordance with FIN 48, paragraph 19, we have decided to classify potential interest and penalties as a component of tax expense. At the date of adoption and December 31, 2007 we had $89 thousand and $250 thousand of accrued interest and penalties, respectively.

History of the company

Acquisition of Agfa Monotype

At the time of our acquisition from Agfa in November 2004, Agfa operated its font and printer driver technology business through its subsidiary, Agfa Monotype. On November 5, 2004, through a series of transactions described in greater detail below, these assets were acquired by a new entity, Monotype Imaging, which was wholly-owned by TA Associates, D.B. Zwirn and certain of the former officers and employees of Agfa Monotype, in exchange for a total purchase price of $194.0 million, consisting of cash plus the assumption of certain obligations.

Investments in IHC.    In connection with our acquisition from Agfa, TA Associates, D.B. Zwirn and certain of the former officers and employees of Agfa Monotype purchased an aggregate of 5,826,750 shares of convertible preferred stock for $58.3 million of IHC, the parent of Monotype Imaging.

Subordinated notes guaranteed by IHC.    In connection with our acquisition from Agfa, TA Associates, D.B. Zwirn and certain of the former officers and employees of Agfa Monotype loaned certain of our affiliates approximately $20.1 million, which was guaranteed by IHC.

Reinvestment of transaction bonus paid to Agfa employees.    In connection with our acquisition from Agfa, Agfa Monotype was obligated to pay certain former officers and employees of Agfa Monotype a transaction bonus, or Transaction Bonus, in the aggregate amount of approximately $25.2 million. The Transaction Bonus was accrued by the predecessor entity during the period ended November 4, 2004. Approximately $4.9 million of this bonus was used by the officers and employees to purchase shares of IHC and to acquire the subordinated notes described above. Cash payment of $19.1 million was made during the period November 5, 2004 to December 31, 2004, $937 thousand was paid in 2005 and $267 thousand was paid in 2006.

Recapitalization of IHC

In August 2005, IHC entered into a recapitalization transaction and debt refinancing, which resulted in Monotype Imaging Holdings Inc., the issuer in this offering, becoming the parent of IHC. All of the holders of common stock of IHC exchanged their shares for shares of our common stock and all of the holders of shares of convertible preferred stock of IHC exchanged their shares for shares of our convertible preferred stock. In addition, holders of convertible preferred stock received cash payments in the aggregate amount of approximately $48.3 million, which reduced the aggregate liquidation preference of the shares of preferred stock to the aggregate amount of approximately $10.2 million.

As part of the recapitalization, we refinanced our First and Second Lien Credit Facilities, each of which is described in more detail below.

Recent acquisitions

On August 1, 2006, we completed the acquisition of the capital stock of Linotype. We also acquired certain fonts and other intellectual property assets from the seller of the Linotype capital stock. The total purchase price for Linotype and the related intellectual property was approximately $59.7 million in cash, which included the related acquisition costs of approximately $699 thousand. The purchase price was financed with proceeds from the term loans under our First and Second Lien Credit Facilities. Linotype’s results of operations have been included in our consolidated financial statements since the date of acquisition and all intercompany balances have been eliminated.

On July 28, 2006, we acquired 80.01% of the capital stock of China Type Design for approximately $4.1 million in cash and three promissory notes in the aggregate amount of $600 thousand. These promissory notes and any unpaid interest converted into 415,903 shares of our restricted common stock upon the closing of our initial public offering. At the time of this acquisition, we already had a 19.99% ownership interest in China Type Design, and following the acquisition, it became our wholly-owned subsidiary. The results of operations of China Type Design have been included in our consolidated financial statements since the date of acquisition and all intercompany balances have been eliminated. Prior to the acquisition, we did not have the ability to exercise significant influence over operating and financial policies of China Type Design, and accordingly, the results of its operations were accounted for using the cost method of accounting.

We accounted for the acquisitions of Linotype and China Type Design using the purchase method of accounting in accordance with SFAS No. 141, Business Combinations, and as a result the consolidated financial statements for the periods prior to the acquisitions are not directly comparable to the consolidated financial statements following the acquisitions.

Initial public offering

On July 30, 2007, we completed our initial public offering, issuing 6.5 million shares of our common stock at a price of $12.00 per share. After underwriters’ commissions and other costs and expenses, we received net proceeds of approximately $67.2 million and paid the redemption cost of our redeemable preferred stock, which totaled approximately $9.7 million. We used the proceeds from the offering, net proceeds of $10.8 million from the amendment to our First Lien Credit Facility and cash on hand, to pay in full the outstanding borrowings under our Second Lien Credit Facility of approximately $70.0 million, plus a $1.4 million prepayment penalty.

Critical accounting policies

The preparation of financial statements and related disclosures in conformity with GAAP and our discussion and analysis of our financial condition and results of operations require us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates.

We believe the following critical accounting policies affect our more significant judgments used in the preparation of our consolidated financial statements. Additional information about our critical accounting policies may be found in Note 2 to our consolidated financial statements.

Revenue recognition

We recognize revenue in accordance with Statement of Position, or SOP, 97-2, Software Revenue Recognition, or SOP 97-2, as modified by SOP 98-9, Modifications of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. Revenue is recognized when persuasive evidence of an agreement exists, the product has been delivered or services have been provided, the fee is fixed or determinable, and collection of the fee is probable.

Sales Taxes

We record revenue net of sales taxes. Sales taxes are collected and remitted to tax authorities as required, typically on a monthly or quarterly basis, except for Japanese consumption tax, which is remitted on an annual basis. As a result, accrued sales tax consists principally of Japanese consumption tax (see Note 6 to our consolidated financial statements).

Goodwill and indefinite-lived intangible assets

We assess the impairment of goodwill and indefinite-lived intangible assets annually, or more frequently if events or changes in circumstances indicate that the carrying value of such assets exceeds their fair value. With respect to both goodwill and indefinite-lived intangible assets, factors that could trigger an impairment review include significant negative industry or economic trends, exiting an activity in conjunction with a restructuring of operations, or current, historical or projected losses that demonstrate continuing losses associated with an asset. Impairment evaluations involve management estimates of useful lives and future cash flows, including assumptions about future conditions such as future revenue, operating expenses, the fair values of certain assets based on appraisals and industry trends. Actual useful lives and cash flows could be different from those estimated by our management. If this resulted in an impairment of goodwill and indefinite-lived intangible assets, it could have a material adverse effect on our financial position and results of operations.

Share based compensation

Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), Share Based Payment, or SFAS 123R, using the prospective method. SFAS 123R requires that all share based payments to employees, including grants of stock options and restricted stock, be recognized in the statements of operations based on their fair values at the grant dates. We use the Black-Scholes option pricing model to determine the fair value of stock options granted to employees. In accordance with SFAS 123R, we recognized the fair value of employees share based awards granted or modified on or after January 1, 2006 using the straight line method over the vesting period of the award.

Prior to our initial public offering, or IPO, on July 25, 2007 there was no public market for our common stock, and, in connection with our issuance of stock options, our board of directors, with the assistance of management, had the ultimate responsibility for determining the value of our common stock. In the absence of a public market for our common stock, the board of directors considered objective and subjective factors in determining the fair value of our common stock, including the liquidation preferences, redemption rights and conversion rights of our then-outstanding convertible preferred stock and the likelihood and timing of achieving a liquidity event such as an initial public offering or a sale of the Company.

Contemporaneous valuation reports of the fair value of our common stock were prepared as of December 31, 2005, March 31, 2006, June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007 and June 30, 2007.

The contemporaneous valuation prepared as of December 31, 2005 utilized the current value method and calculated an enterprise value based on a multiple of enterprise value to earnings before interest, taxes, depreciation and amortization, or EBITDA. The fair value of our common stock was determined by reducing the total estimated enterprise value by the liquidation preference of our preferred stock and our outstanding debt. In addition, a discount for lack of liquidity of 30% was applied and an additional discount of 25% was applied to take into account a less favorable business operating environment.

For each quarter beginning March 31, 2006, we used the market approach and the probability weighted expected return method as outlined in the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the Practice Aid, to determine the fair value of our common stock.

In connection with applying the probability weighted expected return method to value our common stock for each quarter beginning March 31, 2006, a retrospective valuation applying the methodology as described above, was performed to determine the reasonableness of the $1.695 per share common stock value as of December 31, 2005. This analysis resulted in an immaterial difference from the per share value calculated using the current value method and $1.695 was used as the fair value price at March 31, 2006.

Under the probability weighted expected return method, the value of our common stock is estimated based upon an analysis of future values of our Company assuming various future outcomes, the timing of which is based on the plans of our board of directors and management. Share value is based on the probability weighted present value of expected future investment returns, considering each of the possible outcomes available to us as well as the rights of each share class. The fair value of our common stock was estimated using a probability weighted analysis of the present value of the investment returns under each of four possible liquidity scenarios: a public company through the completion of an initial public offering, or the IPO scenario, or a sale to a strategic acquirer, which included a base case, optimistic case, and low case scenarios, or the Sale scenario.

At each valuation date, the selected probability of each liquidity scenario was based on current market conditions, our financial performance, milestones realized by us and any discussions with, or engagement of, investment banks regarding a potential public offering or sale.

In the IPO and Sale scenarios for each of our contemporaneous valuations, we used the market approach to estimate our future expected enterprise value. In applying the market approach, we considered the guideline public company method as described in the Practice Aid, which utilizes valuation multiples indicated by comparable companies to determine fair value. We also considered transactions in our own common stock and pricing multiples from our own completed acquisitions. We began by analyzing the enterprise value to EBITDA multiples of companies identified by us as comparable public companies. We applied this multiple to our projected EBITDA in the year of the expected liquidity event of each scenario. For the IPO and Sale scenarios, the estimated future values of our common stock were calculated using the expected enterprise values based on the market approach discussed above and the expected dates of the future expected initial public offering or sale. The expected enterprise values were discounted at an appropriate risk-adjusted discount rate based on the inherent risk of a hypothetical investment in our common stock. An appropriate rate of return required by a hypothetical investor was determined after considering venture capital rates of return published in the Practice Aid for firms engaged in a bridge financing in anticipation of a later initial public offering, our calculated cost of capital based on the capital asset pricing model and the estimated cost of capital of newly public companies published in the Practice Aid. Our calculated cost of capital was developed based upon a quantitative and qualitative analysis of factors that would impact the discount rate. If different discount rates had been used, the valuations would have been different.

The fair value of our common stock under the Sale scenario was determined by reducing the total estimated enterprise value by the liquidation preference of our preferred stock and our outstanding debt. For the IPO scenario, the total enterprise value was allocated pro rata across all shares on a fully diluted basis, including all shares subject to outstanding options. A discount for lack of liquidity of 15% at March 31, 2006, 12% at June 30, 2006, 6% at September 30, 2006 and December 31, 2006, 0% at March 31, 2007 and 0% at June 30, 2007 was applied to arrive at the fair value of our common stock. If a different discount for lack of liquidity was used at each respective valuation date, the valuation results would have been different. The discount for lack of liquidity was based upon a number of empirical studies, IRS Revenue Ruling 77-287 involving the issue of discounts for lack of liquidity and certain other company specific factors such as the prospects for liquidity absent an initial public offering. We also considered a protective put model as a means of estimating the discount for lack of liquidity based on the assumed timing of a liquidity event and our estimated volatility.

Finally, the present value calculated for our common stock under each scenario was then probability weighted based on our estimate of the relative likelihood of occurrence of each scenario. The estimated fair value of our common stock at each valuation date is equal to the sum of the probability weighted present values for each scenario.

We believe that the valuation methodologies used in the contemporaneous valuations are reasonable and consistent with the Practice Aid.

We used a 15% probability weight for the IPO scenario in our March 31, 2006 valuation and we increased this percentage in each valuation going forward to reflect the increased probability of a public offering as significant business milestones were achieved, including the completion of our acquisition in 2006 of Linotype, which was significant to our operations, and our acquisition in 2006 of China Type Design. We also considered discussions with investment banks regarding a public offering in September

2006. The probability weight assigned to an IPO scenario increased from 15% at March 31, 2006 to 25% at June 30, 2006, 45% at September 2006, 55% at December 31, 2006, 80% at March 31, 2007 and 90% at June 30, 2007 as the probability of an IPO increased.

With our board of director’s decision to focus on an initial public offering in September 2006, we also considered the possibility of an optimistic sale within a similar timeline, adjusted for the time to complete a sale process, at the same enterprise value as an initial public offering. As a result, the initial public offering and optimistic sale probabilities as of the September 30, 2006, December 31, 2006, March 31, 2007 and June 30, 2007 valuation dates were together 80%, 80%, 90% and 95%, respectively.

The contemporaneous fair values of our common stock increased throughout 2006. The increases were caused by achievement of business and operating milestones, consummation of merger and acquisition transactions, the proximity to a potential initial public offering and the engagement of investment banks for a potential public offering. The contemporaneous fair value of our common stock on March 31, 2006 was determined to be $3.105 per share; however, there were no grants made pursuant to this March 31, 2006 valuation. The fair value of our common stock on that date contemplated several factors, including the following:

•

As of the March 31, 2006 valuation date, we determined the probability of an IPO scenario of 15%, and collectively the base case, optimistic case and low case Sale scenario were 85%. The 15% probability of an initial public offering was based on our relative size as of the valuation date and the need to complete a major acquisition or realize substantial revenue growth in order to pursue a public offering.

•	The timelines to potential liquidity events ranged from approximately 18 months to 3 1 /2 years.

•	The challenges we faced in executing on our business plan.

•	A discounted rate of return of 21% on potential proceeds.

The fair value of our common stock on June 30, 2006 was determined to be $4.073 and contemplated several factors, including the following:

•

As of the June 30, 2006 valuation date, we determined the probability of the IPO scenario of 25%, and collectively the base case, optimistic case and low case Sale scenario was 75%. The increase probability from 15% to 25% probability of an initial public offering was based on our relative size as of the valuation date and the increased likelihood that we may complete a material acquisition. However, these acquisitions were not completed or approved by our board of directors as of June 30, 2006.

•	Between March 31, 2006 and June 30, 2006, our revenue increased for the respective quarters from $18.5 million to $19.5 million.

•	A reduction in the risk adjusted discount rate from 21% to 20%, which represented our cost of capital.

The contemporaneous fair value of our common stock underlying options to purchase 67,356 shares of our common stock granted on July 14, 2006 was determined to be $4.073 per share. Our board of directors determined that the fair value as of July 14, 2006 was the same as the fair value of our common stock on June 30, 2006 because no significant events that would affect the value of our common stock had occurred between those dates.

The valuation report used to determine the fair value of our common stock as of June 30, 2006 was not completed until October 3, 2006. Accordingly, the grant date of the July 14, 2006 options for accounting purposes was October 3, 2006. We determined that the fair value of our common stock as of October 3,

2006 was $6.498 per share, which we arrived at by straight-line interpolation between the fair value as of September 30, 2006 (determined as described below) and December 31, 2006. As a result, the fair value of these options on the grant date for accounting purposes as calculated under SFAS 123R includes intrinsic value of $2.425 per share.

The contemporaneous fair value of our common stock underlying options to purchase 992,600 shares of our common stock granted on September 30, 2006 was determined to be $6.430 per share. The fair value of our common stock on that date contemplated several factors, including the following:

•	We completed the acquisitions of Linotype and China Type Design.

•

We determined the probability of an IPO scenario to be 45% and engaged investment banks to assist us in this process. As a result of completing the acquisitions noted above and engaging investment banks, the likelihood of a short term liquidity event increased significantly. We estimated an 80% probability of experiencing either a public offering or an optimistic sale in 2007 and utilized the same enterprise value for the IPO and optimistic Sale scenarios.

•

A reduction in the risk adjusted discount rate from 20% to 17%, which represented our cost of capital. The reduction in the cost of capital was due to our increased size, geographical diversification and expanded product offerings.

•

Based on our valuation analysis utilizing the market approach, the combined entity including our acquisitions resulted in a higher selected EBITDA multiple than the actual EBITDA multiple paid for Linotype.

•	Between June 30, 2006 and September 30, 2006, our revenue for the respective quarters increased from $19.5 million to $22.8 million.

The valuation report used to determine the fair value of our common stock as of September 30, 2006 was not completed until October 24, 2006. Accordingly, the grant date of the September 30, 2006 options for accounting purposes was October 24, 2006. We determined that the fair value of our common stock as of October 24, 2006 was $6.970 per share, which we arrived at by straight-line interpolation between the fair value as of September 30, 2006 and December 31, 2006. As a result, the fair value of these options on the grant date for accounting purposes as calculated under SFAS 123R includes intrinsic value of $0.540 per share.

The contemporaneous fair value of our common stock underlying options to purchase 89,000 shares of our common stock granted on December 31, 2006 was determined to be $8.500 per share. The fair value of our common stock on that date contemplated several factors, including the following:

•	Between September 30, 2006 and December 31, 2006, our revenue for the respective quarter increased from $22.8 million to $25.4 million and the fourth quarter EBITDA exceeded our internal estimates.

•

We determined the probability of the IPO scenario to be 55%. As a result of holding our organizational meeting and working towards a filing for the registration statement related to this offering, we estimated an 80% probability of experiencing either a public offering or an optimistic sale in 2007 and utilized the same enterprise value for the IPO and optimistic Sale scenarios.

•	The risk adjusted discount rate was 17%, which represented our cost of capital.

•

Market conditions for public offerings improved, as did multiples for the companies we identified as comparable companies. The stock of these companies as well as the overall market were trading at higher multiples than the September 30, 2006 valuation date. As a result, we selected a higher EBITDA multiple than we selected as of September 30, 2006.

The valuation report used to determine the fair value of our common stock as of December 31, 2006 was not completed until January 10, 2007. Accordingly, the grant date of the December 31, 2006 options for accounting purposes was January 10, 2007. We determined that the fair value of our common stock as of January 10, 2007 was $8.818 per share, which we arrived at by straight-line interpolation between the fair value as of December 31, 2006 and March 31, 2007. As a result, the fair value of these options on the grant date for accounting purposes as calculated under SFAS 123R includes intrinsic value of $0.318 per share.

The contemporaneous fair value of our common stock underlying options to purchase 15,556 shares of our common stock granted on March 31, 2007 was determined to be $11.350 per share. The fair value of our common stock on that date contemplated several factors, including the following:

•

We determined the probability of an initial public offering to be 80% due to the fact we had filed our initial registration statement related to our initial public offering. We estimated a 90% probability of experiencing either a public offering or an optimistic sale in 2007 and utilized the same enterprise value for the IPO and optimistic Sale scenarios.

•	The risk adjusted discount rate was 17%, which represented our cost of capital.

•	Market conditions continued to improve for new public issues, resulting in an increased selected EBITDA multiple.

The valuation report used to determine the fair value of our common stock as of March 31, 2007 was not completed until May 15, 2007. Accordingly, the grant date of the March 31, 2007 options for accounting purposes was May 15, 2007. We determined the fair value of our common stock as of May 10, 2007 by straight-line interpolation between the fair value as of March 31, 2007 and June 30, 2007. As a result, the fair value of these options on the grant date for accounting purposes as calculated under SFAS 123R included intrinsic value of $0.84 per share.

The valuation report used to determine the fair value of our common stock as of June 30, 2007 was not completed until August 2, 2007. Accordingly, the grant date of the June 30, 2007 options for accounting purposes was August 2, 2007. As our initial public offering took place prior to August 2, 2007, the fair value of the common stock is based on the closing market price on August 2, 2007.

The primary factors contributing to the difference between the fair value of our common stock as of each grant date and our initial public offering price of $12.00 per share include several of the factors discussed above, most notably:

•	We completed the acquisition of China Type Design in July 2006 and the acquisition of Linotype in August 2006.

•	We engaged investment banks to assist us in the initial public offering process and began drafting a registration statement in October 2006.

•	Upon successful completion of an initial public offering, enterprises typically experience a further reduction in their cost of capital. A reduction in the cost of capital increases enterprise value.

•	The completion of an initial public offering would reduce limitations on the ability of holders to transfer the equity securities thereby reducing the liquidity discount.

•	Improvement in market conditions throughout 2006 and 2007.

•	The lack of assurance that we would complete a public offering or other liquidity event at the initial public offering price or at all.

We have incorporated the fair values calculated in the contemporaneous valuations into the Black-Scholes option pricing model when calculating the share based compensation expense to be recognized for the stock options granted in 2006 and 2007.

Valuation models require the input of highly subjective assumptions. Because our pre-IPO common stock had characteristics significantly different from that of publicly traded common stock and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable, single measure of the fair value of our common stock. The foregoing valuation methodologies are not the only valuation methodologies available to value our awards prior to becoming a public company. We cannot make assurances of any particular valuation of our stock.

Since our IPO, we have valued awards granted based on the grant date closing price of our common stock as traded on the NASDAQ Global Select Market. Refer to Note 2 of our consolidated financial statements, for a discussion on our Black-Scholes valuation assumptions under SFAS 123R. During the three months ended March 31, 2008, we recorded total share based compensation expense of $0.7 million, of which $0.2 million is associated with the China Type Design restricted shares. During the three months ended March 31, 2007, we recorded total share based compensation expense of $0.4 million. During the year ended December 31, 2007, we recorded total share based compensation expense of $4.3 million, of which $2.6 million is associated with the China Type Design restricted shares. During the year ended December 31, 2006, we recorded total share based compensation expense of $0.4 million. In connection with our initial public offering, three promissory notes issued in connection with the acquisition of China Type Design were converted into 415,903 shares of restricted common stock. These shares vest over a four year period that commenced upon the issuance of the notes in July 2006. As of December 31, 2007, we had $5.3 million of unrecognized compensation expense related to employees and directors unvested stock option awards and restricted share awards that are expected to be recognized over a weighted average period of 3.0 years.

Pension plan

In 2006, we adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. The effect of this change on our financial statements is summarized in a table in Note 9 to our consolidated financial statements.

Our unfunded defined benefit pension plan was acquired in connection with our acquisition of Linotype on August 1, 2006. The plan covers substantially all employees of our Linotype subsidiary who joined Linotype prior to April 1, 2006, at which time the pension plan was closed to new participants. Benefits under this plan are based on the employees’ years of service and compensation. We fund the plan sufficiently to meet current benefits only. There are no assets associated with the plan. In 2007 and 2006 we paid $55 thousand and $21 thousand, respectively, to the plan. At December 31, 2007 and 2006, our unfunded position was $3.2 million and $3.1 million, respectively. A significant portion of the pension benefit obligation is determined based on the rate of future compensation increases. Given the fact that the pension plan is unfunded, changes in economic and market conditions may require us to increase cash contributions in future years.

Results of operations

Three Months Ended March 31, 2008 Compared to Three Months Ended March 31, 2007

The following tables present our results of operations for the periods indicated.

	Three Months Ended March 31,
(in thousands)	2008	2007

Revenue:
OEM	$17,760	$17,263
Creative professional	9,583	8,447

Total revenue	27,343	25,710
Cost of revenue	2,701	2,747
Cost of revenue—amortization of acquired technology	849	844
Marketing and selling	5,428	4,531
Research and development	4,287	4,049
General and administrative	5,170	3,536
Amortization of other intangible assets	1,806	1,779

Total costs and expenses	20,241	17,486
Income from operations	7,102	8,224
Interest expense, net	2,512	5,323
Gain on foreign exchange	(2,244)	(140)
Other expense, net	9	13

Total other expense	277	5,196
Income before provision for income taxes	6,825	3,028
Provision for income taxes	3,139	1,448

Net income	$3,686	$1,580

	Three Months Ended March 31,
	2008	2007

Revenue:
OEM	65.0%	67.1%
Creative professional	35.0	32.9

Total revenue	100.0	100.0
Cost of revenue	9.9	10.7
Cost of revenue—amortization of acquired technology	3.1	3.3
Marketing and selling	19.9	17.6
Research and development	15.6	15.7
General and administrative	18.9	13.8
Amortization of other intangible assets	6.6	6.9

Total costs and expenses	74.0	68.0

Income from operations	26.0	32.0
Interest expense, net	9.2	20.7
Gain on foreign exchange	(8.2)	(0.5)
Other expense, net	—	—

Total other expenses	1.0	20.2
Income before provision for income taxes	25.0	11.8
Provision for income taxes	11.5	5.6

Net income	13.5%	6.2%

The following discussion compares the three months ended March 31, 2008 with the three months ended March 31, 2007.

Sales by Segment. We view our operations and manage our business as one segment; the development, marketing and licensing of technologies and fonts. Factors used to identify our single segment include the financial information available for evaluation by our chief operating decision maker in making decisions about how to allocate resources and assess performance. While our technologies and services are sold to customers in two principal markets (CE device manufacturers and independent software vendors, together OEM, and creative professional), expenses and assets are not formally allocated to these markets, and operating results are assessed on an aggregate basis to make decisions about the allocation of resources. The following table presents revenue for these two principal markets (in thousands):

	Three Months Ended March 31,
	2008	2007	Increase

OEM	$17,760	$17,263	$497
Creative professional	9,583	8,447	1,136

Total revenue	$27,343	$25,710	$1,633

Revenue

Revenue was $27.3 million and $25.7 million for the three months ended March 31, 2008 and 2007, respectively, an increase of $1.6 million, or 6.4%. We experienced growth in both OEM and creative professional revenue. OEM revenue was $17.8 million and $17.3 million for the three months ended March 31, 2008 and 2007, respectively, an increase of $0.5 million, or 2.9%, primarily the result of an increase in license revenue. Creative professional revenue was $9.5 million and $8.4 million for the three months ended March 31, 2008 and 2007, respectively, an increase of $1.1 million, or 13.5%, primarily the result of an increase in direct sales.

Cost of Revenue

Cost of revenue, excluding amortization of acquired technology, remained unchanged at $2.7 million for the three months ended March 31, 2008 and 2007. Cost of revenue, excluding amortization of acquired technology, was 9.9% and 10.7% as a percentage of total revenue in the three months ended March 31, 2008 and 2007, respectively. The decrease as a percentage of total revenue is mainly due to a shift in sales mix primarily resulting from a decrease in custom revenue in the three months ended March 31, 2008. Custom revenue has a higher associated cost.

The portion of cost of revenue consisting of amortization of acquired technology remained unchanged at $0.8 million for the three months ended March 31, 2008 and 2007.

Operating Expenses

Marketing and Selling. Marketing and selling expense was $5.4 million and $4.5 million in the three months ended March 31, 2008 and 2007, respectively, an increase of $0.9 million, or 19.8%. Increased personnel and personnel-related costs contributed $0.6 million to the increase in sales and marketing expenses in the first quarter of 2008 as compared to the first quarter of 2007. Increased internet and direct advertising expenses contributed $0.2 million to the increase in marketing and selling.

Research and Development. Research and development expense increased $0.3 million, or 5.9%, to $4.3 million in the three months ended March 31, 2008 from $4.0 million for the three months ended March 31, 2007. The increase was primarily due to share based compensation expense of $0.2 million in the three months ended March 31, 2008, related to the shares of restricted common stock issued upon the conversion of the China Type Design promissory notes, as there was no similar expense in the same period in 2007.

General and Administrative. General and administrative expense was $5.2 million and $3.5 million for the three months ended March 31, 2008 and 2007, respectively, an increase of $1.6 million, or 46.2%. Increased personnel costs of $0.7 million, mainly as a result of an increase in the number of employees in our finance department, contributed to the overall increase. We were a private company in the three months ended March 31, 2007 and had begun to add additional personnel and infrastructure needed to operate as a public company. Increased professional services and legal expenses contributed $0.7 million to the increase, primarily the result of filing a registration statement with the SEC and protection of the Linotype font library.

Amortization of Other Intangible Assets. Amortization of other intangible assets remained unchanged at $1.8 million for the three months ended March 31, 2008 and 2007, respectively.

Interest Expense, Net

Interest expense, net of interest income decreased $2.8 million, or 52.8%, to $2.5 million for the three months ended March 31, 2008, as compared to $5.3 million for the three months ended March 31, 2007. The decrease is the result of lower total debt outstanding in the first quarter of 2008 as compared to the same period in 2007, as well as a decreased rate of interest on the outstanding debt. Total debt outstanding at March 31, 2008 was $128.1 million as compared to $200.7 million at March 31, 2007. In July 2007, we paid off our $70 million Second Lien Credit Facility. At March 31, 2008, the blended interest rate on our First Lien Credit Facility was 5.4% as compared to a blended rate of 8.6% at March 31, 2007.

Gain on Foreign Exchange

Gain on foreign exchange was $2.2 million in the three months ended March 31, 2008, as compared to $0.1 million in the three months ended March 31, 2007, an increase of $2.1 million. The gain is due primarily to our intercompany note, which is denominated in Euros, and was unhedged at March 31, 2008 and 2007. While there was significant strengthening of the Euro as compared to the U.S. dollar in the three months ended March 31, 2008, there was no corresponding increase in the three months ended March 31, 2007.

Provision for Income Taxes

For the three months ended March 31, 2008 and 2007, our effective tax rate was 46.0% and 47.8%, respectively. During the three months ended March 31, 2008, the effective rate includes 4.0% due to permanent non-deductible stock based compensation expense, and 2.7% for non-deductible costs for income tax purposes associated with a registration statement filed with the SEC during the quarter. During the three months ended March 31, 2007, the Company revised its estimate concerning the future reversal of timing items and concluded that reversal is likely to occur when the U.S. federal incremental tax rate is at 35% versus the 34% rate utilized in previous years. Accordingly the deferred tax impact associated with this change in estimate was recorded, and resulted in an increase in the effective tax rate by approximately 6.9%.

Year Ended December 31, 2007 as Compared to Year Ended December 31, 2006

The following tables present our results of operations for the periods indicated.

	Year ended December 31,
(in thousands)	2007	2006	2005

Revenue:
OEM	$72,612	$64,268	$59,073
Creative professional	32,540	21,936	14,703

Total revenue	105,152	86,204	73,776
Cost of revenue	8,705	8,305	9,513
Cost of revenue-amortization of acquired technology	3,376	3,021	2,408
Marketing and selling	19,206	14,931	11,730
Research and development	18,837	13,813	10,668
General and administrative	15,605	10,112	5,639
Amortization of other intangibles	7,162	6,687	6,459

Total costs and expenses	72,891	56,869	46,417

Income (loss) from operations	32,261	29,335	27,359
Interest expense, net	17,554	19,516	14,735
Loss on extinguishment of debt	2,958	—	—
Other (income) expense, net	(2,147)	(3,164)	819

Total other expense	18,365	16,352	15,554
Income before provision for income taxes	13,896	12,983	11,805
Provision for income taxes	4,832	5,921	4,684

Net income	$9,064	$7,062	$7,121

	Year ended December 31,
	2007	2006	2005

Revenue:
OEM	69.1%	74.6%	80.1%
Creative professional	30.9	25.4	19.9

Total revenue	100.0	100.0	100.0
Cost of revenue	8.3	9.6	12.9
Cost of revenue—amortization of acquired technology	3.2	3.5	3.2
Marketing and selling	18.3	17.3	15.9
Research and development	17.9	16.0	14.5
General and administrative	14.8	11.7	7.6
Amortization of other intangible assets	6.8	7.8	8.8

Total costs and expenses	69.3	65.9	62.9

Income from operations	30.7	34.1	37.1
Interest expense, net	16.7	22.6	20.0
Loss on extinguishment of debt	2.8	—	—
Other (income) expense, net	(2.0)	(3.6)	1.1

Total other expenses	17.5	19.0	21.1
Income before provision for income taxes	13.2	15.1	16.0
Provision for income taxes	4.6	6.9	6.3

Net income	8.6%	8.2%	9.7%

The following discussion compares the year ended December 31, 2007 with the year ended December 31, 2006. Revenue and operating expenses in 2007 as compared to 2006 increased substantially as a result of the acquisition of Linotype. Revenue and operating expenses from China Type Design have been included in the period since its acquisition but have not had a material effect on our financial statements.

Sales by Segment. We view our operations and manage our business as one segment; the development, marketing and licensing of technologies and fonts. Factors used to identify our single segment include the financial information available for evaluation by our chief operating decision maker in making decisions about how to allocate resources and assess performance. While our technologies and services are sold to customers in two principal markets (CE device manufacturers and independent software vendors, together OEM, and creative professional), expenses and assets are not formally allocated to these market segments, and operating results are assessed on an aggregate basis to make decisions about the allocation of resources. The following table presents revenue for these two principal markets (in thousands):

	2007	2006	Increase

OEM	$72,612	$64,268	$8,344
Creative professional	32,540	21,936	10,604

Total revenue	$105,152	$86,204	$18,948

Revenue

Revenue was $105.2 million and $86.2 million for the years ended December 31, 2007 and 2006, respectively, an increase of $18.9 million, or 22.0%. We experienced growth in both OEM and creative professional revenue year over year. OEM revenue was $72.6 million and $64.3 million for the years ended December 31, 2007 and 2006, respectively, an increase of $8.3 million, or 13.0%. Approximately $5.4 million of this increase was the result of a full year of Linotype revenue in 2007 as compared with five months of Linotype revenue in 2006, and a $2.2 million increase in royalty revenue. Creative professional revenue increased $10.6 million, or 48.3%, from $21.9 million for the year ended December 31, 2006 to $32.5 million for the year ended December 31, 2007. Approximately $7.1 million of this increase was the result of a full year of revenue from Linotype. In addition, web sales increased by $1.7 million and direct sales increased by $1.4 million.

Cost of Revenue

Cost of revenue, excluding amortization of acquired technology, was $8.7 million and $8.3 million for the years ended December 31, 2007 and 2006, respectively, an increase of $0.4 million, or 4.8%. This increase was primarily due to the increase in revenue over the prior period. Cost of revenue as a percentage of total revenue was 8.3% and 9.6% for the years ended December 31, 2007 and 2006, respectively. The decrease, as a percent of revenue, was primarily a result of a reduction of third-party royalties following our acquisition of Linotype and lower custom revenue.

Amortization of acquired technology increased $0.4 million, or 11.8%, to $3.4 million for the year ended December 31, 2007 as compared to $3.0 million in the same period in 2006. The increase was primarily due to our acquisition of Linotype during the third quarter of 2006.

Operating Expenses

Marketing and Selling. Marketing and selling expense was $19.2 million and $14.9 million, in 2007 and 2006, respectively, an increase of $4.3 million, or 28.6%. This increase was primarily the result of our acquisition of Linotype and employee-related expenses. A full year of Linotype expenses in 2007 contributed $2.4 million of the increase. Employee-related expenses increased by $1.1 million, including share based compensation expense, due to increased headcount from 2006. Increased spending on web-based advertising contributed $0.2 million to the increase.

Research and Development. Research and development expense was $18.8 million and $13.8 million, in 2007 and 2006, respectively, an increase of $5.0 million, or 36.4%. This increase was primarily the result of $2.9 million in share based compensation expense, $2.6 million of which is associated with our acquisition of China Type Design, and an additional $1.6 million of expenses related to a full year of Linotype expenses in 2007 as compared to five months of expenses in 2006.

General and Administrative. General and administrative expense was $15.6 million and $10.1 million, in 2007 and 2006, respectively, an increase of $5.5 million, or 54.3%. Expenses increased in several areas within general and administrative in 2007 mainly as a result of two items: a full year of Linotype expenses in the current period and share based compensation expense. We acquired Linotype in August 2006 and a full year of Linotype expenses in 2007, as compared to five months of Linotype expenses in 2006, contributed $2.5 million to the increase. Increased costs associated with our efforts to comply with the Sarbanes-Oxley Act, additional costs incurred in preparation for becoming a public company and increased legal expenses together contributed $0.8 million. Employee-related expenses, including an increase in share based compensation expense of $0.7 million, contributed $1.7 million to the increase. In addition, headcount increased in 2007 as compared to the same period in 2006, primarily as a result of increased headcount and infrastructure to operate as a public company. The increase in legal expenses of

$0.2 million was primarily related to trademark and patent work associated in part with our acquisition of Linotype in 2006.

Amortization of Other Intangible Assets. Amortization of other intangible assets was $7.2 million and $6.7 million for the years ended December 31, 2007 and 2006, respectively, an increase of $0.5 million, or 7.1%. The increase related primarily to amortization on the acquired intangible assets of Linotype.

Interest Expense, Net

Interest expense, net of interest income was $17.6 million in 2007 as compared to $19.5 million in 2006, a decrease of $1.9 million, or 10.1%. In July 2007, we reduced our total debt outstanding by $70.0 million with the repayment of our Second Lien Credit Facility and renegotiated the borrowing rates of our First Lien Credit Facility. In July 2006, we had increased our borrowings to finance the Linotype and China Type acquisitions. As a result, in the first seven months of 2007, our interest expense was higher than the same period of 2006. For the remaining months of 2007 as compared to the same period in 2006, we had significantly less interest expense as our total borrowings were less and our borrowing rates were lower. Going forward, we anticipate a reduction in our interest expense as we have less total debt outstanding and we expect to continue to reduce debt using cash flow from operations. However, circumstances may change in the future and our interest expense may increase if we assume additional debt.

Loss on Extinguishment of Debt

In 2007, we recorded a loss of approximately $3.0 million on the extinguishment of our Second Lien Credit Facility. On July 30, 2007, we paid in full the $70.0 million balance on our Second Lien Credit Facility using the proceeds from our initial public offering, the refinancing of our First Lien Credit Facility and cash on hand. We incurred a prepayment penalty of $1.4 million as a result of the transaction and wrote off approximately $1.6 million in unamortized deferred financing costs. There were no similar charges during the same period in 2006.

Other Income, Net

Other income, net of other expense was $2.1 million and $3.2 million in 2007 and 2006, respectively, a decrease of $1.0 million, or 32.1%. The decrease was primarily a result of a decrease in our interest rate cap gain of $0.5 million and a $0.5 million decrease in dividend income from China Type Design. China Type Design became our wholly-owned subsidiary in July 2006. In the year ended December 31, 2006, we recognized a $1.7 million gain for a one-time tax exemption from foreign sales tax. There was no similar gain in 2007. These decreases were partially offset by a $1.5 million increase in foreign currency exchange gain primarily resulting from our intercompany note. We invest in interest rate caps to limit our exposure to increases in interest rates on our outstanding debt.

Provision for Income Taxes

For the year ended December 31, 2007, our effective tax rate was 34.8%. The 2007 rate decreased from 2006, primarily as a result of a change in German tax laws enacted in the third quarter of 2007, reducing the tax rate on our taxable income in Germany from 40% to 30%. As a result, deferred taxes related to our German operations have been adjusted to reflect the rates expected to be in effect when those deferred taxes are expected to reverse.

We recorded a tax provision of $4.8 million during the 2007 fiscal year. The effective tax rate for 2007 was 34.8% of income before taxes, compared to an effective tax rate of 45.6% of income before taxes for 2006. Our tax rate in 2007 differs from the statutory rates due to the recognition of a $1.4 million tax benefit related to the above-mentioned change in German tax rates which resulted in a 10.3% decrease in the overall effective tax rate. Other significant differences in the effective tax rate are due to the effects of stock compensation charges of $3.5 million that will not result in a tax deduction in the future. This had the effect of increasing the tax provision by $1.2 million and the overall effective tax rate by 8.8%. Our tax rate in 2006 reflects the tax effect of certain foreign dividends, not offset by foreign tax credits. We have recorded a valuation allowance against certain deferred tax assets, including foreign tax credits, where we have determined that their future use is uncertain. SFAS No. 109 requires a valuation allowance be established when it is “more likely than not” that all or a portion of deferred tax assets will not be realized. A review of all available positive and negative evidence is considered, including a company’s performance, the market environment in which the company operates, length of carry-back and carry-forward periods, existing sales backlog, future taxable income projections and tax planning strategies. We have historically provided valuation allowances on certain tax assets, due to the uncertainty of generating taxable income in the appropriate jurisdiction and of the appropriate character to realize such assets. In these instances, the Company has made the determination that it is “more likely than not” that all or a portion of the deferred tax will not be realized. The Company will continue to review its deferred tax position on a periodic basis and will reflect any change in judgment as a discrete item in the related period.

The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities, which often result in proposed assessments. Our estimate for the potential outcome for any uncertain tax issue is highly judgmental. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period that the assessments are made or resolved, or when the statute of limitations for certain periods expires. As a result, our effective tax rate may fluctuate significantly on a quarterly basis.

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax expense together with assessing the future impact of temporary differences resulting from differing treatment of items for tax and accounting purposes. The tax effect of these temporary differences is shown on our December 31, 2007 consolidated balance sheet (see Note 11 to our consolidated financial statements) as a net deferred tax liability of $12.5 million. This consists of total deferred tax liabilities of $15.6 million and net deferred tax assets of $3.1 million after providing a valuation allowance of $3.2 million.

Year Ended December 31, 2006 as Compared to Year Ended December 31, 2005

The following discussion compares the year ended December 31, 2006 with the year ended December 31, 2005. Revenue and operating expenses from 2005 to 2006 increased substantially as a result of the acquisition of Linotype. Revenue and operating expenses from China Type Design have been included in the period since its acquisition but have not had a material effect on our financial statements.

Revenue

Revenue was $86.2 million and $73.8 million for 2006 and 2005, respectively, an increase of $12.4 million, or 16.8%. OEM revenue was $64.3 million and $59.1 million for 2006 and 2005, respectively, an increase of $5.2 million, or 8.8%. This increase was primarily related to an increase of $3.0 million in royalties for units shipped, $2.7 million increase in license fees, and $1.3 million of Linotype revenue. These increases were partially offset by a decrease of $1.2 million in revenue from custom contracts. Creative professional revenue was $21.9 million and $14.7 million in 2006 and 2005, respectively, an increase of $7.2 million or 49.2%. This increase was primarily related to $6.1 million of Linotype revenue and a $1.3 million increase in web sales.

Cost of Revenue

Cost of revenue, excluding amortization of acquired technology, was $8.3 million and $9.5 million for 2006 and 2005, respectively, a decrease of $1.2 million, or 12.7%. As a percentage of revenue the cost of revenue decreased from 12.9% in 2005 to 9.6% in 2006. This decrease was primarily a result of lower custom design revenue in 2006. Cost of revenue—amortization of acquired technology was $3.0 million and $2.4 million for 2006 and 2005, respectively, an increase of 25.4%. This increase was due to the increase in intangible assets resulting from our acquisitions of Linotype and China Type Design.

Operating Expenses

Marketing and Selling. Marketing and selling expense was $14.9 million and $11.7 million in 2006 and 2005, respectively, an increase of $3.2 million, or 27.3%. This increase was primarily a result of an additional expense of $1.8 million due to the acquisitions of Linotype and China Type Design. Additionally, there was a $0.9 million increase in employee-related expenses due to increases in headcount, bonuses, commissions and annual compensation, a $0.2 million increase in travel-related expenses and a $0.2 million increase in expenses for outside consultants.

Research and Development. Research and development expense was $13.8 million and $10.7 million in 2006 and 2005, respectively, an increase of $3.1 million, or 29.5%. This increase was primarily the result of a decrease in custom design revenue which resulted in a $1.1 million reduction in the allocation of research and development expense to cost of revenue for custom design services as compared to the prior year, an additional expense of $1.0 million due to the acquisitions of Linotype and China Type Design and an increase of $0.9 million in employee-related expenses due to increases in headcount, payroll and bonuses. We also added a new quality assurance group and increased the number of our support and engineering employees. We added Indic scripts to our WorldType Layout Engine and continue to develop our products for the Asian market, including Chinese, Korean and Japanese fonts.

General and Administrative. General and administrative expense was $10.1 million and $5.6 million in 2006 and 2005, respectively, an increase of $4.5 million or 79.3%. Approximately $2.2 million of this increase was attributable to the addition of general and administrative expenses from Linotype, including $0.8 million of one-time expenses related to audits and the preparation of prior financial statements in accordance with U.S. GAAP for Linotype. The increase was also attributable to an increase in employee-related expenses of $0.8 million due to salary increases, headcount increases and training costs, an increase of $0.4 million of consulting costs, an increase of $0.3 million in legal expenses, an increase of $0.3 million in software license fees and an increase of $0.2 million in other taxes. We incurred significantly higher expenses in 2006 as we began preparing to be a publicly traded company, including additional employees for the analysis of our financial statements and other required disclosures and consulting services related to Sarbanes-Oxley compliance and financial statement preparation.

Amortization of Other Intangible Assets. Amortization of other intangible assets was $6.7 million and $6.5 million in 2006 and 2005, respectively, an increase of $0.2 million, or 3.5%. This increase was primarily related to amortization of the intangible assets acquired in the acquisitions of Linotype and China Type Design.

Interest Expense, Net

Interest expense, net was $19.5 million and $14.7 million in 2006 and 2005, respectively, an increase of $4.8 million, or 32.5%. This increase was related to the additional borrowings under our First and Second Lien Credit Facilities that were amended in both August 2005 and July 2006 in connection with our recapitalization in 2005 and our acquisition of Linotype and China Type Design in 2006. This increase was partially offset by interest income of $0.2 million and $0.2 million in 2006 and 2005, respectively.

Other (Income) Expense, Net

Other income and expense was income of $3.2 million in 2006 and an expense of $0.8 million in 2005, a change of $4.0 million. The income in 2006 was a result of a $1.7 million gain from a one time tax exemption from foreign sales taxes, $0.6 million in foreign exchange gains, $0.5 million in gains on interest rate caps and $0.5 million in dividend income. The expense in 2005 was a result of $1.4 million in foreign exchange losses partially offset by $0.5 million in interest rate cap gains and $0.1 million in dividend income. We invested in interest rate caps to limit our exposure to increases in interest rates on our First and Second Lien Credit Facilities.

Provision for Income Taxes

Our effective tax rate was 45.6% for the year ended December 31, 2006, compared to an effective tax rate of 39.7% for the year ended December 31, 2005. The rate in 2006 is higher than our historical rate of approximately 40% primarily due to the inclusion in our federal taxable income of the unremitted earnings of our U.K subsidiary. These amounts were included in U.S. taxable income, and the Company did not have available foreign tax credits to offset the U.S. tax liability, resulting in an increase to our effective tax rate of 10.6%.

Liquidity and capital resources

Since our inception, we have financed our operations primarily through cash from operations, private and public stock sales and long-term debt arrangements, as described below. We believe our existing cash and cash equivalents, our cash flow from operating activities and available bank borrowings will be sufficient to meet our anticipated cash needs for at least the next twelve months. At March 31, 2008, our principal sources of liquidity were cash and cash equivalents totaling $27.8 million and a $20.0 million revolving line-of-credit. The line-of-credit was undrawn at March 31, 2008 and December 31, 2007. In April 2008, we made a mandatory prepayment of $6.8 million under our Amended and Restated Credit Facility. Our future working capital requirements will depend on many factors, including the operations of our existing business, our potential strategic expansion, future acquisitions we might undertake, and the expansion into complementary businesses. To the extent that our cash and cash equivalents, our current debt arrangements and our cash flow from operating activities are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements or public or private equity or debt financings. In the event additional funding is required, we may not be able to obtain bank credit arrangements or affect an equity or debt financing on terms acceptable to us or at all.

Since 2005, our operating activities have generated positive cash flows. Significant variations in operating cash flows may occur because, from time to time, our customers make prepayments against future royalties. Prepayments may be required under the terms of our license agreements and are occasionally made on an elective basis. The timing and extent of such prepayments significantly impacts our cash balances.

Initial public offering

On July 30, 2007, we completed our initial public offering, issuing 6.5 million shares of our common stock at a price of $12.00 per share. Concurrent with the offering, all of our outstanding convertible redeemable preferred shares were converted into an aggregate of 23,361,416 shares of our common stock and 5,840,354 shares of redeemable preferred stock which were redeemed in connection with the offering. After underwriters’ commissions and other costs and expenses, we received net proceeds of approximately $67.2 million and paid the redemption cost of the redeemable preferred stock, which totaled approximately $9.7 million. We used the net proceeds from the offering, net proceeds of $10.8 million from the amendment to our First Lien Credit Facility and $1.6 million of cash on hand, to pay in full the outstanding borrowings under our Second Lien Credit Facility of approximately $70.0 million, plus a $1.4 million prepayment penalty. The changes to our outstanding debt are described in Credit Facilities, below.

Cash Flows for the Three Months Ended March 31, 2008 and 2007

The following table presents our cash flows from operating activities, investing activities and financing activities for the periods presented (in thousands):

	Three Months Ended March 31,
	2008	2007

Net cash provided by operating activities	$10,945	$577
Net cash used in investing activities	(311)	(203)
Net cash used in financing activities	(3,377)	(2,431)
Effect of exchange rates on cash and cash equivalents	961	355

Total increase (decrease) in cash and cash equivalents	$8,218	$(1,702)

Operating Activities

We generated $10.9 million in cash from operations during the three months ended March 31, 2008. Net income, after adjusting for depreciation and amortization, amortization of financing costs and debt discount, share based compensation, provision for income taxes, deferred income taxes, unrealized currency gain on foreign denominated intercompany transactions and loss on interest rate caps, generated $5.7 million in cash. Deferred revenue and accrued income taxes provided $10.4 million and $0.4 million, respectively, in cash. These were partially offset by increases in accounts receivables and prepaid and other assets and decreases in accounts payable and accrued expenses and other liabilities using $5.6 million in cash. The decreased balance in accounts payable is the result of timing of some contractual royalty payments.

Net cash provided from operations for the three months ended March 31, 2007 was $0.6 million. Net income, after adjusting for depreciation and amortization, amortization of financing costs and debt discount, share based compensation, deferred income taxes, unrealized currency gain on foreign denominated intercompany transactions and loss on interest rate caps, generated $6.2 million in cash. Net cash used for working capital purposes was $5.6 million, consisting principally of a decrease in accrued expenses of $4.4 million and an increase in prepaid expenses and other assets of $1.7 million. The decrease in accrued expenses was driven primarily by the payment of annual bonuses to employees during the quarter, and the increase in prepaid expenses and other assets was driven primarily by payments of direct costs of our initial public offering. In addition, our accounts receivable increased by $6.0 million and our deferred revenue increased by $7.2 million, both changes primarily due to the billing of prepaid royalties that were contractually due from one customer in the amount of $5.0 million.

Investing Activities

During the three months ended March 31, 2008, cash used in investing activities was $0.3 million which consisted of purchases of property and equipment. During the three months ended March 31, 2007, we used $0.2 million in cash for investing activities, which consisted primarily of $0.2 million of purchases of property and equipment.

Financing Activities

Cash used in financing activities for the three months ended March 31, 2008 was $3.4 million. Installment payments on long-term debt were $3.5 million in cash. We received $0.1 million in cash from the issuance of common stock for stock option exercises. During the three months ended March 31, 2007, cash used in financing activities consisted primarily of payments on our long term debt totaling $2.4 million.

Cash flows for the years ended December 31, 2007, 2006 and 2005

The following table presents our cash flows from operating activities, investing activities and financing activities for the periods presented (in thousands):

	Year ended December 31,
	2007	2006	2005

Net cash provided by operating activities	$27,278	$19,444	$23,436
Net cash provided by (used in) investing activities	(1,311)	(65,560)	885
Net cash provided by (used in) financing activities	(15,873)	43,256	(22,667)
Effect of exchange rates on cash and cash equivalents	950	616	(107)

Total increase (decrease) in cash and cash equivalents	$11,044	$(2,244)	$1,547

Operating activities

Since 2005, our operating activities have generated positive cash flows. Significant variations in operating cash flows frequently occur because, from time to time, our customers make prepayments against future royalties. Prepayments may be required under the terms of our license agreements and are occasionally made on an elective basis. The timing and extent of such prepayments significantly impacts our cash balances.

Net cash provided by operations for 2007 was $27.3 million as compared to $19.4 million in 2006. Net income, after adjusting for depreciation and amortization, amortization of deferred financing costs and debt discount, loss on extinguishment of debt, share based compensation, deferred taxes, provision for doubtful accounts, unrealized currency gains and unrealized loss on interest rate caps generated $24.9 million in cash. Changes in accounts receivable, accounts payable and accrued expenses and other liabilities generated $4.5 million in cash during the year, which was partially offset by a reduction in our prepaid expenses and other assets and deferred revenue of $2.5 million. The increase in accrued expenses was mainly due to an increase in foreign sales tax in the current year. We had a one-time tax exemption in 2006 from foreign sales tax in a particular jurisdiction. Net cash provided by the change in accrued income taxes of $1.8 million was partially offset by a use of cash from income tax refund receivable of $1.4 million, mainly the result of a lower German effective tax rate and an increase in the amount of our tax deduction for goodwill.

In 2006, net income after adjusting for depreciation and amortization, amortization of deferred financing costs and debt discount, share based compensation, deferred income taxes, unrealized currency gains and unrealized loss on interest rate caps generated cash of $20.7 million. Accrued transaction bonus, deferred compensation and deferred revenue used cash of $5.2 million, which was partially offset by cash generated from accounts receivable, prepaid expenses and other assets, accounts payable and accrued expenses and other liabilities of $4.0 million. The decrease in deferred revenue was primarily due to a single customer with a prepaid balance at December 31, 2005 of $4.5 million that did not make any corresponding prepayments in 2006 and therefore our deferred revenue balance for this customer at the end of 2006 was zero. The accrued transaction bonus was a one time item and is not expected to repeat. Deferred compensation payments made in 2006 relate to a plan that was discontinued in 2004.

In 2005, net cash provided by operating activities was $23.4 million. Net income, after adjusting for depreciation and amortization, amortization of deferred financing costs and debt discount, deferred taxes, provision for doubtful accounts and unrealized loss on interest rate caps generated cash of $19.9 million. Accounts receivable, accrued expenses and deferred revenue generated $10.0 million in cash. This was partially offset by increases in income tax refund receivable, prepaid expenses and other assets, and decreases in accounts payable, accrued transaction bonus, deferred compensation and due to affiliated company of $6.4 million. We had a significant prepayment of royalties by a customer described above in 2006.

Investing activities

During 2007, cash used in investing activities was $1.3 million which consisted primarily of purchases of property and equipment of $1.2 million.

During 2006, we used $65.6 million in cash for investing activities, which included $53.0 million for the acquisitions of Linotype and China Type Design, $12.0 million for the purchase of exclusive licenses including the intellectual property license associated with the Linotype acquisition and $0.5 million in capital expenditures. We amended our First and Second Credit Lien Facilities in July 2006 to complete the purchase of Linotype and the intellectual property license that was included in the purchase agreement and the acquisition of China Type Design.

Cash provided from investing activities for 2005 was $0.9 million and consisted of a payment on the cash surrender value of life insurance contracts in the amount of $1.8 million. This was partially offset by the purchase of property and equipment of $0.9 million.

Financing activities

During 2007, we used $15.9 million of cash in financing activities. We received $67.4 million in cash from the issuance of common stock associated with our initial public offering, net of underwriter’s commissions and other costs and expenses. During the year, we received $10.8 million in net proceeds from an amendment to our First Lien Credit Facility. Payments on long-term debt were $84.2 million of which $70.0 million related to our Second Lien Credit Facility and the remainder was related to installment payments on our debt obligations. We paid $1.4 million in penalties associated with the early repayment of our Second Lien Credit Facility. We also used $9.7 million for the redemption of our redeemable preferred stock in connection with the initial public offering. In addition, we received a tax benefit on stock options of $0.9 million.

During 2006, we generated $43.3 million of cash from financing activities primarily as a result of $53.9 million of proceeds related to the amendment of our First and Second Credit Lien Facilities in July 2006. This refinancing was to complete the purchases of Linotype and China Type Design. Additionally, we had cash inflows of $0.1 million from the issuance of common stock. These were partially offset from cash used for the principal payments on long-term debt on the First Lien Credit Facility, deferred costs related to our initial public offering, the repurchase of preferred and common stock and the purchase of interest rate caps to hedge the increase in the debt balances from interest rate increases.

Cash used in financing activities for 2005 was $22.7 million. This cash outflow was the result of a $33.6 million payment on long-term debt and the $48.3 million payment on the exchange of preferred stock. This was partially offset by the proceeds of $58.9 million due to the issuance of debt, $0.3 million for the issuance of convertible preferred stock and $0.2 million due to the issuance of common stock.

Credit facilities

Upon entering into our Amended and Restated Credit Agreement on July 30, 2007, the principal amount of our term loan was increased to $140.0 million payable in monthly installments of approximately $1.2 million throughout the term of the facility, which expires in July 2012. The Amended and Restated Credit Agreement provides for an additional annual mandatory principal payment based on excess cash flow, as defined by the agreement, which must be paid within five days of the delivery of our audited financial statements. Also on July 30, 2007, in connection with the initial public offering of our common stock, and with the amendment and restatement of our First Lien Credit Facility, we paid in full the balance of $70.0 million on our Second Lien Credit Facility, plus a prepayment penalty of $1.4 million. The prepayment penalty has been recognized as a debt extinguishment expense, along with approximately $1.6 million of previously capitalized debt financing costs that were written off upon the payoff and termination of the Second Lien Credit Facility.

Interest rates on borrowings under the Amended and Restated Credit Agreement bear interest at either (i) the prime rate plus 1.25%, as defined by the credit agreement, or (ii) LIBOR plus a 2.75%, payable monthly. As of March 31, 2008, the blended interest rate on the First Lien Credit Facility was 5.42%. The Amended and Restated Credit Agreement is secured by substantially all of our assets and places limitations on indebtedness, liens, dividends and distributions, asset sales, transactions with affiliates and acquisitions and conduct of business, all as defined in the agreements. In addition, the Amended and Restated Credit Agreement provides that we maintain a maximum leverage ratio. The leverage ratio is defined as the ratio of aggregate outstanding indebtedness to trailing 12 months Adjusted EBITDA. Adjusted EBITDA is defined as consolidated net earnings (or loss), plus net interest expense, income taxes, depreciation and amortization and share based compensation expense. As of March 31, 2008, the maximum leverage ratio permitted was 4.00:1.00 and our leverage ratio was 2.60:1.00. The maximum leverage ratio decreases by 0.25 each quarter beginning from April 1, 2008 through December 31, 2008, and by 0.50 for the quarter ending March 31, 2009.

In May 2007, we amended our First Lien and Second Lien Credit Facilities to define Adjusted EBITDA as consolidated net earnings (or loss), plus net interest expense, income taxes, depreciation and amortization and share based compensation. In July 2007, we terminated our Second Lien Credit Facility and recognized approximately $3.0 million of debt extinguishment expense. We also amended our First Lien Credit Facility to provide additional borrowings, reduce our interest rate and modify covenants; however, the Adjusted EBITDA definition was not changed. On April 17, 2008, we amended our First Lien Credit Facility to increase the beneficial owner threshold in the change of control definition.

The following table presents a reconciliation from net income, which is the most directly comparable GAAP operating performance measure, to EBITDA and from EBITDA to Adjusted EBITDA as defined in our credit facilities (in thousands):

	Three Months Ended March 31,		Year ended December 31,
	2008	2007	2007	2006	2005

Net income	$3,686	$1,580	$9,064	$7,062	$7,121
Provision for income taxes	3,139	1,448	4,832	5,921	4,684
Interest expense, net	2,512	5,323	17,554	19,516	14,735
Depreciation and amortization	2,940	2,857	11,567	10,345	9,360

EBITDA	$12,277	$11,208	$43,017	$42,844	$35,900
Share based compensation	688	382	4,257	440	—

Adjusted EBITDA(1)	$12,965	$11,590	$47,274	$43,284	$35,900

(1)    Adjusted EBITDA is not a measure of operating performance under GAAP and should not be considered as an alternative or substitute for GAAP profitability measures such as income (loss) from operations and net income (loss). Adjusted EBITDA as an operating performance measure has material limitations since it excludes the statement of income impact of depreciation and amortization expense, interest expense, net, the provision (benefit) for income taxes and share based compensation and therefore does not represent an accurate measure of profitability, particularly in situations where a company is highly leveraged or has a disadvantageous tax structure. We have significant intangible assets and amortization expense is a meaningful element in our financial statements and therefore its exclusion from Adjusted EBITDA is a material limitation. We have a significant amount of debt, and interest expense is a necessary element of our costs and therefore its exclusion from Adjusted EBITDA is a material limitation. We generally incur significant U.S. federal, state and foreign income taxes each year and the provision (benefit) for income taxes is a necessary element of our costs and therefore its exclusion from Adjusted EBITDA is a material limitation. Share based compensation and the associated expense have a meaningful impact on our financial statements. Therefore, its exclusion from Adjusted EBITDA is a material limitation. As a result, Adjusted EBITDA should be evaluated in conjunction with net income (loss) for complete analysis of our profitability, as net income (loss) includes the financial statement impact of these items and is the most directly comparable GAAP operating performance measure to Adjusted EBITDA. As Adjusted EBITDA is not defined by GAAP, our definition of Adjusted EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because of the limitations that Adjusted EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of our operating results as reported under GAAP.

The Amended and Restated Credit Agreement also contains provisions for an increased interest rate during periods of default. We do not believe that these covenants will affect our ability to operate our business, and we were in compliance with the covenants under our Amended and Restated Credit Agreement as of March 31, 2008.

Other liquidity matters

Contractual obligations

The following summarizes our contractual obligations at December 31, 2007 and the effect of such obligations on liquidity and cash flow in future years (in thousands).

Contractual obligations	Total	2008	2009-2010	2011-2013	Thereafter

Long-term debt(1)	$134,205	$18,582	$26,876	$88,747	$—
Operating leases(2)	3,244	1,037	1,933	274	—
License fees(2)	2,000	900	1,000	100	—

Total	$139,449	$20,519	$29,809	$89,121	$—

(1)    See Note 7 to our consolidated financial statements.

(2)    See Note 16 to our consolidated financial statements regarding contractual obligations.

We may be required to make cash outlays related to our unrecognized tax benefits. However, due to the uncertainty of the timing of future cash flows associated with our unrecognized tax benefits, we are unable to make reasonably reliable estimates of the period of cash settlement, if any, with the respective taxing authorities. Accordingly, unrecognized tax benefits of $1.2 million as of December 31, 2007 have been excluded from the contractual obligations table above. For further information on unrecognized tax benefits, see Note 11 to our consolidated financial statements included in this prospectus.

Legal proceedings and disputes

Details on recent legal matters can be found in Note 16 to our consolidated financial statements included in this prospectus.

Off-balance sheet arrangements

As of March 31, 2008, December 31, 2007 and 2006, we did not have any relationships with unconsolidated entities, often referred to as special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Other than our operating leases for office space and computer equipment, we do not engage in off-balance sheet financing arrangements.

Recently issued accounting pronouncements

Derivative Instruments and Hedging Activities

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133, or SFAS 161. SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.

Simplified method

In December 2007, the SEC issued Staff Accounting Bulletin No. 110, or SAB 110. SAB 110 amends and replaces Question 6 of Section D.2 of Topic 14, Share-Based Payment. SAB 110 expresses the staff views regarding the use of the “simplified” method in developing an estimate of the expected term of “plain vanilla” share options in accordance with SFAS 123R. The use of the “simplified” method was scheduled to expire on December 31, 2007. SAB 110 extends the use of the simplified method for “plain vanilla” awards in certain situations. We currently use the “simplified” method to estimate the expected term for share option grants as we do not have enough historical experience to provide a reasonable estimate due to the limited period that our equity shares have been publicly traded. We will continue to use the “simplified” method until we have enough historical experience to provide a reasonable estimate of expected term in accordance with SAB 110. SAB 110 is effective for options granted after December 31, 2007.

Business combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, or SFAS 141R. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and applies to all business combinations. SFAS 141R provides that, upon initially obtaining control, an acquirer shall recognize 100 percent of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100 percent of its target. As a consequence, the current step acquisition model will be eliminated. Additionally, SFAS 141R changes current practice, in part, as follows: (1) contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration; (2) transaction costs will be expensed as incurred, rather than capitalized as part of the purchase price; (3) pre-acquisition contingencies, such as legal issues, will generally have to be accounted for in purchase accounting at fair value; and (4) in order to accrue for a restructuring plan in purchase accounting, the requirements in FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, would have to be met at the acquisition date. While there is no expected impact to our consolidated financial statements on the accounting for acquisitions completed prior to December 31, 2008, the adoption of SFAS 141R on January 1, 2009 could materially change the accounting for business combinations consummated subsequent to that date.

Fair value option for financial assets and financial liabilities

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115, or SFAS 159. SFAS 159 permits, but does not require entities to choose to measure many financial instruments and certain other items at fair value and is effective for us beginning January 1, 2008. As we have not elected to fair value any of our financial instruments under the provisions of SFAS 159, the adoption of this statement will not have any impact to our consolidated financial statements.

Fair value measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. SFAS 157 also expands financial statement disclosures about fair value measurements. On February 6, 2008, the FASB issued FASB Staff Position (FSP) 157-2 which delays the effective date of SFAS 157 for one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 and FSP 157-2 are effective for financial statements issued for fiscal years beginning after November 15, 2007. We have elected a partial deferral of SFAS 157 in accordance with the provisions of FSP 157-2 related to the measurement of fair value when evaluating goodwill, other intangible assets and other long-lived assets for impairment. The impact of partially adopting SFAS 157 effective January 1, 2008 was not material to our consolidated financial statements.

Quantitative and qualitative disclosures about market risk

We are exposed to financial market risk, including interest rate risk and foreign currency exchange risk.

Concentration of revenue and credit risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. Cash equivalents consist primarily of bank deposits and overnight repurchase agreements. Deposits of cash held outside the United States totaled approximately $11.8 million, $11.2 million and $5.2 million at March 31, 2008, December 31, 2007 and December 31, 2006, respectively.

We grant credit to customers in the ordinary course of business. Credit evaluations are performed on an ongoing basis to reduce credit risk, and no collateral is required from our customers. An allowance for uncollectible accounts is provided for those accounts receivable considered to be uncollectible based upon historical experience and credit evaluation. As of March 31, 2008, December 31, 2007 and December 31, 2006, no customer individually accounted for 10% or more of our accounts receivable. Due to the nature of our quarterly revenue streams derived from royalty revenue, it is not unusual for our accounts receivable balances to include a few customers with large balances. Historically, we have not recorded material losses due to customers’ nonpayment.

For the three months ended March 31, 2008 and the years ended December 31, 2007 and 2006, no customer accounted for more than 10% of our revenue. For the year ended December 31, 2005, one customer accounted for 13% of our total revenue.

Derivative financial instruments and interest rate risk

We use interest rate derivative instruments to hedge our exposure to interest rate volatility resulting from our variable rate debt, as more fully described in Note 2 to our consolidated financial statements included in this prospectus. SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, or SFAS 133, requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships, including a requirement that all designations must be made at the inception of each instrument. As we did not make such initial designations, SFAS 133 requires changes in the fair value of the derivative instrument to be recognized as current period income or expense.

The fair value of derivative instruments is estimated based on the amount that we would receive or pay to terminate the agreements at the reporting date. Our exposure to market risk associated with changes in interest rates relates primarily to our long term debt. The interest rate on our First Lien Credit Facility fluctuates with either the prime rate or the LIBOR interest rate. At March 31, 2008, the blended rate of interest on our outstanding debt was 5.4%. For each one percent increase in interest rates our interest expense would increase by $1.3 million; however, this would be mitigated by our interest rate caps. We purchase interest rate cap instruments to hedge our exposure to fluctuations in interest rates on our debt obligations. At March 31, 2008, we had three interest rate cap contracts outstanding with notional amounts totaling $120.0 million. One contract, in the notional amount of $50.0 million, has a fixed rate of 5.5% and expires in September 2008. The second contract, in the notional amount of $60.0 million, has a fixed rate of 6.5% and expires in August 2008. The third contract, in the notional amount of $10.0 million, has a fixed rate of 6.5% and expires in December 2010. Under these contracts, to the extent that LIBOR exceeds a fixed maximum rate, we will receive payments on the notional amount. At March 31, 2008, there was a shortfall of approximately $8.1 million of our total debt that was unhedged, which approximates the amount of principal paid in early April 2008. The total fair value of these financial instruments at March 31, 2008, December 31, 2007 and December 31, 2006, was approximately $32 thousand, $900 and $1.0 million, respectively. In the three months ended March 31, 2008 and 2007, we recognized losses of $14 thousand and $0.3 million, respectively, which have been included in other income and expenses in the accompanying consolidated statements of operations. In 2007, 2006 and 2005, we recognized a gain of $14 thousand, $0.5 million and $0.5 million, respectively which have been included in other income and expenses in the accompanying consolidated statements of operations.

Foreign currency exchange rate risk

In accordance with SFAS No. 52, Foreign Currency Translation, or SFAS 52, all assets and liabilities of our foreign subsidiaries whose functional currency is a currency other than U.S. dollars are translated into U.S. dollars at an exchange rate as of the balance sheet date. Revenue and expenses of these subsidiaries are translated at the average monthly exchange rates. The resulting translation adjustments as calculated from the translation of our foreign subsidiaries to U.S. dollars are recorded as a separate component of stockholders’ equity.

We also incur foreign currency exchange gains and losses related to certain customers that are invoiced in U.S. dollars, but who have the option to make an equivalent payment in their own functional currencies at a specified exchange rate as of a specified date. In the period from that date until payment in the customer’s functional currency is received and converted into U.S. dollars, we can incur realized gains and losses. To mitigate our exposure we utilize forward contracts with maturities of 90 days or less to hedge our exposure to these currency fluctuations. Any increase or decrease in the fair value of the forward contracts is offset by the change in the value of the hedged assets of our consolidated foreign affiliate. At March 31, 2008, there were no currency contracts outstanding. At December 31, 2007, we had one currency contract outstanding with fair value loss of $74 thousand. At December 31, 2006 and 2005, we had no outstanding forward contracts.

In addition, we incur foreign currency exchange rate gains and losses on an intercompany note with one of our foreign subsidiaries. At March 31, 2008, the note balance was approximately $28.9 million. This is an unhedged position with respect to which we are subject to currency fluctuation risk. The effect of an immediate 10% strengthening of the U.S. dollar as compared to the euro would result in a $2.8 million unrealized transaction loss on this note receivable which would be reported in (gain) loss on foreign exchange within our results of operations. On May 7, 2008 we entered into a currency swap contract to mitigate our exposure to this risk. For the three months ended March 31, 2008 and 2007, we incurred exchange gains of $2.3 million and $0.3 million, respectively, on this intercompany note. For the years ended December 31, 2007, 2006 and 2005 we incurred an exchange gain of $2.1 million, a gain of $0.6 million and a loss of $1.4 million, respectively.

Quarterly results of operations

The following tables present our unaudited quarterly results of operations for the nine fiscal quarters ended March 31, 2008. This information reflects all normal non-recurring adjustments that we consider necessary for fair presentation of our financial position and operating results for the quarters presented. The results for any quarter are not necessarily indicative of results that may be expected in any future period.

Our quarterly results are impacted by factors described in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Sources of Revenue” and “Risk factors—Our quarterly results and stock price may fluctuate significantly.” We do not believe that a quarter-to-quarter comparison of our financial information is the most accurate way to evaluate our financial performance. In addition, our cost of revenue dropped when we acquired Linotype and China Type Design, and we were able to eliminate the royalties we paid them on consolidation. In the fourth quarter of 2006, our cost of revenue was low because we benefited from three months of Linotype and China Type Design ownership, had less custom revenue and shipped higher margin products than in the previous quarter. In addition, general and administrative expenses were substantially higher in the fourth quarter of 2006 due to a one-time expense related to audits and the preparation of prior financial statements in accordance with U.S. GAAP for Linotype as well as expenses related to preparing to be a public company. In the first quarter of 2007, we benefited from the ownership of Linotype and China Type Design, and our cost of revenue as a percentage of total revenue was lower than in the first quarter of 2006, but the benefit was partially offset because we had more custom revenue and shipped more lower margin products.

(in thousands, except share and per share data)	Three months ended
	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006

Revenue:
OEM	$17,760	$19,051	$18,261	$18,037	$17,263	$16,480	$17,369	$15,625	$14,794
Creative professional	9,583	8,463	7,911	7,719	8,447	8,968	5,417	3,879	3,672

Total revenue	27,343	27,514	26,172	25,756	25,710	25,448	22,786	19,504	18,466
Cost of revenue	2,701	1,736	1,999	2,223	2,747	1,753	2,327	2,093	2,132
Cost of revenue—amortization of acquired technology	849	844	844	844	844	842	829	675	675
Marketing and selling	5,428	5,374	4,694	4,607	4,531	4,474	4,250	3,164	3,043
Research and development	4,287	4,862	6,079	3,847	4,049	4,086	3,802	2,997	2,928
General and administrative	5,170	4,314	3,836	3,919	3,536	4,439	2,067	1,789	1,817
Amortization of intangible assets	1,806	1,803	1,792	1,788	1,779	1,797	1,663	1,614	1,613

Total costs and expenses	20,241	18,933	19,244	17,228	17,486	17,391	14,938	12,332	12,208
Income from operations	7,102	8,581	6,928	8,528	8,224	8,057	7,848	7,172	6,258
Interest expense	2,565	3,106	3,981	5,328	5,344	5,216	6,411	3,929	4,131
Interest income	(53)	(83)	(56)	(45)	(21)	(59)	(30)	(66)	(16)
Loss on extinguishment of debt	—	—	2,958	—	—	—	—	—	—
Other income, net	(2,235)	(953)	(956)	(111)	(127)	(1,155)	(699)	(588)	(722)

Total other expenses	277	2,070	5,927	5,172	5,196	4,002	5,682	3,275	3,393
Income before provision (benefit) for income taxes	6,825	6,511	1,001	3,356	3,028	4,055	2,166	3,897	2,865
Provision (benefit) for income taxes	3,139	2,536	(523)	1,371	1,448	1,458	1,784	1,528	1,151

Net income	$3,686	$3,975	$1,524	$1,985	$1,580	$2,597	$382	$2,369	$1,714

Income (loss) per common share:
Basic	$0.11	$0.12	$(0.09)	$(4.95)	$(4.35)	$(2.77)	$(2.77)	$(0.83)	$(0.68)
Diluted	$0.10	$0.11	$(0.09)	$(4.95)	$(4.35)	$(2.77)	$(2.77)	$(0.83)	$(0.68)

Weighted average number of common shares outstanding:
Basic	33,516,729	33,298,065	25,248,387	2,925,388	2,786,916	2,625,380	2,440,192	2,268,776	2,079,716
Diluted	35,406,054	35,460,824	25,248,387	2,925,388	2,786,916	2,625,380	2,440,192	2,268,776	2,079,716

Business

Overview

Monotype Imaging Holdings Inc. is a leading global provider of text imaging solutions. Our technologies and fonts enable the display and printing of high quality digital text. Our software technologies have been widely deployed across, and embedded in a range of consumer electronics, or CE devices, including laser printers, digital copiers, mobile phones, digital televisions, set-top boxes and digital cameras, as well as in numerous software applications and operating systems. In the laser printer market, we have worked together with industry leaders for over 16 years to provide critical components embedded in printing standards. Our scaling, compression, text layout, color and printer driver technologies solve critical text imaging issues for CE device manufacturers by rendering high quality text on low resolution and memory constrained CE devices. We combine these proprietary technologies with access to over 10,000 typefaces from a library of some of the most widely used designs in the world, including popular names like Helvetica and Times New Roman. We also license our typefaces to creative and business professionals through custom font design services, direct sales and our e-commerce websites fonts.com, itcfonts.com, linotype.com and faces.co.uk, which attracted more than 25 million visits in 2007 from over 200 countries and territories.

Our customers include:

•	mobile phone makers Nokia, Motorola and Sony Ericsson;

•	eight of the top ten laser printer manufacturers based on the volume of units shipped worldwide;

•	digital television and set-top box manufacturers TTE Technology, Toshiba and JVC; and

•	multinational corporations Agilent, British Airways and Barclays.

Our text imaging solutions are embedded in a broad range of CE devices and are compatible with most major operating environments and those developed directly by CE device manufacturers. We partner with operating system and software application vendors Microsoft, Apple, Symbian, QUALCOMM and ACCESS (PalmSource) and have made our patented iType scalable font engine available as a plug-in for open source Linux environments.

Industry overview and market opportunity

Font technology has evolved rapidly with the increase in the functionality of CE devices. The latest generation of digital font technology focuses on scalable fonts rather than bitmaps. Bitmaps require the storage of images for each individual character and size, which limits deployment across multiple CE devices. Scalable fonts are more flexible, compressed and memory efficient.

CE devices are marketed globally and increasingly require robust multi-media functionality. Consumers are increasingly acquiring rich digital media content from service providers, over the Internet, as packaged media and from other users. CE device manufacturers must display text from these different sources, provide a consistent look and feel across CE devices, support worldwide languages and provide enhanced navigation and personalization. Laser printer manufacturers are utilizing text imaging solutions to enhance functionality and add features.

Consumers want to access content anywhere, anytime and on any CE device. As technologies enable a revolution where media moves seamlessly from one CE device to another, scalable text imaging technologies that are optimized for these CE devices become critical. For example, PC-like rich media functionality is moving to the mobile phone platform, driving the adoption of robust scalable text and digital televisions are incorporating scalable text for navigation and connectivity.

The market for laser printers and digital copiers is growing but generally more mature and stable than the rest of the CE device market. As a result, the lower end of the market is becoming more commoditized. Laser printer manufacturers are responding by increasing the functionality of their products, with advancements such as a larger number of embedded fonts and color output, scanning and copying capabilities. This increased functionality is in turn driving the advancement of the printer industry, particularly the laser printer industry, which accounts for a significant portion of the printer market. Per IDC, 37 million laser single and multifunction printers were shipped in 2007 with a shipment value of $45 billion.

The rapid change in the capabilities and functionality of multimedia enabled CE devices, together with the increased reliance by laser printer manufacturers on enhancing technologies to drive value, favor comprehensive global text imaging solutions.

Graphic designers, advertisers, printers, publishers and other creative and business professionals also rely heavily on fonts to convey meaning and to differentiate brand identity. For example, creative and business professionals at multinational corporations are increasingly tasked with creating solutions that extend branding and marketing communications into new markets around the world. Creative and business professionals historically acquired fonts primarily from local or regional distributors or dealers. However, we believe online font vendors have become the preferred channel to acquire fonts due to the larger selection, greater ease of use, and the ability to easily access font libraries from anywhere.

Original equipment manufacturers, or OEMs, and creative and business professionals are increasingly demanding comprehensive text imaging solutions with flexible technologies that can be rapidly integrated into their products. In the CE device market, advanced text imaging solutions, including scalable and multilingual type that is optimized for CE device memory and display limitations, are critical in supporting text portability. We believe laser printer manufacturers are utilizing text imaging solutions to enhance functionality. In addition, creative and business professionals like graphic designers and advertising agencies are turning to text imaging solutions more frequently for branding and marketing in today’s increasingly global business environment. As a result, OEMs and creative and business professionals are demanding advanced text imaging solutions that are powerful and easy to use, and that continue to develop and evolve to address their text imaging needs.

Our products

We develop text imaging solutions that enable the display and printing of high quality text in all of the world’s major languages and are compatible with most major operating environments as well as those developed directly by CE device manufacturers. Our proprietary technologies address critical text imaging needs for CE device manufacturers by rendering high quality text on low resolution and memory constrained CE devices. Our key text imaging technologies and services include:

•	Font scaling, compression and rasterizing technologies

•

Our iType font scaling engine renders high quality display of text in every major language and in any size on memory constrained CE devices, including, but not limited to, mobile phones, hand-held computers, video game consoles and set-top boxes, and is fully compatible with industry-standard font formats of TrueType and OpenType as well as our proprietary format for stroke-based Asian fonts.

•

Our primary laser printer imaging products are our font scaling engine, Universal Font Scaling Technology and a patented font compression technology, MicroType. Our font scaling engine and font compression technologies are compatible with virtually all font formats and CE device manufacturers’ standards, including PostScript and Printer Command Language, or PCL. We currently license these products to over 60 laser printer manufacturers worldwide.

•

Our Asian Compression for TrueType, or ACT, enables the accurate and fast rendering of high-quality Asian typeface images for laser printers, digital copiers, mobile phones, digital televisions, set-top boxes and digital cameras.

•

Our SmartHint Asian fonts use a simple stroke-based format that require much less memory than regular TrueType fonts. SmartHint fonts have been engineered for clarity on small CE devices such as mobile phones.

•	Text layout engines

•	Our WorldType Layout Engine enables CE devices to display text accurately in complex languages, including Indic, Arabic and Hebrew scripts.

•	Printer driver kits

•	Our printer driver kits enable printer manufacturers to create customized laser printer drivers that allow applications to print as intended.

•	Imaging tools

•	Our ColorSet imaging tools give printer manufacturers complete control over high-quality color reproduction while minimizing development time.

•	Our ColorSet imaging tools are offered in three kits, each of which allow for maximum image quality while supporting printer industry standards:

•	ColorSet Management Module Tool Kit ensures consistent color mapping between input and output CE devices.

•	ColorSet Profile Tool Kit saves time creating profiles and editing applications.

•	ColorSet Screening Tool Kit maximizes image quality in color laser printers.

•

Our SmartHint Asian fonts use a simple stroke-based format that require much less memory than regular TrueType fonts. SmartHint fonts have been engineered for clarity on small CE devices such as mobile phones.

•	Font products and services

•	Our library of over 10,000 typefaces includes fonts owned by us and fonts that we have licensed from third parties.

•	We have strong relationships with a broad network of highly talented font designers.

•	Our e-commerce websites fonts.com, itcfonts.com, linotype.com and faces.co.uk offer over 125,000 high quality font products.

•	We offer custom font design services for corporate branding and identity purposes.

•

Our core sets of fonts consist of the PCL 6 and PostScript 3 font collections. These fonts are designed for compatibility with Hewlett Packard, or HP, and Adobe Systems Incorporated, or Adobe, font specifications.

•	Font management technology

•	Fontwise technology allows creative and business professional customers to audit, manage and purchase font licenses.

•

Fontwise client-server software scans the corporate network and reports on all font files found, identifying fonts for which the user does not have a license and allows the user to enter into the required licenses with us or the relevant font supplier or publisher.

•

FontExplorer X font management software allows the end-user to identify fonts required to view and print a given document as the original author intended and provides an easy way to license those fonts.

Competitive strengths

Our text imaging solutions provide critical technologies and fonts for users that require the ability to display or print high quality digital text. Our core strengths include:

Technological and intellectual property leadership.    We are a leading global provider of text imaging solutions for laser printers. We have achieved this leadership position by combining our proprietary technologies with extensive font libraries that include many of the world’s most popular typefaces. We are leveraging our intellectual property and experience in this market to secure a leading position in other high volume CE device categories. For example, we currently ship our text imaging solutions on mobile phones manufactured by three of the largest manufacturers of mobile phones by unit-volume. We have also established footholds in the digital television, digital camera and other emerging CE device categories.

Established relationships with market leaders.    We benefit from established relationships with our OEM customers, many of which date back 16 years or more. We work collaboratively with them and obtain insight into their product roadmap and future requirements. Because our technologies and fonts are embedded in the hardware of our customers’ CE devices, it would be costly and time-consuming to replace them. Our OEM customers include many of the largest and most successful companies in each of the markets that we serve. In the mobile phone and CE device space, we provide technologies to market leaders Nokia, Motorola and Sony Ericsson. In the laser printer market our customers include eight of the top ten laser printer manufacturers based on the volume of units shipped worldwide. Our operating system and application partners include Microsoft, Apple, QUALCOMM and Symbian.

International presence and technologies designed to serve the global market.    In the three months ended March 31, 2008 and the years ended December 31, 2007 and 2006, 64.5%, 68.7% and 57.0%, respectively, of our revenue was derived from sales by our operating subsidiaries located in Japan, the United Kingdom, Germany and China. Our customers are located in the United States, Asia, Europe and throughout the world. Our technologies and font IP are critical to our OEM customers that manufacture high volume CE devices that have multimedia functionality and multinational distribution. We support all of the world’s major languages. We have specifically designed scalable font rendering technologies for displaying rich content in Asian and other non-Latin languages. We enable OEM customers to engineer a common platform supporting multiple languages, reducing their cost and time to market and increasing product flexibility. This is critical to manufacturers of high volume CE devices that have multimedia functionality and multinational distribution. Increasingly, the center of design, manufacturing and consumption of CE devices is in China, Japan and Korea. We have over 16 years of experience partnering with Asian companies like Ricoh, Toshiba and Kyocera Mita. Additionally, through our acquisition of China Type Design, we have expanded our text imaging solutions portfolio and our international presence.

Strong web presence and font design services.    We have built an extensive customer base of creative and business professionals to whom we license fonts. Our flagship website with the intuitive domain name, fonts.com, along with our other e-commerce websites, including the European site linotype.com, provide us with a substantial web presence offering over 125,000 font products. We have also provided custom font design and branding services to many multinational corporations.

Attractive business model.    We have a significant, recurring base of licensing revenues that is based, in part, on multi-year financial commitments by our OEM customers. In addition, our revenues are highly visible due to our established relationships with our OEM customers and due to quarterly royalty reports we receive from those customers. As a technology licensing business, we generate significant cash flows from incremental OEM revenue. We have a relatively low cash tax rate which increases our cash flows. We have low capital requirements, which drive high returns on invested capital.

Experienced leadership and employee base.    Our senior management has an average of 16 years of experience in the text imaging solutions business. Robert M. Givens, our Chairman of the board of directors, and Douglas J. Shaw, our President, Chief Executive Officer and director, have presided over the successful introduction of our text imaging solutions in each of our served markets for over 20 years. John L. Seguin, our Executive Vice President, is a long-time veteran of companies that supply technologies to the CE device industry. Many of the members of our sales, engineering and support staff have been with us since we began serving OEMs and creative and business professionals. As a result, there is significant continuity between our team and our key customers.

Our strategy

Our objective is to extend our position as a leading global provider of text imaging solutions. We intend to:

Increase penetration of our technologies and fonts into emerging CE device categories.    We believe our technologies and fonts are increasingly vital to the mass-market success of certain high growth CE device categories like high-end mobile phones, digital televisions, set-top boxes and digital cameras. We have an established base of customers in these CE device categories and we intend to increase our targeted sales activities to add new customers and increase the number of products, models, applications and systems in which our technologies and fonts are embedded. We intend to market our text imaging solutions for inclusion in emerging CE device categories with sophisticated display imaging needs like high definition DVD players and DVD recorders and in-vehicle entertainment devices. In addition, we intend to extend our reach into new products, customers and models by continuing to partner with leading independent software vendors.

Extend our leadership position with enhanced technologies in the laser printer market.    While the laser printer market has been growing at a slower pace than the market for other CE devices, we have historically sustained consistent growth by anticipating and rapidly adapting to changes in this market. For example, we tailored our products to support PCL and PostScript and, with the release of Microsoft Windows Vista, we began supporting XPS and the increased font offering that is part of Microsoft Windows Vista. As laser printers evolved from analog and monochrome to digital and color printers and, more recently to multi-function printers, we also enhanced our existing compression technologies and imaging tools to maintain the high quality rendering of printed text in these new CE devices. We also introduced new products like our printer driver kits and color tools to address the increasing demand for customized driver applications. We intend to leverage our extensive experience in this market and our long standing relationships with laser printer manufacturers to maintain our leadership position in the laser printer market.

Leverage our installed base of leading oem customers by providing new technologies and fonts.    Our customers include many of the largest manufacturers in the CE device markets as well as independent software vendors and we continually seek to develop new technologies and fonts to serve these customers. By providing additional technologies and fonts, we seek to leverage our core relationships to maintain or increase the average selling prices of our text imaging solutions and to further penetrate our existing OEM customer base. Such technologies include worldwide language support products for laser printer manufacturers optimized for the Microsoft Windows Vista platform and new products and technologies for multi-function and color printers.

Expand and deepen our global presence, particularly in Asia.    We intend to drive our revenue growth by leveraging our knowledge of global markets and our global operations. We believe that the expected continued economic growth in Asia will further the demand for Asian text imaging solutions. Through organic expansion and acquisitions, including our acquisition of China Type Design, we are increasing our ability to service CE device manufacturers and consumers throughout the world. We intend to focus on the Chinese, Japanese and Korean language markets for laser printers and digital copiers, which together represent approximately 25% of the total global laser printer market. We believe there are significant growth opportunities in these markets due to our limited penetration to date.

Continue to develop our online offerings and services.    We have a strong online presence with our websites fonts.com, itcfonts.com, linotype.com and faces.co.uk. These websites attracted more than 25 million visits in 2007 from over 200 countries and territories. We believe there are opportunities to increase our revenue per visitor by continuing to offer innovative solutions to this community of users, as well as to benefit from growth in web traffic at these sites. We intend to leverage our web presence to capitalize on the emerging trends in the CE device markets like the demand for personalization of CE devices.

Selectively pursue complementary acquisitions, strategic partnerships and third-party intellectual property.    We intend to pursue selected acquisitions, strategic partnerships and third-party intellectual property to accelerate our time to market with complementary text imaging solutions, penetrate new geographies and enhance our intellectual property portfolio. We believe that the market for laser printer and other text imaging technologies is still fragmented. We have a demonstrated track record of identifying, acquiring and integrating companies that enhance our intellectual property portfolio.

Our customers

Our technologies and services are sold to customers in two principal markets: OEM and creative professional. The OEM market consists of both CE device manufacturers and independent software vendors. The creative professional market consists of creative and business professionals. In the three months ended March 31, 2008 and the years ended December 31, 2007, 2006 and 2005 our revenue in these two markets was as follows (in thousands):

	Three months ended March 31,		Years ended December 31,
	2008		2007		2006		2005
Principal markets	Revenue	Percentage of total revenue	Revenue	Percentage of total revenue	Revenue	Percentage of total revenue	Revenue	Percentage of total revenue

OEM	$17,760	65%	$72,612	69%	$64,268	75%	$59,073	80%
Creative professional	9,583	35%	32,540	31	21,936	25	14,703	20

Total	$27,343	100%	$105,152	100%	$86,204	100%	$73,776	100%

Our text imaging solutions are embedded in a broad range of CE devices and are compatible with most major operating environments and those developed directly by CE device manufacturers. We partner with operating system and software application vendors Microsoft, Apple, Symbian, QUALCOMM and

ACCESS (PalmSource) and have made our patented iType scalable font engine available as a plug-in for open source Linux environments. We estimate that our technologies and fonts were embedded in over 50% of the laser printers shipped in 2007. Additionally, we are an active participant in the development of industry standards.

Our customers are among the world’s leading CE device manufacturers and creative and business professionals, including:

•	mobile phone makers Nokia, Motorola and Sony Ericsson;

•	eight of the top ten laser printer manufacturers based on the volume of units shipped worldwide;

•	digital television and set-top box manufacturers TTE Technology, Toshiba and JVC; and

•	multinational corporations Agilent, British Airways and Barclays.

In the three months ended March 31, 2008 and the years ended December 31, 2007, 2006 and 2005, our top ten licensees by revenue accounted for approximately 45.4%, 46.6%, 52.0% and 60.4%, respectively, of our total revenue. In the three months ended March 31, 2008 and the years ended December 31, 2007 and 2006, no one customer accounted for more than 10% of our total revenue. In 2005, one customer, Lexmark International, accounted for 13% of our total revenue.

Sales and marketing

Our OEM sales efforts are focused on large CE device manufacturers and independent software vendors with whom we seek to establish long-term relationships. Our creative and business professional sales representatives directly target prospective corporate clients and specialty dealers to whom we may provide our fonts and custom font design services.

Our marketing organization works to deliver a consistent message detailing our capabilities and to develop new avenues for presenting our text imaging solutions. Our marketing efforts are principally focused on promoting our websites fonts.com, itcfonts.com, linotype.com and faces.co.uk through affiliate programs, search engine optimization and email marketing which drive traffic to our websites. Once at our websites, creative and business professionals can find recent typographic news, read typeface designer profiles and access a wealth of educational content, in addition to a selection of over 125,000 font products.

We promote all of our text imaging solutions through a combination of newsletters, print advertising and attendance at conferences and tradeshows. Our email marketing communications, directed to a registered user-base who has opted-in to receive our emails, include font-related articles, company news and news articles and product offerings. We also maintain our corporate website at monotypeimaging.com, which focuses on promoting our corporate identity and our offerings for our OEM customers.

Research and development

We made a strategic decision in 2006, and continued in 2007, to increase our research and development headcount in order to develop and launch next generation technologies. We have a strong commitment to research and development for core technology programs directed at creating new products, product enhancements and new applications for existing products, as well as funding research into future market opportunities. Each of the markets we serve is generally characterized by rapid technological change and product innovation. We believe that continued timely development of new products and product enhancements to serve existing and new markets is necessary to remain competitive. Our research and development operations are primarily located in Woburn, Massachusetts, Boulder, Colorado, Hong Kong, Redwood City, California, Salsford, United Kingdom and Bad Homburg, Germany.

In the three months ended March 31, 2008 and 2007, and the years ended December 31, 2007, 2006 and 2005, we incurred research and development expenses of $4.3 million, or 15.7% of sales, $4.0 million, or 15.7% of sales, $18.8 million, or 17.9% of sales, $13.8 million, or 16.0% of sales, and $10.7 million, or 14.5% of sales, respectively. Further information on research and development expenses may be found in the section entitled, “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Intellectual property

We rely on a combination of copyright, patent and trademark laws and on contractual restrictions to establish and protect proprietary rights in our technologies and fonts. Whenever possible, we enter into non-disclosure agreements with our suppliers, partners and others to limit access to and disclosure of our proprietary information.

We apply for U.S. patents with respect to our technologies and seek copyright registration of our software and U.S. and international trademark registration of our trademarks in those instances in which we determine that it is competitively advantageous and cost effective to do so. We have been granted a total of eight patents by, and have 13 patents pending with, the U.S. Patent and Trademark Office. Our most important patents are related to our MicroType font compression technology, subpixel rendering technology and ACT technology. We have unregistered trademarks and registered trademarks, where appropriate, on the key fonts of our font libraries. We intend to continue our policy of taking all measures we deem necessary to protect our patent, copyright, trade secret and trademark rights.

Some of our fonts are owned by third parties and are licensed to us under exclusive and non-exclusive licenses. We have also collaborated with third parties in the production and development of fonts.

Competition

Our text imaging solutions compete with the solutions offered by a variety of companies, including vendors of laser printer and display imaging technologies and printer drivers and providers of fonts. We compete principally on the basis of our technical innovation and engineering expertise, the breadth of our font offerings and the overall performance of our text imaging solutions, including reliability and timely delivery. Competition with our solutions principally comes from Adobe and Bitstream, Inc., or Bitstream, but we also compete with local providers of text imaging solutions whose solutions are specific to a particular country’s language. We also compete with FreeType, an open source collaborative organization that provides its Linux font rendering code for free, and with printer driver provider Software Imaging. The competition for our fonts and custom font design services generally comes from companies offering their own typeface libraries and custom typeface services, including Bitstream and Adobe, font foundry websites, font-related websites and independent professionals. We also compete with in-house resources of our OEM customers in the areas of font, driver and color technologies.

Some of our current or future competitors may have significantly greater financial, technical, marketing and other resources than we do, may enjoy greater name recognition than we do, or may have more experience or advantages than we have in the markets in which they compete. Further, many of the CE devices that incorporate our solutions also include solutions developed by our competitors. As a result, we must continue to invest significant resources in product development in order to enhance our text imaging solutions and introduce new high-quality solutions to meet the wide variety of such competitive pressures. Our ability to generate revenue from our business will suffer if we fail to do so successfully.

Employees and consultants

At March 31, 2008, we employed 248 persons. In addition, we have an exclusive relationship with Creative Calligraphy Center, a consulting firm that provides font design and production services in China. The table below provides our employees by functional area.

	Number of employees	Percentage

Sales and marketing	81	33%
Research and development	107	43
General and administration	60	24

Total	248	100%

None of our employees or consultants is represented by a union or covered by a collective bargaining agreement. Our Linotype employees are represented by a work council. This work council has the right to participate in certain decisions by Linotype, including operational changes, like relocation of the business or change-in-control transactions, and social matters, like wages and salaries and working hours. We believe that our relations with our employees and consultants are good.

Facilities

Our principal leased properties are listed in the table below.

Location	Principal use	Approximate square feet	Lease term

Facilities used in current operations
Bad Homburg, Germany	R&D, Marketing, Sales and Administrative	21,000	Tenant-at-will (1)
Salfords, United Kingdom	R&D, Marketing, Sales and Administrative	6,000	Leased; expires in 2008
Woburn, Massachusetts, USA	R&D, Marketing, Sales, Administrative and Corporate	38,000	Leased; expires in February 2011

(1)	On April 4, 2008, Linotype entered into a lease for new office space in Bad Homburg, Germany. The lease term commences on September 1, 2008 and ends December 31, 2012. The lease contains a five year renewal option.

We also maintain six additional leased facilities in Mount Prospect, Illinois, Redwood City, California, Boulder, Colorado, Berkshire, United Kingdom, Tokyo, Japan and Hong Kong. These additional offices occupy approximately 18,000 square feet in the aggregate. We do not consider any specific leased facility to be material to our operations. We believe equally suited facilities are available in several other areas throughout the United States and abroad.

Legal proceedings

From time to time, we may be a party to various claims, suits and complaints. We are not currently a party to any legal proceedings that, if determined adversely to us, would have a material adverse effect on our business, results of operations or financial condition.

Management

Executive officers and directors

The following table sets forth information regarding our directors and executive officers, including their ages, as of May 7, 2008:

Name	Age	Position

Douglas J. Shaw	53	President and Chief Executive Officer and Director
Jacqueline D. Arthur(1)	59	Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary
John L. Seguin	53	Executive Vice President
Alex N. Braverman	48	Vice President, Finance and Assistant Treasurer
David R. DeWitt	50	Vice President and General Manager, Creative Professional
Janet M. Dunlap	43	General Counsel and Secretary
Geoffrey W. Greve	50	Vice President, New Type Technology
Steven R. Martin	46	Vice President, Engineering and Development
John H. McCallum	52	Managing Director, Monotype Imaging Ltd.
David L. McCarthy	50	Vice President and General Manager, OEM Sales
Patricia J. Money	51	Vice President, Human Resources
Jack P. Murphy	59	Vice President and Chief Technologist
Christopher J. Roberts	41	Vice President, Marketing
Frank Wildenberg	41	Managing Director, Linotype GmbH
Robert M. Givens(2)	63	Chairman of the Board of Directors
A. Bruce Johnston(2)(4)	48	Director
Roger J. Heinen, Jr.(3)(4)	57	Director
Pamela F. Lenehan(3)(4)	55	Director
Jonathan W. Meeks	35	Director
Peter J. Simone(2)(3)	60	Director

(1)    Ms. Arthur has resigned effective June 30, 2008; we are currently undertaking a search for Ms. Arthur’s successor.

(2)    Member of the nominating and corporate governance committee.

(3)    Member of the audit committee.

(4)    Member of the compensation committee.

Douglas J. Shaw.    Mr. Shaw has served as our President and Chief Executive Officer since January 2007. From November 2004 until December 2006, he served as our Senior Vice President and has served as a member of our board of directors since we were acquired by TA Associates from Agfa Corporation in November 2004. From October 1988 until November 2004, Mr. Shaw served in various capacities with Agfa Corporation and, beginning in 2000, as the Senior Vice President of Agfa Monotype. From May 1981 until it was acquired by Agfa Corporation in 1988, Mr. Shaw was employed by Compugraphic Corp. He co-founded the Font Technologies division of Compugraphic Corp. with Mr. Robert M. Givens, the current chairman of our board of directors, in October 1986. Mr. Shaw holds a bachelor’s degree in accounting from Boston College and a master’s degree in business administration from Babson College.

Jacqueline D. Arthur.    On May 13, 2008, Ms. Arthur announced her resignation to pursue another opportunity, effective June 30, 2008. Ms. Arthur has served as our Senior Vice President and Chief Financial Officer since May 2005. Since January 1, 2008 she has served as our Treasurer. From November 2002 until May 2005, she was the Chief Financial Officer of Aprisma Management Technologies, a business service management software company. From November 2001 until November 2002 she was an independent consultant, advising technology companies on capital raising and acquisitions. From 1991 until 1994, Ms. Arthur was the Chief Financial Officer of T Cell Sciences, a

biotechnology company. From 1994 until 1997, she was the Chief Financial Officer of CP Clare, a provider of semiconductor and electromagnetic relays, switches, and specialized electronic components. She took CP Clare public in 1995. In addition, Ms. Arthur served on the board of directors of Banknorth Group, Inc. from 1996 to 2000 and served on both the audit committee and compensation committee. Ms. Arthur holds a joint honors degree in economics and engineering from London University and is a chartered accountant.

John L. Seguin.    Mr. Seguin has served as our Executive Vice President, responsible for our OEM business, since August 2006. From November 2004 until August 2006, he served as our Senior Vice President and General Manager, Display Imaging. From July 2004 until November 2004, Mr. Seguin was Senior Vice President and General Manager, Display Imaging at Agfa Monotype. From February 2004 until May 2004, Mr. Seguin was Vice President, Worldwide Sales of Sand Video Inc., a developer of advanced video compression semiconductor technology for a broad range of consumer digital video applications, until its acquisition by Broadcom Inc. From March 1999 until February 2004, Mr. Seguin served in various executive capacities at Xionics Document Technologies, Inc., a provider of embedded software solutions for printer and copier OEMs, and its successors Oak Technology, Inc., a supplier of semiconductor chips for optical storage devices, digital televisions and multi-function printers, and Zoran Corporation, a developer and manufacturer of chips that are used in a wide range of consumer electronics, including as Vice President, Worldwide Sales and Marketing for the Imaging Division. Mr. Seguin holds a bachelor’s degree in marketing from Southeastern Massachusetts University and a master’s degree in business administration from Suffolk University.

Alex N. Braverman.    Mr. Braverman has served as our Vice President, Finance and Assistant Treasurer since January 2008. From October 2005 until he joined us, he was the Vice President, Chief Accounting Officer and Corporate Controller at Mercury Computer Systems, a supplier of real-time image and digital signal processing computer systems. From February 1999 until September 2005, he was Vice President, Chief Accounting Officer and Corporate Controller of NMS Communications Corporation, a provider of technologies and solutions for converged and mobile networks. From July 1994 to February 1999, Mr. Braverman held various senior financial executive positions at Concentra Corporation, a developer of sales and engineering software automation products. Mr. Braverman holds a bachelor’s degree in economics from Framingham State College and a master’s degree in business administration from Bentley College.

David R. DeWitt.    Mr. DeWitt has served as our Vice President and General Manager, Creative Professional since August 2006. From November 2004 until August 2006, he served as our General Manager, Creative Professional Division North America. From August 2002 until November 2004, he served as General Manager, Creative Professional Division North America at Agfa Monotype. From November 1996 until July 2002, he served as Director of Sales and Marketing at Agfa Monotype. Mr. DeWitt holds a bachelor’s degree in business administration from the University of Kentucky and a master’s degree in business administration from Suffolk University.

Janet M. Dunlap.    Ms. Dunlap has served as our General Counsel since September 2006. From October 2000 until September 2006, Ms. Dunlap was a partner at Goodwin Procter LLP. From September 1993 until October 2000, Ms. Dunlap was an associate at Goodwin Procter LLP. Ms. Dunlap holds a bachelor’s degree in economics from Franklin and Marshall College and a juris doctorate from Boston College Law School.

Geoffrey W. Greve.    Mr. Greve has served as our Vice President of New Type Technology since March 2008. From November 2004 until March 2008 he served as our Vice President of Font Development. From July 2004 until November 2004, he served as Vice President of Font Development at Agfa Monotype. From April 2001 until July 2004 he served as Director of Software Operations and Customer Services for Gyricon LLC, a provider of display technologies. From April 1999 through March 2001, Mr. Greve served as Vice President and General Manager of Business Development for Galapagos

Design Group, Inc., an independent digital type foundry that provides type products and font customization services. Prior to April 1999, Mr. Greve served in various capacities with Bitstream, a software development company, including Vice President of Type Operations.

Steven R. Martin.    Mr. Martin has served as our Vice President, Engineering and Development since March 2005. From January 2004 until March 2005, Mr. Martin served as the Director of Engineering at Newmarket International, a provider of enterprise software solutions to the global hospitality and entertainment industries. From 1993 until December 2003, Mr. Martin served in various capacities with Nuance Communications, Inc. (previously ScanSoft, Inc.), a software company known for its speech recognition and speech synthesis software, including as Vice President, New Product Development for Nuance’s optical character recognition and imaging division from February 2001 until December 2003. Mr. Martin holds a bachelor’s degree in computer science from Fitchburg State College and a master’s degree in computer science from George Washington University.

John H. McCallum.    Mr. McCallum has served as Managing Director, Monotype UK, since January 1995. From May 1993 until December 1994, he served as Operations Director of Monotype UK.

David L. McCarthy.    Mr. McCarthy has served as our Vice President and General Manager, OEM Sales since August 2006. He served as our Vice President and General Manager, Printer Imaging between November 2004 and August 2006. From September 2002 until November 2004, Mr. McCarthy served as the Vice President and General Manager, Printer Imaging at Agfa Monotype. From November 1999 until September 2002, Mr. McCarthy served as Vice President, OEM Sales at Agfa Corporation. From December 1997 until October 1999, Mr. McCarthy served in various capacities with Agfa Corporation. Mr. McCarthy has been with us and our predecessors since March 1990.

Patricia J. Money.    Ms. Money has served as our Vice President, Human Resources since August 2006. From November 2004 until August 2006 she served as our Human Resources Director. From January 2001 until November 2004 she served as Human Resources Director at Agfa Monotype and from March 2000 until December 2000 she served as Human Resources Manager at Agfa Corporation. Ms. Money holds a bachelor’s degree in business administration from the University of Memphis.

Jack P. Murphy.    Mr. Murphy has served as our Vice President and Chief Technologist since March 2008. From June 2005 until March 2008 he served as our Vice President, Research and Development. From November 2004 until June 2005 he served as our Director, Engineering Display Imaging. From September 2002 until November 2004, he served as Director, Engineering Display Imaging at Agfa Monotype. From October 1998 until September 2002 he served as Director, New Enterprises at Agfa Monotype. From September 1993 until October 1998, he served as Engineering Manager at Agfa Corporation. Mr. Murphy holds a bachelor’s degree in electrical engineering and a master’s degree in business administration from Northeastern University.

Christopher J. Roberts.    Mr. Roberts has served as our Vice President, Marketing, since September 2007. From October 2002 until September 2007, he served as our Director of Marketing. From February 2001 until October 2002, he served as Marketing Manager, Creative Professional Division North America. From October 1999 until December 2000, he served as Marketing Programs Manager for Cambridge SoundWorks, a manufacture and distributor of consumer electronics. From January 1999 until October 1999, he served as Senior Market Development Manager for Bose Corporation, a manufacture and distributor of consumer electronics. From August 1991 until January 1999, he held various senior marketing roles for Meinrad LP, a market research firm. Mr. Roberts holds a bachelor’s degree in business administration from Saint Michael’s College and a master’s degree in business administration from Clarkson University.

Frank Wildenberg.    Mr. Wildenberg has served as the Managing Director of Linotype, since September 2006. From December 2005 until September 2006, he served as Director, Sales & Marketing of Linotype. From October 2001 until November 2005, Mr. Wildenberg served as Division Manager at Fredenhagen GmbH & Co. KG, a provider of automated materials handling systems. Mr. Wildenberg holds a degree in engineering from Technische Hochschule Darmstadt (University of Darmstadt) in Germany and holds a master’s degree in business administration from EAE—Escuela de Administracion de Empresas (EAE Business School) in Barcelona, Spain.

Robert M. Givens.    Mr. Givens has served as a member of our board of directors since we were acquired by TA Associates from Agfa Corporation in November 2004 and has served as Chairman of the board of directors since November 2006. From November 2004 until December 2006, Mr. Givens served as our President and Chief Executive Officer. From October 1988 until November 2004, Mr. Givens served in various capacities with Agfa Corporation and, beginning in 2000, as President of Agfa Monotype. From September 1975 until it was acquired by Agfa Corporation in 1988, Mr. Givens was employed by Compugraphic Corp. He co-founded the Font Technologies division of Compugraphic Corp. with Mr. Shaw in October 1986. Mr. Givens holds a bachelor’s degree in biology from Millikin University and a master’s degree from Indiana University in higher education/student personnel.

A. Bruce Johnston.    Mr. Johnston has served as a member of our board of directors and as Chairman of the board of directors since we were acquired by TA Associates from Agfa Corporation in November 2004 until November 2006. Mr. Johnston was employed at TA Associates, a private equity firm, from June 1992 until September 1999. From September 1999 until September 2001, Mr. Johnston served as President of idealab! Boston, a technology incubator. In September 2001, Mr. Johnston rejoined TA Associates and has served as Managing Director since then. Mr. Johnston received a bachelor’s degree in electrical engineering from Duke University and a master’s degree in business administration from Pennsylvania State University.

Roger J. Heinen, Jr.    Mr. Heinen has served as a member of our board of directors since September 2006. Mr. Heinen has been a Venture Partner at Flagship Ventures, a venture capital firm, since April 2000. He is currently a director of Progress Software Corporation, which markets and supports application development and management, and several private companies, including Black Duck Software, a developer of software intellectual property compliance solutions. From January 1993 until March 1996, Mr. Heinen was a Senior Vice President in the Developer Division of Microsoft Corporation. From December 1989 until January 1993, he served as Senior Vice President of Apple Computer’s Software Division. Mr. Heinen received a bachelor’s degree in computer science from Worcester Polytechnic Institute, a S.E.P. from Stanford University, and a PhD, Hon. from Worcester Polytechnic Institute.

Pamela F. Lenehan.    Ms. Lenehan has served as a member of our board of directors since September 2006. Ms. Lenehan has served as President of Ridge Hill Consulting, LLC, a strategy and financial consulting firm, since June 2002. From September 2001 until June 2002, Ms. Lenehan was self-employed as a private investor. From March 2000 until September 2001, Ms. Lenehan served as Vice President and Chief Financial Officer of Convergent Networks, Inc., a manufacturer of switching equipment. From February 1995 until January 2000, she was Senior Vice President, Corporate Development and Treasurer of Oak Industries, Inc., a manufacturer of telecommunications components. Prior to that time, Ms. Lenehan was a Managing Director in Credit Suisse First Boston’s Investment Banking division and a Vice President of Corporate Banking at Chase Manhattan Bank. Ms. Lenehan has also been a member of the board of directors of Spartech Corporation, a processor of engineered thermoplastics, since 2004. Ms. Lenehan received a bachelor’s degree in mathematical economics and a master’s degree in economics from Brown University.

Jonathan W. Meeks.    Mr. Meeks has served as a member of our board of directors since we were was acquired by TA Associates from Agfa Corporation in November 2004. Mr. Meeks has been employed at TA Associates, where he currently serves as a Managing Director, since August 1997. He became a Vice President in December 2000 and was a Principal from December 2003 until December 2006, when he was made a Managing Director. Mr. Meeks received a bachelor’s degree in mathematics from Yale University.

Peter J. Simone.    Mr. Simone has served as a member of our board of directors since March 2006. Mr. Simone has served as an investment consultant and as a consultant to numerous private companies since February 2001. From June 2001 to December 2002, Mr. Simone was Executive Chairman of SpeedFam-IPEC, Inc., a semiconductor equipment company which was acquired by Novellus Systems, Inc. From February 2000 until February 2001, he served as a director and President of Active Controls Experts, Inc. He served as President, Chief Executive Officer and director of Xionics Document Technologies, Inc. from April 1997 until Xionics’ acquisition by Oak Technology, Inc., in January 2000. Mr. Simone serves on the board of directors for several companies, including Newport Corp., a technology supplier to several industries including microelectronics manufacturing and communications, Veeco Instruments, Inc., an equipment developer and supplier to various industries including data storage and semiconductors, and Cymer, Inc., a supplier of excimer light sources. Mr. Simone is also a member of the board of directors of several private technology companies and the Massachusetts High Technology Council. In addition, he is vice president of the board of Walker Home and School for Children. Mr. Simone holds a bachelor’s degree in accounting from Bentley College and a master’s degree in business administration from Babson College.

Board of directors

Our certificate of incorporation provides for a classified board of directors consisting of three staggered classes of directors (Class I, Class II and Class III). The members of each of class of our board of directors serve until their successors have been elected and qualified or until the earlier of their resignation or removal. Our board of directors consists of three Class II directors (currently Messrs. Meeks, Shaw and Simone), two Class III directors (currently Mr. Johnston and Ms. Lenehan) and two Class I directors (currently Messrs. Givens and Heinen), whose current terms will expire at the annual meetings of stockholders held in 2008 , 2009 and 2010, respectively. A classified board of directors could have the effect of making it more difficult for a third party to acquire control of us.

Messrs. Johnston and Meeks are Managing Directors of TA Associates, which prior to this offering holds 49.9% of our outstanding common stock and is a selling stockholder in this offering. Mr. Shaw serves as our President and Chief Executive Officer and as a member of our board of directors. Mr. Givens resigned from his position as our President and Chief Executive Officer on December 31, 2006 but continues to serve as Chairman of the board of directors. Our board of directors has considered the relationships of all directors and, where applicable, the transactions involving them described below under “Certain Relationships and Related Party Transactions” and determined that none of the directors, with the exception of Messrs. Givens and Shaw, have any relationship that would interfere with the exercise of independent judgment in carrying out his or her responsibility as a director and that each director qualifies as an independent director under the applicable rules of The NASDAQ Global Select Market and the SEC.

Board committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and function of each of our committees complies with the rules of the SEC and The NASDAQ Global Select Market applicable to us.

Audit committee

Ms. Lenehan and Messrs. Heinen and Simone currently serve on the audit committee. Mr. Meeks served on the audit committee until December 31, 2007 when he was replaced by Mr. Heinen. Mr. Simone serves as chair of the audit committee. The audit committee’s responsibilities include, but are not limited to:

•	reviewing and assessing the adequacy of the audit committee charter;

•	evaluating its own performance and reporting the results of such evaluation to our board of directors;

•	appointing, retaining, terminating, approving the compensation of, and evaluating the independence of our independent auditor;

•	overseeing the work of our independent auditor, including through the receipt and consideration of certain reports from the independent auditor;

•	approving all audit and permissible non-audit services, and the terms of such services, to be provided by our independent auditor;

•	reviewing and discussing with management and the independent auditors our annual and quarterly financial statements and related disclosures;

•	meeting independently with our independent auditors;

•	reviewing and coordinating the oversight of our internal control over financial reporting;

•	establishing and overseeing the adequacy of procedures for receipt, retention and treatment of complaints and the submission by employees of concerns regarding accounting or auditing matters;

•	conducting an appropriate review and approval of all related party transactions for potential conflict of interest situations on an ongoing basis;

•	making regular reports to our board of directors; and

•	preparing the audit committee report required by SEC rules to be included in our proxy statements.

Our board of directors has determined that Mr. Simone qualifies as an “audit committee financial expert” as defined under the Exchange Act and the applicable rules of The NASDAQ Global Select Market. In making its determination, our board considered the nature and scope of the experiences and responsibilities that Mr. Simone has previously had with reporting companies and, in the opinion of our board of directors, he does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. All members of the audit committee are independent for audit committee purposes under the applicable rules of the NASDAQ Global Select Market and the SEC.

Our audit committee is also responsible for our policies and procedures for the review, approval and ratification of transactions between ourselves and our directors, director nominees, executive officers, security holders that beneficially own more than 5% of any class of our voting securities, or the immediate family members of any of these persons, or related person transactions, under our written related person transaction approval policy.

A list of related persons is available to our employees and executives who are involved with or familiar with the transactions, contracts or other legal or business arrangements that we have entered into or propose to enter into from time to time. This list is updated and cross-checked periodically to ensure it does not contain parties involved in proposed or ongoing transactions, contracts or other legal or business arrangements with us and will be checked prior to entering into any new transaction, contract or other legal or business arrangement. To the extent that it is determined that we have entered into or may enter into a transaction, contract or other legal or business arrangement (including any modification or addition to an existing contract or arrangement) with a related person, our general counsel is notified.

Prior to our entering into any such transaction or arrangement, our general counsel reviews the applicable rules and determines whether the contemplated transaction or arrangement requires the approval of our board of directors, the audit committee, or both, and any such approvals will be obtained before the transaction may be consummated. No arrangement with a related person may be entered into unless our general counsel has either (i) specifically confirmed in writing that no further approvals are necessary or (ii) specifically confirmed in writing that all requisite corporate approvals necessary for us to enter into such arrangement have been obtained.

In the event that a related party transaction requires both board of directors and audit committee approval, the audit committee will first be asked to consider and vote on the transaction. The audit committee would then make a recommendation to the full board of directors for its consideration before the transaction may be entered into. Prior to our initial public offering, we did not have a related person transactions approval policy comparable to our current policy. For this reason, the transactions described below under “Certain Relationships and Related Party Transactions” occurring prior to the date of our initial public offering were discussed and approved by our board of directors but not by our audit committee.

Compensation committee

Ms. Lenehan and Messrs. Johnston and Heinen, each of whom is independent, as defined under the NASDAQ Stock Market listing standards, currently serve on the compensation committee. Ms. Lenehan serves as chair of the compensation committee. The compensation committee’s responsibilities include, but are not limited to:

•	reviewing and assessing the adequacy of the compensation committee charter;

•	evaluating its own performance and reporting the results of such evaluation to our board of directors;

•	reviewing and discussing with management our executive compensation disclosure included in reports and registration statements filed with the SEC and producing required reports;

•	establishing and reviewing our overall management compensation philosophy and policy;

•	reviewing and approving actions with respect to all of our incentive-based compensation, equity-based compensation, welfare, pension and other similar plans;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

•	reviewing and recommending to our board of directors the compensation of our other executive officers and those members of management that report directly to our chief executive officer;

•	making regular reports to our board of directors; and

•	reviewing and making recommendations to our board of directors with respect to director compensation, with guidance from our nominating and corporate governance committee.

Nominating and corporate governance committee

Messrs. Givens, Johnston and Simone currently serve on the nominating and corporate governance committee. Mr. Givens serves as chair of the nominating and corporate governance committee. Messrs. Johnston and Simone are independent, as defined under The NASDAQ Stock Market listing standards. The nominating and corporate governance committee’s responsibilities include, but are not limited to:

•	reviewing and assessing the adequacy of the nominating and corporate governance committee charter;

•	evaluating its own performance and reporting the results of such evaluation to our board of directors;

•	developing and recommending to our board of directors criteria for board and committee membership and providing guidance to the compensation committee regarding director compensation;

•	reviewing our disclosures concerning our policies and procedures for identifying and reviewing Board nominee candidates;

•	establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;

•	identifying individuals qualified to become board members;

•	establishing procedures for stockholders to submit recommendations for director candidates;

•	recommending to our board of directors the persons to be nominated for election as directors and to each of our committees;

•	developing and recommending to our board of directors a set of corporate governance guidelines and code of business conduct and ethics;

•	developing and overseeing a succession plan for our chief executive officer;

•	making regular reports to our board of directors; and

•	overseeing the evaluation of our board of directors, its committees and management.

Director compensation

A description of the compensation we pay to our non-employee directors is set forth in the section entitled, “Executive and Director Compensation—Director Compensation.”

Compensation committee interlocks and insider participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. Mr. Givens, our former President and Chief Executive Officer, served on our compensation committee until November 17, 2006, when he resigned from that committee. None of the current members of our compensation committee has ever been one of our employees.

Executive and director compensation

Compensation discussion and analysis

What are our compensation philosophy and goals?

We believe that our Company’s success is largely dependent on the efforts of experienced and talented executives. The goals of our compensation program are to attract and retain individuals experienced in the text imaging and high technology industry who can contribute to our long-term success, to motivate and reward high levels of performance, to foster a shared commitment among our executive officers to the success of our business by establishing consistent company and individual goals and to align the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value.

We seek to maintain total compensation levels that we believe will be perceived by both our executive officers and our stockholders as fair and equitable and rely on the following principles to guide our executive compensation decisions:

•	Provide fair and equitable cash compensation to our executive officers that is targeted at the 50th percentile for the market;

•

Pay cash compensation to our executive officers that is based on company and individual executive officer performance with respect to an executive officer’s overall performance and pre-determined goals that directly or indirectly influence stockholder value, which may result in actual cash compensation that is higher or lower than the 50th percentile for the market;

•

Provide total compensation to our executive officers, including equity ownership to align the interests of our executive officers with the interests of our stockholders, that is targeted between the 50th and 75th percentile for the market; and

•	Offer a comprehensive benefits package to our executives that is the same as that provided to all full-time employees.

We determine the appropriate allocation between current and long-term incentive compensation, with a goal of weighting the allocation towards compensation related to individual and company performance. The goals for our Company and individuals are established so that target attainment is not assured and payment for performance at or above target levels will require our executive officers to perform at a high level by producing significant results, achieving challenging targets and devoting their full time and attention to our business. The individual performance objectives of our executive officers are developed based on our annual company objectives in order to ensure that success of our executive officers is appropriately linked to the overall success of the Company.

We do not believe that the compensation of our executive officers should be structured so that significant compensation that may be derived from one component of compensation negates or offsets compensation from other components. We determine the allocation of an executive officer’s overall compensation among each compensation component based on our analyses of market compensation data for other companies in our industry and geographic market, as appropriate, our recruiting and retention goals, our view of internal equity and consistency and other considerations we deem relevant, such as extraordinary performance.

Who is responsible for determining the compensation of our executive officers?

Our compensation committee, comprised entirely of independent, non-employee directors, oversees the development of our compensation plans and policies for executive officers and annually reviews and approves all executive officer compensation to determine whether it provides adequate and competitive incentives and motivation to our executive officers. The compensation committee also administers our 2004 Option Plan and our 2007 Option Plan and approves equity awards pursuant to our written equity award grant policy. The 2004 Option Plan, 2007 Option Plan and equity award grant policy are described further below. Our compensation committee charter outlines the responsibilities of the compensation committee and will be reviewed and revised periodically by the compensation committee and the board of directors.

The compensation committee assesses the performance of the Company and our executive officers in part based on achievement of pre-determined financial targets and on pre-determined personal performance objectives that are established, with respect to our president and chief executive officer, by the compensation committee and, with respect to our other executive officers, by our president and chief executive officer, together with the executive officer’s supervisor, if applicable. The members of the compensation committee may, however, use, and in the past have used, their judgment and discretion in making compensation decisions that support our compensation objectives and align with our compensation principles, as discussed in more detail below.

Our compensation committee relies on information provided by management with respect to the performance of our executive officers. Our president and chief executive officer is responsible for reviewing the performance of his direct and indirect reports with the committee and recommending base salary increases and payments under the prior year’s cash incentive plans. These recommendations are based, in part, on self assessments performed by our executive officers, the executive officers’ annual performance evaluation, including achievement of pre-determined personal performance objectives, information from our directors regarding the performance of any executive officer who interacts with the board of directors, and data provided to the president and chief executive officer by our human resources department regarding current pay programs and equity grant information. For each executive officer other than himself, the chief executive officer also determines applicable individual financial and non-financial performance goals for the upcoming year and recommends to the compensation committee appropriate bonus targets and equity awards.

In 2007, the compensation committee retained DolmatConnell & Partners, an independent compensation consulting firm, to advise the compensation committee on the structure of our on-going long-term equity incentive program and to evaluate and make recommendations on the overall compensation of our executive officers, particularly in relationship to other companies in our industry and geographic market. DolmatConnell & Partners also assists the compensation committee on an ongoing basis to review and assess our compensation relative to competitive compensation practices.

What information do we review when determining executive compensation?

In order to make compensation decisions with respect to our executive officers for 2007 and 2008, our compensation committee considered the following data:

•	Compensation reports prepared by the compensation committee’s independent compensation consultant analyzing the compensation of our executive officers in relationship to certain other companies.

For 2007, we benchmarked total cash compensation of our executive officers to the following peer group of private and public software companies with revenue ranging from $20 million to $100 million that were located in the region of our corporate headquarters and which were recommended by our human resources department and approved by the compensation committee based upon data provided by The Survey Group:

Charles River Development	DTC Communications Inc.	eScription, Inc.
MIB Group, Inc.	Microwave Radio Communications	Moldflow Corporation
m-Qube, Inc.	NetScout Systems, Inc.	Network Engines
P&H Solutions, Inc.	Upromise	Viisage Technology
Watchfire

For 2008, we benchmarked total compensation of our executive officers to the following peer group, revised by the compensation committee, working with DolmatConnell & Partners, to include public companies in the digital media industry with revenue ranging from $20 million to $200 million, reflecting our current revenue and initial public offering in July 2007:

Audible, Inc.	Bitstream, Inc.	Bottomline Technologies, Inc.
Digimarc Corporation	DivX, Inc.	DTS, Inc.
Interwoven, Inc.	Merge Technologies, Inc.	Mobius Management Systems, Inc.
Phase Forward Inc.	Phoenix Technologies, LTD	Pixelworks, Inc.
Sonic Solutions	Vignette Corporation

The list of companies included in our peer group will be reviewed annually by our compensation committee.

•	Executive compensation survey data collected and analyzed by our human resources department.

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Tally sheets prepared by our human resources department, with oversight by DolmatConnell & Partners, which included base salary, cash incentive compensation, value of employee benefit programs, severance and change-in-control payments and value of equity grants based on assumptions regarding the growth in the value of our common stock over a five year period.

•	With respect to our president and chief executive officer, data relating to the satisfactory completion of his personal performance objectives for 2007.

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With respect to our other executive officers, the recommendations of our president and chief executive officer and human resources department regarding the executive’s satisfactory completion of his or her personal performance objectives and overall job performance.

What are the components of our executive compensation program, why do we use these components and how are they determined?

All of our named executive officers were compensated under the same policies in 2007, with the exception of Mr. McCarthy who participated in our Sales Compensation Plan. All of our named executive officers will be compensated under the same policies in 2008.

Base salary.

What:    Base salary is fixed cash compensation for the executive officer’s standard job duties and responsibilities.

Why:    We believe that competitive base salaries allow us to attract and retain employees who can contribute to our long-term success in light of the competitive labor market in which we compete for the services of executive officers.

How determined:    The compensation committee annually determines base salaries after reviewing factors such as each executive officer’s responsibilities, prior experience, performance in meeting objectives, ability to create a culture of cooperation, integrity and trust and the anticipated value of his or her impact on our success. Based on the assessment of the executive officer’s performance relative to these factors, an executive officer’s base salary is then benchmarked against executive compensation of our peer group companies to determine if compensation is appropriate and competitive. Any mid-year adjustment or material increase in an executive officer’s compensation is generally based only on a promotion, a substantial increase in the officer’s responsibilities or a determination that a market adjustment is required to retain a key employee and, in each case, is approved by our compensation committee.

Cash incentive compensation.

What:    Our executive officers have the ability to receive annual cash incentive payments. In 2007, all of our named executive officers, with the exception of Mr. McCarthy, participated in our 2007 Executive Compensation Plan. Mr. McCarthy participated in our 2007 Sales Compensation Plan. In 2008, all of our executive officers will participate in our 2008 Executive Compensation Plan.

Why:    We believe that a substantial portion of our executive officer’s annual cash compensation should be in the form of cash incentives to achieve our objective of holding executives accountable for company performance and rewarding successful business results and increased stockholder value. We believe that compensating our executive officers upon the achievement of key corporate financial objectives and individual performance objectives, including product development, customer initiatives and product and process improvements and innovations, effectively links individual contributions to overall business performance. In the case of Mr. McCarthy, we believe that linking his incentive compensation directly to revenue better aligns his incentive compensation with the roles and responsibilities of his position.

How determined:    Payment of annual amounts under our 2007 Executive Compensation Plan and 2008 Executive Compensation Plan are based upon the satisfaction of company financial objectives as well as the executive officer’s performance, including the satisfactory completion of pre-determined individual objectives. The payment of amounts under our 2007 Sales Compensation Plan is based on the achievement of pre-determined revenue targets and pre-determined specific account goals. The annual objectives of our president and chief executive officer are determined by our compensation committee. The annual objectives of our other executive officers are determined by the president and chief executive officer, together with the executive officer’s supervisor, as applicable.

The satisfaction of company financial objectives is determined by the board of directors. The individual performance of our president and chief executive officer is determined by the compensation committee. The performance of our other executive officers is determined by our president and chief executive officer, together with the executive officer’s supervisor, as applicable. No discretion has been or may be exercised by the president and chief executive officer, our compensation committee or our board of directors, as applicable, in determining whether quantitative personal performance objectives have been satisfied because these goals are objective. Discretion has been and may be exercised in determining the relative significance of an executive officer’s non-quantitative performance objectives, as well as in determining whether any of these objectives that cannot be definitively measured have been satisfied. In accordance with its charter, our compensation committee may consider in the future whether we should implement a policy to permit adjustment or recovery of a cash incentive award in the event a quantitative performance measure is restated in a manner that would reduce the size of an award otherwise payable to an executive officer.

Equity compensation.

What:    All of our named executive officers and most of our employees have received stock option grants or restricted stock awards under the 2004 Option Plan. Employees located in the U.S. or the UK, and certain management employees located in other jurisdictions, that were hired and, in the case of management employees, promoted since our initial public offering have received an option grant under the 2007 Option Plan. All awards granted to our executive officers are subject to time-based vesting with 25% of the shares vesting on the first anniversary of the grant date or hire date, whichever is earlier, and the remaining shares vesting quarterly over the following three years. As of December 31, 2007, our named executive officers and their family members held of approximately 5.6% of our common stock, on a fully diluted basis, including all shares subject to outstanding options.

Why:    We believe that for growing companies in the technology sector, equity awards are a significant motivator in attracting and retaining employees. Equity awards also help to align the interests of our executive officers and employees with those of our stockholders because they create an ownership culture where the value received by the recipient is based on the growth of the stock price, incentivizing them to work hard to increase our stock price and maximize stockholder value. We have designed our equity grants and awards to include time-based vesting provisions to encourage long-term performance and reward longevity with and commitment to us. We do not currently have any stock ownership guidelines for our executive officers, but the compensation committee may consider in the future whether these requirements are appropriate.

How determined:    All equity award determinations are made by our board of directors or compensation committee. No discretion has been granted to our president and chief executive officer to make any equity awards. As a result, our compensation committee meets monthly to approve equity awards. We grant equity incentive awards to our employees generally upon the commencement of their employment or, with respect to our executive officers, upon a promotion. We generally consider on an annual basis whether additional grants to employees are necessary for our employees to maintain appropriate levels of equity ownership in the Company and how much retention potential the Company has given the degree of unvested equity. Generally these additional grants are made following an analysis of the levels of equity grants and the degree of equity ownership of the executive officers of our peer group, a review of internal existing equity allocations, the degree to which existing awards have become vested and the anticipated future contribution by the executive officer to the growth of the Company. We acknowledge that, from year to year, the total compensation of our executive officers compared to the executive officers of our peer group may vary based on the stock price volatility among our peer group and the performance of our stock compared to the stock price of our peer group.

While we have not implemented a policy for determining the appropriate allocation between cash and non-cash compensation for our employees, historically we have allocated a greater percentage of an employee’s total compensation to equity compensation as he or she becomes more senior in our organization. We have historically provided our executive officers with equity incentive awards to provide appropriate market competitive compensation levels, consistent with our articulated strategy, in order to retain them and provide us with greater stability in our management.

We grant equity awards to our executive officers under our written equity award grant policy. All grants are made at fair market value and calculated based on our closing market price on the grant date. While our 2007 Option Plan permits the granting of equity awards at any time, our equity grant policy provides that we will generally only grant equity awards on a regularly scheduled basis, as follows:

•

Grants made in conjunction with the hiring of a new employee or the promotion of an existing employee will be made following the hire date or the promotion date on the 15th day of the month, or on the next trading day, if the 15th is not a trading day, and

•

Grants made to existing employees other than in connection with a promotion will be made, if at all, on an annual basis and will generally be made effective on the third day following the filing of our Annual Report on Form 10-K, unless the approval of the grant occurs after such date, in which case it will be effective on the date the grant is approved.

Post-employment benefits.

What:    Certain of our executive officers, including all of our named executive officers, have employment agreements that provide them with severance payments and benefits in the event we terminate their employment without cause or the executive officer terminates his or her employment for good reason. See “—Discussion of Compensation and Grants of Plan-Based Awards” and “—Potential Payments upon Termination or Change-in-Control” for a discussion of the terms of these agreements, including the definition of cause and good reason. We also have a Severance Pay Plan that benefits all employees, including our named executive officers, and provides for continuation of salary and benefits depending on the length of service with us. Any payment made to a named executive officer under his or her employment agreement is reduced by amounts paid under the Severance Pay Plan.

Why:    We believe that post-employment benefits allow us to attract and retain an appropriate caliber of talented professionals in key positions by providing compensation in the event of an unexpected termination of employment, which contributes to our overall business performance. In addition, the employment agreements provide that, in the event an executive officer terminates his or her employment relationship with us without good reason, the executive officer forfeits any pro-rated portion of his or her non-equity incentive compensation, and will be prevented from competing with us for up to two years, thus aligning the individual’s interests with our business objectives.

How determined:    The provisions of each severance agreement are determined by the compensation committee based on market trends and practices and are set at competitive levels based on industry practice.

Benefit plans.

What:    Our employee benefits include a 401(k) matching program, a 401(k) profit sharing contribution, life and disability insurance, travel and accident and optional health, dental and supplemental life insurance coverage. The optional health and dental benefits require cost sharing for all employees, including executive officers, and supplemental life insurance is fully paid by any employee electing that benefit. We reimburse our employees whose responsibilities entail frequent travel, which includes all of our executive officers, for memberships in a limited number of airline programs that provide access to airport lounges and other amenities. We also offer a tuition reimbursement program, which encourages the ongoing growth and development of all employees.

Why:    We believe in creating a cooperative environment in which all employees are committed to us and motivated to meet our business objectives. To that end, there are no additional benefits or perquisites that are available to the named executive officers that are not also available to all of our employees. Attracting and retaining our executive officers and other employees contributes to our overall business performance.

How determined:    To ensure that the benefits offered to our employees remain competitive with the market, our human resources department reviews information regarding benefit programs for technology companies and for companies in the specific geographic markets where we operate.

What were the results of the decisions made with respect to executive compensation for 2007?

•	Our compensation committee approved base salary increases from 2006 to 2007 which were deemed to be competitive and consistent with the performance of the executive team and general market conditions.

•

In February, 2008, our board of directors preliminarily determined that, subject to receipt of audited financial statements, we had reached at least 110% of our company financial performance target of $43.8 million of EBITDA, as adjusted for certain add-backs and exclusions as approved by the board of directors, under our 2007 Executive Compensation Plan. Subject to this determination by our Board of

Directors, our compensation committee determined the annual payment amounts to be made to each executive officer under these plans based on the performance of the executive officer, including the satisfaction of pre-determined individual performance goals. In the event the Board subsequently determines that such company financial goals were not met, the executive officers shall be obligated to re-pay any excess cash bonus paid, with such excess amount to be determined by the compensation committee.

In determining payment to our president and chief executive officer under the 2007 Executive Compensation Plan, the compensation committee considered our significant overachievement of our financial targets, the successful completion of our initial public offering, the stability and performance of the executive management team and the continuing growth of our business, particularly during a leadership transition period.

In determining payment to our named executive officers, other than the president and chief executive officer, the compensation committee considered the recommendation of the president and chief executive officer with respect to the satisfaction by the named executive officer of his or her personal performance objectives and overall performance in 2007. Ms. Arthur’s cash bonus payment was substantially based on her management of our initial public offering and the building of a public company finance department, capable of meeting the demands of an international organization. Mr. Seguin’s cash bonus payment under the plan was substantially based on the significant overachievement of our financial targets and the continuing growth in sales of text solutions to emerging consumer electronics customers. Ms. Dunlap’s cash bonus payment was substantially based on her contributions to the completion of our initial public offering and management as a public company, including the organization of our internal legal processes. Finally, Mr. McCarthy’s bonus was based on the achievement of specific pre-determined revenue targets and the continuing revenue growth for our OEM business.

Neither our board of directors or compensation committee had discretion under our 2007 Executive Compensation Plan to grant an executive officer an aggregate incentive compensation payment that exceeded 60% of the executive officer’s base salary.

•

Other than equity awards that were made to new hires or made in connection with a promotion, no equity awards were granted to our executive officers in 2007. No equity awards were made to any of our named executive officers in 2007.

What decisions did we make with respect to executive compensation for 2008?

•

In 2007, the base salary for our executive officers was determined to be, on average, at the 25th to the 50th percentile of our current peer group of companies. Based on this information, the compensation committee determined that in order to satisfy our goal of targeting cash compensation at the 50th percentile of our peer group, base salaries needed to be adjusted over time, with a target of having all executive officers at the 50th percentile of our peer group by 2010. The committee also considered factors such as the overall performance and effectiveness of the executive officer during 2007, the achievement of specific personal performance objectives, specific departmental achievements that were directly attributable to the executive and the executive officer’s contribution to the achievement of our strategic goals, but did not consider any information contained in the tally sheets reviewed by the committee. Thus, while we historically have sought to increase base salaries by approximately 4% company-wide, based on the data applicable to our peer group and performance factors applicable to individual executive officers, the base salary of certain executive officers increased by a higher percentage than in prior years. In 2008, the base salary for Messrs. Shaw, Seguin and McCarthy and Mses. Arthur and Dunlap is $270,000, $240,625, $200,096, $226,800, and $216,269, respectively. This represents a base salary increase for each such named executive officer of 8%, 6.9%, 4%, 8% and 5.7%, respectively. On May 13, 2008, Ms. Arthur announced her resignation to pursue another opportunity, effective June 30, 2008.

•	Our board of directors approved a company target bonus that we believe is moderately difficult to achieve, although we have never failed to satisfy our financial targets in prior years.

•

Our compensation committee approved the 2008 Executive Compensation Plan which includes a target bonus amount for all executive officers of 40% of the executive officer’s base salary. The payment to be made to an executive officer will be based on the satisfaction of our financial performance objectives and the satisfaction of individual performance objectives. The aggregate amount that may be paid to an executive officer is capped at 60% of such executive officer’s base salary unless we exceed 105% of our financial objectives. If we exceed 105% of our financial objectives, there is no cap on the amount that may be paid to an individual executive officer, but the aggregate amount that may be paid to all executive officers is capped at $1.5 million. Incentive compensation under the 2008 Executive Compensation Plan is intended to pay cash compensation to our executive officers that exceeds the 50th percentile of the market if the Company significantly exceeds expectations.

•

Our compensation committee approved equity awards in the form of non-qualified stock options to our executive officers. These awards are designed to retain our executive officers and to motivate them to achieve long-term revenue growth. These awards align the interests of our executive officers with those of our stockholders, creating an ownership culture where the value received by the recipient is based on the growth of the Company, as reflected in an increase of the value of our common stock. Our goal is that the grant value of these equity awards will cause the overall compensation of our executive officers to move towards the 75th percentile of the market if the Company significantly exceeds its established performance expectations.

•

Our compensation committee approved the 2008 personal performance objectives of our president and chief executive officer and our president and chief executive officer approved the 2008 personal performance objectives of our other executive officers, together with the executive officer’s supervisor, as applicable. Our executive incentive cash compensation plans do not weight the relative importance of the individual performance objectives of our executive officers at the time such objectives are determined, but gives the compensation committee flexibility to make overall bonus determinations in a manner that aligns the executive officer’s compensation with the evolving nature of our business. Generally more weight has been given to objectives that are closely tied to the primary job responsibility of the executive officer and for which the executive officer will have significant responsibility for delivering results. The committee may, however, in the future consider whether to more explicitly tie portions of the annual cash bonuses to specific performance objectives.

Compensation earned

The following table summarizes the compensation earned during 2006 and 2007 by our principal executive officer, our principal financial officer and our three other most highly compensated executive officers who were serving as executive officers as of December 31, 2007 and whose total compensation exceeded $100,000. We refer to these individuals as our named executive officers.

Summary compensation table—2006 and 2007

Name and principal position	Year	Salary	Option awards (3)	Non-equity incentive plan compensation (4)	All other compensation (5)	Total

Douglas J. Shaw, Chief Executive Officer, President and Director	2007	$250,000	$160,792	$125,000	$21,114	$556,906
	2006	$209,640	$47,005	$187,576	$20,472	$464,693

Jacqueline D. Arthur,(1) Senior Vice President, Chief Financial Officer and Treasurer	2007	$210,000	$120,155	$88,200	$21,024	$439,379
	2006	$192,400	$22,606	$88,504	$20,929	$324,439

John L. Seguin, Executive Vice President	2007	$225,000	$136,587	$94,500	$19,263	$475,350
	2006	$200,005	$37,384	$126,595	$282,960	$646,944

Janet M. Dunlap, General Counsel and Secretary	2007	$204,600	$86,855	$98,208	$27,428	$417,091
	2006	$53,846(2)	$22,440	$24,771	$3,614	$104,671

David L. McCarthy, Vice President and General Manager, OEM Sales	2007	$192,400	$14,006	$12,000	$66,172	$284,578
	2006	$178,825	$7,052	$85,628	$54,177	$325,682

(1)    Ms. Arthur has resigned effective June 30, 2008.

(2)    Ms. Dunlap joined the Company on September 25, 2006.

(3)    We did not grant any equity awards to our named executive officers during 2007. The amounts reflect the share based compensation expense recorded in the applicable year in connection with share based awards held by the executive officers. Options to purchase shares of common stock were granted at fair market value on the date of grant, in accordance with SFAS No. 123 (revised 2004), Share Based Payment. The fair value is estimated based on the Black-Scholes option pricing model. Under the terms of the stock option agreements, 25% of the shares vest on the first anniversary of the grant date and the remaining shares vest quarterly over the following 3 years.

(4)    All non-equity incentive plan compensation was made pursuant to awards under our 2007 Executive Compensation Plan which were both awarded and earned in 2007.

(5)    The “All Other Compensation” column includes the following compensation:

Name	Year	401(k) matching program	Profit sharing program	Life insurance policy premium	Accidental death and dismemberment policy premium	Other

Douglas J. Shaw	2007	$13,500	$6,750	$756	$108	$—
	2006	$13,200	$6,600	$588	$84	$—

Jacqueline D. Arthur(A)	2007	$13,500	$6,750	$677	$97	$—
	2006	$13,200	$6,600	$455	$68	$606

John L. Seguin	2007	$11,700	$6,750	$711	$102	$—
	2006	$11,289	$6,600	$587	$84	$264,400	(B)

Janet M. Dunlap	2007	$9,473	$6,750	$665	$95	$10,445	(C)
	2006	$1,846	$1,616	$133	$19	$—

David L. McCarthy(D)	2007	$13,500	$6,750	$567	$81	$45,274
	2006	$13,200	$6,600	$493	$70	$33,814

(A)    Ms. Arthur has resigned effective June 30, 2008.

(B)    Mr. Seguin received a $264,400 Transaction Bonus related to our November 5, 2004 acquisition from Agfa Corporation.

(C)    Ms. Dunlap received a recognition award from us valued at $10,445.

(D)    All amounts set forth in the column “Other” relate to sales commissions earned by Mr. McCarthy under our sales compensation plans.

Grants of plan-based awards

The table below sets forth grants of awards that were made in 2007 to our named executive officers under our 2007 Executive Compensation Plan and our 2007 Sales Compensation Plan. The awards set forth in this table were earned in 2007 and payments in respect of such awards are included in the Summary Compensation Table under “Non-Equity Incentive Plan Compensation.” No grants of awards under our equity incentive plans were made by us to our named executive officers during 2007.

Grants of plan-based awards—2007

Estimated future payouts under non- equity incentive plan awards(1)
Name	Threshold	Target	Maximum

Douglas J. Shaw	$—	$90,625(2)	$150,000(3)
Jacqueline D. Arthur(4)	$—	$76,125(2)	$126,000(3)
John L. Seguin	$—	$81,563(2)	$135,000(3)
Janet M. Dunlap	$—	$74,168(2)	$122,760(3)
David L. McCarthy	$—	$20,000(5)	$30,000

(1)    These awards were made and earned in 2007.

(2)    The target cash incentive compensation under our 2007 Executive Compensation Plan was 36.25% of the executive officer’s base salary.

(3)    The maximum cash incentive compensation under our 2007 Executive Compensation Plan was 60% of the executive officer’s base salary.

(4)    Ms. Arthur has resigned effective June 30, 2008.

(5)    The target for Mr. McCarthy under our 2007 Sales Compensation Plan was two-thirds of the maximum payment under the plan.

Discussion of compensation and grants of plan-based awards

Employment agreements

Each of our named executive officers has an employment agreement with us. The named executive officers receive a base salary and are entitled to participate in any bonus or other performance-based plan and all medical, pension, profit sharing, dental and life insurance plans and disability income plans, retirement arrangements and other employment benefits, including option plans, in each case available to our other senior executive officers. The employment agreements require the named executive officers to refrain from competing with us and from hiring our employees for a period of two years following the termination of their employment with us for any reason, except that such period shall only last for one year in the event that the executive terminates his or her employment for good reason or if the executive is terminated by us without cause.

The employment agreements automatically renew for successive one-year periods unless either we or the named executive officer give 30 days’ prior written notice of termination. If we reduce the named executive officer’s salary, other than in connection with an across-the-board salary reduction similarly affecting all or substantially all management employees, he or she may terminate his or her employment and be eligible for certain termination benefits. See “Executive Compensation—Potential Payments upon Termination or Change-in-Control” for further discussion on termination, retirement and change-in-control provisions of the employment agreements.

Grants of non-equity plan-based awards

Our named executive officers earned non-equity compensation in 2007 under our 2007 Executive Compensation Plan and with respect to Mr. McCarthy, under our 2007 Sales Compensation Plan. The amounts payable in respect of these awards were also earned in 2007 and are thus reported in the “Summary Compensation Table” as well as the “Grants of Plan-Based Awards—2007” table. A discussion of how the award amounts were determined is set forth under “What were the results of the decisions made with respect to executive compensation for 2007?”

Because non-equity incentive awards made to our named executive officers under our 2008 Executive Compensation Plan were not made by the compensation committee until February 5, 2008, these awards are not included in the “Grants of Plan-Based Awards—2007” table above. If each named executive officer achieves his or her target bonus under the 2008 Executive Compensation Plan, equal to 40% of the executive officer’s base salary, amounts earned under these awards in 2008 will be as follows:

Name	Payout under the 2008 executive compensation plan at target bonus amounts

Douglas J. Shaw	$108,000

Jacqueline D. Arthur(1)	$90,720

John L. Seguin	$96,250

Janet M. Dunlap	$86,508

David L. McCarthy	$80,038

(1)    Ms. Arthur has resigned effective June 30, 2008.

However, no amount will be payable in respect of awards under the 2008 Executive Compensation Plan unless certain company financial goals, established by the board of directors, are met and actual amounts paid to our executive officers under the plan will be determined based on the extent to which such company financial goals are met or exceeded, the satisfaction of individual personal performance objectives and the overall performance of the executive officer during 2008. The 2008 performance objectives of our president and chief executive officer were established by our compensation committee and include ensuring that we meet our 2008 financial targets, continue to develop innovative products, preserve our core values and maximize long term stockholder value. Our president and chief executive officer established the performance objectives for the other executive officers, together with an executive officer’s supervisor, as applicable.

Grants of equity plan-based awards

No equity awards were made to our named executive officers in 2007, however, on February 5, 2008, our compensation committee approved the following equity awards to our named executive officers:

Name	Number of non-qualified stock options

Douglas J. Shaw	160,000

Jacqueline D. Arthur(1)	38,000

John L. Seguin	50,000

Janet M. Dunlap	27,000

David L. McCarthy	38,000

(1)    Ms. Arthur has resigned effective June 30, 2008.

In accordance with our written equity award grant policy, these non-qualified stock option awards were granted on March 31, 2008, and have an exercise price equal to the closing market price on the NASDAQ Global Select Market of a share of our common stock on such date, or $15.11.

Equity compensation plans

As of December 31, 2007, each of our named executive officers held awards under our 2004 Option Plan. In addition, in 2008 each of our named executive officers received awards under our 2007 Option Plan. Treatment of awards made under the 2004 Option Plan and 2007 Option in the event of a merger, sale or dissolution, or a similar “sale event,” are discussed below under “Potential Payments upon Termination or Change-in-Control—Stock Options and Restricted Stock.”

2004 Stock option and grant plan

Our 2004 Option Plan was adopted by our board of directors and approved by our stockholders in November 2004. Our board of directors has determined not to grant any further awards under our 2004 Option Plan, but as of December 31, 2007, there were 3,022,846 shares subject to awards outstanding under the 2004 Option Plan.

Our 2004 Option Plan is administered by the compensation committee. Our board of directors has delegated full power and authority to the compensation committee to accelerate the exercisability or vesting of any award and to provide substitute awards, subject to the provisions of the 2004 Option Plan. Awards granted to our named executive officers under the 2004 Option Plan are subject to four year vesting, with 25% of such grant vesting on the first anniversary of the grant or date of hire, as applicable, and vesting quarterly thereafter. All awards under the 2004 Option Plan have a maximum term of ten years from the date of grant and incentive stock options have an exercise price of no less than the fair market value of our common stock on the date of grant.

2007 Stock option and incentive plan

Our 2007 Option Plan was adopted by our board of directors in March 2007 and approved by our stockholders in May 2007, effective upon our initial public offering. We reserved 4,383,560 shares of our common stock for the issuance of awards under the 2007 Option Plan, which may be granted in the form of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards or dividend equivalent rights. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization and generally shares that are forfeited or canceled from awards under the 2007 Option Plan or the 2004 Option Plan also will be available for future awards. As of December 31, 2007 and March 31, 2008, there were 139,042 and 1,030,083 shares, respectively subject to awards outstanding under the 2007 Option Plan.

The 2007 Option Plan is administered by our compensation committee which has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2007 Option Plan. For example, the exercise price of stock options awarded under the 2007 Option Plan may not be less than the fair market value of our common stock on the date of the option grant and the term of each option may not exceed ten years from the date of grant. Awards are also made in compliance with the terms of our written equity award grant policy. All awards granted to our named executive officers under our 2007 Option Plan are subject to four year vesting, with 25% of such award vesting on the first anniversary of the date of grant and quarterly thereafter.

No awards may be granted under the 2007 Option Plan after the tenth anniversary of its effectiveness. In addition, our board of directors may amend or discontinue the 2007 Option Plan at any time and the administrator may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder’s consent. Other than in the event of a necessary adjustment in connection with a change in our stock or a merger or similar transaction, the administrator may not “reprice” or otherwise reduce the exercise price of outstanding stock options or stock appreciation rights. Further, amendments to the 2007 Option Plan will be subject to approval by our stockholders if the amendment (i) increases the number of shares available for issuance under the 2007 Option Plan, (ii) expands the types of awards available under, the eligibility to participate in, or the duration of, the plan, (iii) materially changes the method of determining fair market value for purposes of the 2007 Option Plan, (iv) is required by the NASDAQ Global Select Market rules, or (v) is required by the Internal Revenue Code of 1986, as amended, or the Code, to ensure that incentive options are tax-qualified.

Outstanding equity awards

This following table sets forth certain information regarding the stock option grants and stock awards to the named executive officers as of December 31, 2007.

Outstanding equity awards at fiscal year-end—2007

	Option awards					Stock awards
Name	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable	Option exercise price		Option expiration date	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested(1)

Douglas J. Shaw	— 63,000 35,000	— 49,000(3) 77,000(4)	$ $ $	— 1.453 6.430	— August 25, 2015 September 30, 2016	158,182(2)	$2,399,621
Jacqueline D. Arthur(5)	— 7,302 20,000 5,000	— 10,222(7) 44,000(4) 15,000(8)	$ $ $ $	— 1.453 6.430 8.500	— August 25, 2015 September 30, 2016 December 31, 2016	49,500(6)	$750,915
John L. Seguin	— 25,000 19,732 30,000	— 15,000(9) 15,348(3) 66,000(4)	$ $ $ $	— 1.365 1.453 6.430	— June 17, 2015 August 25, 2015 September 30, 2016	39,545(2)	$599,898

Janet M. Dunlap	18,748 2,500	41,252(10) 7,500(8)	$ $	6.430 8.500	September 30, 2016 December 31, 2016
David L. McCarthy	— 20,999 3,125	— 16,333(3) 6,875(4)	$ $ $	— 1.453 6.430	— August 25, 2015 September 30, 2016	52,727(2)	$799,869

(1)    Market value is calculated based on the closing price of our common stock on the NASDAQ Global Market on December 31, 2007, or $15.17 per share. These shares are subject to the terms of the related Restricted Stock Agreements.

(2)    25% of the shares of restricted stock in this award vested on December 6, 2005 and all remaining shares vest quarterly over the following three years.

(3)    25% of the shares in this grant vested on August 25, 2006 and all remaining shares vest quarterly over the following three years.

(4)    25% of the shares in this grant vested on September 30, 2007 and all remaining shares vest quarterly over the following three years.

(5)    Ms. Arthur has resigned effective June 30, 2008.

(6)    25% of the shares in this grant vested on May 16, 2006 and all remaining shares vest quarterly over the following three years.

(7)    25% of the shares in this grant vested on August 25, 2006 and all remaining shares vest quarterly over the following three years. Ms. Arthur exercised options to purchase 5,840 shares of our common stock in October 2006 and 7,302 shares of our common stock in January 2008 from this option grant.

(8)    25% of the shares in this grant vested on December 31, 2007 and all remaining shares vest quarterly over the following three years.

(9)    25% of the shares in this grant vested on June 17, 2006 and all remaining shares vest quarterly over the following three years.

(10)    25% of the shares in this grant vested on September 25, 2007 and all remaining shares vest quarterly over the following three years.

Option exercises and stock vested

The following table sets forth certain information regarding the number of shares of restricted stock issued under the 2004 Option Plan that vested in 2007 and the corresponding amounts realized by the named executive officers. None of our named executive officers exercised options in 2007.

Option exercises and stock vested—2007

	Stock Awards
Name	Number of shares acquired on vesting	Value realized on vesting(1)

Douglas J. Shaw	158,182	$1,915,192
Jacqueline D. Arthur(2)	33,000	$350,955
John L. Seguin	39,545	$478,795
Janet M. Dunlap	—	$—
David L. McCarthy	52,727	$638,396

(1)    The value realized upon the vesting of shares of restricted stock was calculated by multiplying the number of shares vested by the difference between the closing market price per share on the date of vesting less the per share grant price. These shares are subject to the terms of the related Restricted Stock Agreements.

(2)    Ms. Arthur has resigned effective June 30, 2008.

Potential payments upon termination or change-in-control

Employment agreements

The employment agreements with our named executive officers provide certain benefits upon the termination of employment. If a named executive officer becomes disabled, he or she shall continue to receive his or her respective full base salary, less any disability pay or sick pay benefits to which he or she may be entitled under our other benefit policies, and employee benefits for a period of up to 12 months, with the exception of Ms. Dunlap who would be entitled to payments for up to six months. After 12 months, and with respect to Ms. Dunlap six months, we may terminate his or her employment.

Generally, if a named executive officer terminates his or her employment for good reason or we terminate his or her employment without cause, he or she is entitled to receive payment of any bonus or non-equity incentive plan award that he or she would have been entitled to receive had his or her employment not been terminated, pro rata for the number of days he or she was employed by us during the relevant period. If the named executive officer terminates his or her employment for good reason or we terminate his or her employment without cause, the named executive officer will receive 100% salary continuation for a period of, with respect to Messrs. Shaw, Seguin and McCarthy and Ms. Arthur, 12 months from the date of termination, and with respect to Ms. Dunlap, six months from the date of termination. On May 13, 2008, we announced the resignation of our Chief Financial Officer, Jacqueline D. Arthur, effective on June 30, 2008. Ms. Arthur’s resignation will not trigger any of the payments described in this section.

Cause is defined in the employment agreements as (i) any act of fraud, gross misconduct or harassment that materially and adversely affects us, (ii) any act of dishonesty, deceit or illegality, in any such case, materially and adversely affecting us, (iii) conviction or indictment (if the indictment has a material adverse effect on us) of a felony, or any misdemeanor involving moral turpitude, (iv) the commission of an act involving a violation of material procedures or policies of ours, (v) a material and sustained failure to perform the duties and responsibilities assigned or delegated under their respective employment agreement which failure continues for 30 days after written notice, (vi) gross negligence or willful misconduct that materially and adversely affects us or (vii) a material breach by the executive of any of the executive officers’ confidentiality or non-compete obligations.

Good reason is defined in the employment agreements as (i) a substantial adverse change in the nature or scope of responsibilities, authorities, powers, functions or duties under the respective employment agreement, (ii) a reduction in annual base salary, except for an across-the-board salary reduction similarly affecting all or substantially all management employees, (iii) a requirement by us that he or she be based anywhere other than a specified distance from Wilmington or Woburn, Massachusetts or (iv) the breach by us of any of our material obligations under the respective employment agreement, after notice and failure to cure such breach within 30 days.

Stock options and restricted stock

Stock option grants and restricted stock awards currently held by a named executive officer and which have been granted under our 2004 Option Plan or 2007 Option Plan do not accelerate upon termination of such named executive officers’ employment by us unless there has been a change-in-control.

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2004 Option Plan.    In the event of a merger, sale or dissolution, or a similar “sale event,” unless assumed or substituted by the successor entity, all stock options granted to our named executive officers under the 2004 Option Plan will terminate upon the effective time of such sale event following an exercise period. Restricted stock shall be treated as provided in the relevant award agreement. If an award is so assumed or continued or substituted and the named executive officer’s employment or service relationship with us terminates (i) within 12 months after such sale event and (ii) such termination is by us or a successor entity without cause or by the grantee for good reason, 50% of the unvested portion of the award shall automatically become vested.

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2007 Option Plan.    In the event of a merger, sale or dissolution, or a similar “sale event,” unless assumed or substituted by the successor entity, all stock options granted to a named executive officer under the 2007 Option Plan will automatically become fully exercisable, all other awards granted under the 2007 Option Plan will become fully vested and non-forfeitable and awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the administrator’s discretion. In addition, upon the effective time of any such sale event, after an exercise period, the 2007 Option Plan and all awards will terminate unless the parties to the transaction, in their discretion, provide for appropriate substitutions or assumptions of outstanding awards. Any award so assumed or continued or substituted shall be deemed vested and exercisable in full upon the date on which the named executive officer’s employment or service relationship with us terminates if such termination occurs (i) within 18 months after such sale event and (ii) such termination is by us or a successor entity without cause or by the grantee for good reason.

Under both the 2004 Option Plan and 2007 Option Plan, cause means the commission of any act by a grantee constituting financial dishonesty against us (which act would be chargeable as a crime under applicable law), any other act of dishonesty, fraud, intentional misrepresentation, moral turpitude, illegality or harassment which, as determined in good faith by our board of directors, would adversely affect us, the repeated failure to follow the directives of our chief executive officer or our board of directors or any material misconduct, violation of our policies or willful and deliberate non-performance of duty. Under the 2004 Option Plan, good reason means a substantial adverse change in the nature or scope of the employee’s responsibilities, authorities, powers, functions or duties, a reduction in the employee’s annual base salary except for across-the-board salary reductions similarly affecting all or substantially all management employees or the relocation of our offices at which the employee is principally employed to a location more than 75 miles from such offices. These definitions are, however, modified by any definition of cause or good reason contained in an executive officer’s employment agreement.

Payments upon a triggering event

The following table sets forth information regarding the amounts payable under employment agreements and the plans described above to the named executive officers by us if a termination by us without cause or termination by the named executive officers for good reason occurred, on December 31, 2007. These payments are the same regardless of whether the termination is by us without cause or by the executive for good reason, each as defined in the 2004 Option Plan.

Name	Base salary(1)	Continuation of group health plan benefits(2)	Non-equity incentive plan payments (3)	Equity incentive plan payments(4)	Total

Douglas J. Shaw	$250,000	$14,086	$90,625	$1,872,182	$2,226,893
Jacqueline D. Arthur(5)	$210,000	$13,951	$76,125	$654,089	$954,165
John L. Seguin	$225,000	$14,009	$81,563	$797,118	$1,117,690
Janet M. Dunlap	$102,300	$611	$74,168	$205,284	$382,363
David L. McCarthy	$192,400	$11,906	$20,000	$541,917	$766,223

(1)    All payments of base salary are payable in accordance with our usual payroll policies.

(2)    The calculation is based upon the coverage elected by the employee during their employment.

(3)    Assumes we met or exceeded 110% of our financial targets for 2007 for the company performance component and that the named executive officer earned their target amount for the individual component under the 2007 Executive Compensation Plan or the 2007 Sales Compensation Plan. The total target incentive compensation was 36.25% of the named executive officer’s base salary. The target amount under the 2007 Sales Compensation plan was two-thirds of the maximum payment. All amounts payable under the 2007 Executive Compensation Plan are payable in accordance with the regularly scheduled payments of the plan.

(4)     The following table sets forth information regarding the amounts payable under the plans described upon a change-in-control where the options are assumed or continued and the named executive officer’s employment is terminated by us without cause or by the executive for good reason, each as defined in the 2004 Option Plan, within 12 months of the change-in-control or upon a change-in-control.

(5)    Ms. Arthur has resigned effective June 30, 2008. Ms. Arthur’s resignation will not trigger any of the payments described in this section.

Name	Number of shares of options vesting due to change-in- control(A)	Value of options vesting due to change-in- control(B)	Number of shares of restricted stock vesting due to change-in- control(A)	Value of shares of restricted stock vesting due to change-in- control(B)	Total

Douglas J. Shaw	63,000	$672,569	79,091	$1,199,613	$1,872,182
Jacqueline D. Arthur(C)	34,611	$312,415	24,750	$341,674	$654,089
John L. Seguin	48,174	$497,226	19,772	$299,892	$797,118
Janet M. Dunlap	24,376	$205,284	0	$0	$205,284
David L. McCarthy	11,603	$142,056	26,363	$399,861	$541,917

(A)    This number represents only the vesting of 50% of shares or options to purchase our common stock that were unvested as of December 31, 2007.

(B)    For purposes of this table, the value of shares or options not vested has been calculated by taking the difference of the option exercise price set forth in the table entitled “Outstanding Equity Awards at Fiscal Year-End–2007,” and the closing price of a share of our common stock on the NASDAQ Global Market on December 31, 2007, or $15.17, multiplied by the number of shares or options to purchase our common stock vesting upon the change-in-control.

(C)    Ms. Arthur has resigned effective June 30, 2008. Ms. Arthur’s resignation will not trigger any of the payments described in this section.

Payment of all amounts following the termination of a named executive officer and continuation of any health care benefits, is subject to continuing obligations of the named executive officer to cooperate with us to enforce our intellectual property rights, comply with a one-year non-competition agreement, comply with a one-year non-solicitation and non-hire agreement and execute a general release in a form reasonably satisfactory to us. We have the right to cancel the termination benefits if the named executive officer fails to materially comply with any of these provisions or if he or she fails to materially comply with the confidentiality provisions of his or her employment agreement.

Finally, upon the death of a named executive officer, he or she will be entitled to any benefits that may be due under any life insurance policy of ours maintained similarly for all employees.

Director compensation

The following table sets forth a summary of the compensation we paid to our non-employee directors in 2007.

Director compensation table—2007

Name	Fees earned or paid in cash	Stock awards	Option awards	Total

Robert M. Givens	$50,083	$—	$—	$50,083
A. Bruce Johnston	$—	$—	$—	$—
Roger J. Heinen, Jr.(1)	$32,083	$—	$72,165	$104,248
Pamela F. Lenehan(1)	$36,583	$—	$72,165	$108,748
Jonathan W. Meeks	$—	$—	$—	$—
Peter J. Simone(2)	$55,583	$26,435	$—	$82,018

(1)    The director received an option grant on September 30, 2006 that vests quarterly over four years and becomes fully vested on September 30, 2010.

(2)    The director received a restricted stock award on March 26, 2006 that vests quarterly over four years and becomes fully vested on March 26, 2010.

Prior to the effectiveness of our initial public offering, we paid our non-employee directors $2,000, plus expenses, for each board meeting they attended in person, $500 for each board meeting they attended by phone, $500 for each committee meeting they attended in person, if it was held on the same day as a board meeting, $1,000, plus expenses, for each board committee meeting they attended in person, if it was held on a separate day from the board meeting, and $500 for each committee meeting they attended by phone, if it was held on a separate day from the board meeting. No additional compensation was paid to any of our employees who served as a director prior to our initial public offering.

Following the effectiveness of our initial public offering, directors who are also our employees receive no additional compensation for their service as directors. In 2007, each of our non-employee directors received cash compensation of $35,000 per year, prorated to reflect the portion of 2007 during which we were a public company. The chairman of the board received, in addition to the same cash compensation as the other non-employee directors, additional cash compensation of $25,000. Finally, the chairperson of each of the audit, compensation and nominating and corporate governance committees received additional cash compensation of $15,000, $10,000 and $10,000, respectively. All amounts were paid in equal quarterly installments. Non-employee directors continue to be reimbursed for reasonable expenses incurred in connection with attending board and committee meetings.

Beginning in 2008, we will compensate our directors with a combination of cash and stock. Each non-employee director will receive cash compensation of $35,000 per year, with an additional amount paid to the members of the audit, compensation and nominating and corporate governance committees of $10,000, $7,500, and $5,000, respectively. The chairperson of each of the audit, compensation and nominating and corporate governance committees will receive additional cash compensation of $7,500, $5,000, and $3,000, respectively. The chairman of the board shall receive, in addition to the same cash compensation as the other non-employee directors, additional cash compensation of $25,000. All amounts will be paid in equal quarterly installments. In addition to this cash compensation, any new director will receive, upon election to the board of directors, a grant of restricted stock with an aggregate value equal to $120,000 based upon the closing price of our common stock on the grant date. The grant will vest quarterly in equal installments over a four year period. Finally, each year, in connection with our annual meeting of stockholders, each director will receive a grant of shares of restricted stock with a value equal to $60,000 based upon the closing price of our common stock on the grant date. The annual grants will vest on the earlier of the first anniversary of the grant date and our next annual meeting of stockholders.

In addition, any person who is a director of the Company and who has served as a director for at least three years, shall be required to beneficially own a number of shares of our common stock with a value at least equal to $120,000. This measurement will be made annually by our compensation committee on such terms as the compensation committee shall determine, provided that the board of directors has specified that no unexercised options held by a director will be included in any such measurement of value.

Directors affiliated with TA Associates, including Messrs. Johnston and Meeks in 2007, have historically declined to receive board and committee meeting compensation, including equity compensation. It is anticipated that no board or committee fees will be paid, or equity awarded, to these directors through 2008.

Certain relationships and related party transactions

Policies and procedures with respect to related party transactions

All related party transactions are reviewed pursuant to our Related Person Transaction Approval Policy, and reported to and, if required, approved by, our board of directors or audit committee, as applicable. The term “related party transactions” refers to transactions required to be disclosed in our filings with the SEC pursuant to Item 404 of Regulation S-K.

Arrangements with TA Associates, D.B. Zwirn and certain officers

Acquisition of Agfa Monotype

Until November 2004, Agfa operated its font and printer driver business through Agfa Monotype. On November 5, 2004, through a series of transactions described in greater detail below, these assets were acquired by a new entity, Monotype Imaging, which was wholly-owned by TA Associates, D.B. Zwirn and certain of the former officers and employees of Agfa Monotype, for a total purchase price of $194.0 million (consisting of cash plus assumption of certain obligations).

Investments in holding company.    TA Associates, D.B. Zwirn and certain of our officers and employees purchased interests in IHC, the parent of Monotype Imaging, as set forth below.

•	TA Associates purchased 5,204,040 shares of convertible preferred stock for $52.0 million and 1,219,008 shares of common stock for approximately $3,000.

•	D.B. Zwirn purchased 250,000 shares of convertible preferred stock for $2.5 million and 68,300 shares of common stock for approximately $170.

•	Certain of our officers and employees purchased shares of convertible preferred stock and shares of common stock as further described below.

Reinvestment of transaction bonus paid to agfa employees.    Agfa Monotype was obligated to pay certain officers and employees of Agfa Monotype a Transaction Bonus in the event of, among other things, a sale by Agfa of all of the common stock of Agfa Monotype. These payments were distributed following the closing, a portion of which were used to purchase shares of IHC and to acquire the notes described below.

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Messrs. Shaw, Seguin, Burk, DeWitt, McCallum, McCarthy, Ms. Money and Messrs. Murphy and Givens received aggregate payments of approximately $5.4 million, $529,000, $1.3 million, $397,000, $397,000, $2.1 million, $397,000, $397,000 and $5.4 million, respectively.

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Messrs. Shaw, Seguin, Burk, DeWitt, McCallum, McCarthy, Ms. Money and Messrs. Murphy and Givens used approximately $780,000, $77,000, $193,000, $120,000, $90,000, $308,000, $58,000, $75,000 and $780,000, out of their respective Transaction Bonus payments to purchase 77,959, 7,668, 19,269, 12,000, 9,000, 30,770, 5,801, 7,500 and 77,959 shares of convertible preferred stock of IHC, respectively, and 17,680, 1,768, 4,352, 2,720, 2,040, 7,004, 1,292, 1,700 and 17,680 shares of common stock of IHC, respectively. Mr. Greve invested $15,000 of his 2004 payment under the LIC plus a portion of his bonus to purchase 1,500 shares of convertible preferred stock of IHC and 340 shares of common stock of IHC.

Subordinated notes guaranteed by IHC.    In connection with the acquisition, TA Associates, D.B. Zwirn and certain of the former officers and employees of Agfa Monotype loaned certain of our affiliates approximately $20.1 million, which was guaranteed by IHC, as set forth below. The subordinated note purchase agreement provided for the issuance of senior subordinated notes, due on May 6, 2010, which bore interest, compounded quarterly, on the unpaid principal amount at the rate of 12.00% per annum, payable in cash quarterly in arrears on May 15, August 15, November 15 and February 15 of each year, beginning February 15, 2005. The notes included a prepayment penalty if a voluntary redemption occurred prior to the maturity date.

•	TA Associates purchased senior subordinated notes with a principal amount of $17.8 million.

•	D.B. Zwirn purchased senior subordinated notes with a principal amount of $1.0 million.

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Messrs. Shaw, Seguin, Burk, DeWitt, Greve, McCallum, McCarthy, Ms. Money and Messrs. Murphy and Givens purchased senior subordinated notes with principal amounts of $260,000, $26,000, $64,000, $40,000, $5,000, $30,000, $103,000, $19,000, $25,000 and $260,000, respectively.

Rights of convertible preferred.    The convertible preferred stock purchased by TA Associates, D.B. Zwirn and certain of our officers and employees had the rights, preferences and other terms as set forth in the certificate of incorporation of IHC, as in effect at the time thereof, including rights to convert into redeemable preferred and common stock in connection with our initial public offering.

Other events.    In connection with the acquisition, Messrs. Johnston and Meeks, Managing Directors of TA Associates, became members of our board of directors.

On June 15, 2005, Ms. Arthur and her two sons purchased an aggregate of 19,405 shares of our convertible preferred stock at a purchase price of $15.46 per share. On June 17, 2005, Ms. Arthur purchased 132,000 shares of restricted common stock at a fair market value of $1.365 per share.

Recapitalization of IHC

In August 2005, IHC entered into a recapitalization transaction and debt refinancing, which resulted in Monotype Imaging Holdings Inc. becoming the parent of IHC. All of the holders of shares of common stock of IHC exchanged their shares for shares of our common stock and all of the holders of shares of preferred stock of IHC exchanged their shares for shares of our convertible preferred stock and certain grants and payments described below. We also assumed the 2004 Stock Option Plan.

Cash payments.    Holders of convertible preferred stock received cash payments in the aggregate amount of $48.3 million, which reduced the aggregate liquidation preference of the shares of preferred stock from $10.00 to $1.74 per share.

•	TA Associates received a cash payment in the amount of $43.0 million.

•	D.B. Zwirn received a cash payment in the amount of $2.1 million.

•

Messrs. Shaw, Seguin, Burk, DeWitt, Greve, McCallum, McCarthy, Ms. Money and Messrs. Murphy and Givens received cash payments in the amount of approximately $644,000, $63,000, $159,000, $99,000, $12,000, $74,000, $254,000, $48,000, $62,000 and $644,000, respectively. Ms. Arthur also received cash payments in the amount of $102,000, and each of her two sons received payments of $29,000.

Options and restricted stock.    Additional options and restricted stock were granted and issued, respectively, to each person who held options and restricted stock at the time of the transfer of the 2004 Stock Option Plan to Monotype.

•

Messrs. Shaw, Seguin, Burk, DeWitt, Greve, McCarthy, Ms. Money and Messrs. Murphy and Givens received options to purchase 112,000, 35,080, 14,000, 11,668, 7,000, 37,332, 7,000, 10,620 and 70,000 shares of common stock of Monotype, respectively.

•	Mr. McCallum received 11,668 shares of restricted stock of Monotype.

•	Ms. Arthur and Mr. Martin received options to purchase 23,364 and 21,240 shares of common stock of Monotype, respectively.

As part of the recapitalization, we refinanced our First and Second Lien Credit Facilities and borrowed additional amounts from our existing lenders as further described below. A portion of the proceeds was used to retire the subordinated notes issued to TA Associates, D.B. Zwirn and certain of our officers and employees issued in connection with the acquisition of Monotype, at their face amount plus accrued and unpaid interest, plus a pre-payment premium equal to 6% of the face amount, as follows:

•	TA Associates received a total cash payment of $19.2 million.

•	D.B. Zwirn received a total cash payment of $1.1 million.

•

Messrs. Shaw, Seguin, Burk, DeWitt, Greve, McCallum, McCarthy, Ms. Money and Messrs. Murphy and Givens received total cash payments in the amount of $280,000, $28,000, $69,000, $43,000, $5,000, $32,000, $111,000, $20,000, $27,000 and $280,000, respectively.

Arrangements with D.B. Zwirn and Wells Fargo

In connection with the acquisition of Agfa Monotype described above, we entered into a First Lien Credit Facility arranged by Wells Fargo Foothill, Inc. and a Second Lien Credit Facility arranged by D.B. Zwirn. The term loans under these credit facilities were amended in August 2005 to increase the borrowings permitted from $75 million to $100 million under the First Lien Credit Facility and from $40.0 million to $65.0 million under the Second Lien Credit Facility in connection with the recapitalization and to retire the subordinated notes. The terms of these facilities were amended again in July 2006, in connection with the acquisition of China Type Design and Linotype, to increase the term loans from $100 million to $140.0 million under the First Lien Credit Facility and from $65.0 million to $70.0 million under the Second Lien Credit Facility, and to increase the $5.0 million revolving line-of-credit under the First Lien Credit Facility to $10.0 million. In May 2007, we amended our credit facilities to define Adjusted EBITDA as consolidated net earnings (or loss), plus net interest expense, income taxes, depreciation, amortization and share based compensation. Concurrently with our initial public offering, we amended and restated our First Lien Credit Facility to provide for borrowings of a maximum aggregate amount of $160.0 million. This consisted of a term loan of $140.0 million and a revolving credit facility of up to $20.0 million. We used a portion of the proceeds we received in our initial public offering to repay the $70 million term loan under the Second Lien Credit Facility.

Our Amended and Restated Credit Agreement provides for monthly principal payments of approximately $1.2 million throughout the term of the facility, which expires in July 2012. The Amended and Restated Credit Agreement provides for an additional annual mandatory principal payment based on excess cash flow, as defined by the agreement, which must be paid within five days of the delivery of our audited financial statements. The next 12 scheduled monthly payments are reduced ratably by an aggregate of 50% of this additional payment.

Interest rates on borrowings under the Amended and Restated Credit Agreement bear interest at either (i) the prime rate plus 1.25%, as defined by the credit agreement, or (ii) LIBOR plus 2.75%, payable monthly. As of December 31, 2007, the blended interest rate on the First Lien Credit Facility was 7.75%. The Amended and Restated Credit Agreement is secured by substantially all of our assets and places limitations on indebtedness, liens, dividends and distributions, asset sales, transactions with affiliates and acquisitions and conduct of business, all as defined in the agreements. In addition, the Amended and Restated Credit Agreement provides that we maintain a maximum leverage ratio. The leverage ratio is defined as the ratio of aggregate outstanding indebtedness to trailing 12 months Adjusted EBITDA. Adjusted EBITDA is defined as consolidated net earnings (or loss), plus net interest expenses, income taxes, depreciation and amortization and share based compensation expenses. As of December 31, 2007, the maximum leverage ratio permitted was 4.00:1.00 and our leverage ratio was 2.74:1.00. The maximum leverage ratio decreases by 0.25 each quarter beginning from April 1, 2008 through December 31, 2008, and by 0.50 for the quarter ending March 31, 2009.

Stockholders agreement

In connection with the acquisition of Monotype described above, we entered into the stockholders agreement on November 5, 2004, with TA Associates and D.B. Zwirn. Messrs. Shaw, Seguin, Burk, DeWitt, Greve, McCallum, McCarthy, Ms. Money and Messrs. Murphy and Givens, all of whom are current or former directors or executive officers, joined the agreement by executing employee investment agreements dated as of November 5, 2004 and Ms. Arthur, as well as her two sons, joined the agreement by executing an employee investment agreement dated as of June 15, 2005. The purpose of the stockholders agreement is to govern the relationship among the parties to the agreement. The stockholders agreement provides, among other things, the terms on which our securities held by these stockholders are to be transferred and voted. The stockholders agreement contains customary transfer restrictions, rights of first refusal and co-sale, drag-along, preemptive rights and voting obligations. These provisions, as well as most other provisions, of the stockholders agreement terminated upon the closing of our initial public offering. However, there are two material provisions of the stockholders agreement that survived the closing of our initial public offering. The surviving provisions include our covenant to indemnify TA Associates and D.B. Zwirn, including their associated investment funds, subject to exceptions, for damages, expenses or losses arising out of, based upon or by reason of any breach of a covenant or agreement made by us in the stockholders agreement, any third party or governmental claims relating to their status as a security holder, creditor, director, agent, representative or controlling person of us, or otherwise relating to their involvement with us. This covenant continues until the expiration of the applicable statute of limitations. Lastly, we have covenanted to obtain and maintain directors’ and officers’ liability insurance coverage of at least $5.0 million per occurrence, covering, among other things, violations of federal or state securities laws. We were required to increase the coverage to at least $15.0 million per occurrence in connection with our initial public offering, and this covenant survived the closing of our initial public offering and will continue to survive for so long as any person affiliated with TA Associates is a member of our board of directors.

Registration rights agreement

In connection with the acquisition of Monotype described above, we entered into a registration rights agreement, dated as of November 5, 2004, with investment funds affiliated with TA Associates and an investment fund affiliated with D.B. Zwirn. Messrs. Shaw, Seguin, Burk, DeWitt, Greve, McCallum, McCarthy, Ms. Money and Messrs. Murphy and Givens, all of whom are current or former directors or executive officers, joined the agreement by executing employee investment agreements dated as of November 5, 2004 and Ms. Arthur, as well as her two sons, joined the agreement by executing an employee investment agreement dated as of June 15, 2005. Under certain circumstances these stockholders are entitled to require us to register their shares of common stock under the securities laws for resale. See “Description of Capital Stock—Registration Rights.” Certain provisions of our registration rights agreement were waived in connection with this offering to permit D.B. Zwirn and TA Associates to sell shares without the participation of the directors and executive officers.

Indemnification and employment agreements

We have agreed to indemnify our directors and certain of our executive officers in certain circumstances. See “Management—Limitation of Liability and Indemnification.” We have also entered into employment agreements and non-competition agreements with our executive officers. See “Management—Agreements with Executive Officers.”

Certain transactions related to our initial public offering

Upon the closing of our initial public offering in July 2007, we immediately repaid approximately $9.7 million to investment funds affiliated with TA Associates, Inc. and our other preferred stockholders, including Messrs. Givens and Shaw, Ms. Arthur, Messrs. Seguin, Dewitt, Greve, McCallum, McCarthy, Ms. Money and Mr. Murphy, each a director/officer of the Company, to redeem all of the shares of redeemable preferred stock that were issued and outstanding immediately following the conversion of our convertible preferred stock. The conversion of the convertible preferred stock occurred upon the closing of the initial public offering. Investment funds affiliated with TA Associates, Inc. received approximately $8.6 million of the $9.7 million upon the redemption of the redeemable preferred stock. Messrs. Givens and Shaw, Ms. Arthur, Messrs. Seguin, Dewitt, Greve, McCallum, McCarthy, Ms. Money and Mr. Murphy received approximately $128,866, $128,866, $20,314, $12,675, $19,836, $2,480, $14,877, $50,863, $9,589 and $12,398, respectively, upon the redemption of the redeemable preferred stock.

Principal and selling stockholders

The following table sets forth information with respect to the beneficial ownership of our common stock, as of May 7, 2008, the most recent practicable date, and as adjusted to reflect the sale of common stock offered by the selling stockholders in this offering, for:

•	each beneficial owner of more than 5% of our outstanding common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of May 7, 2008 are deemed outstanding but are not deemed outstanding for computing the percentage ownership of any other person. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Percentage ownership calculations are based on 34,313,833 shares outstanding as of May 7, 2008.

The selling stockholders have granted the underwriters an option, exercisable not later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 900,000 shares in connection with this offering. Information in the following table assumes that the underwriters do not exercise this option.

Name and address of beneficial owner(1)	Beneficial ownership prior to offering			Beneficial ownership after offering
	Shares beneficially owned	Percentage	Shares being offered	Shares beneficially owned	Percentage

TA Associates Funds(2)	17,137,186	49.9%	5,235,200	11,901,986	34.7%
D.B. Zwirn Special Opportunities Fund, L.P.(3)	764,800	2.2	764,800	—	—
Douglas J. Shaw(4)	940,984	2.7	—	940,984	2.7
Jacqueline D. Arthur(5)	230,044	*	—	230,044	*
John L. Seguin(6)	250,986	*	—	250,986	*
Janet M. Dunlap(7)	29,998	*	—	29,998	*
David L. McCarthy(8)	320,029	*	—	320,029	*
Robert M. Givens(9)	663,352	1.9	—	663,352	1.9
A. Bruce Johnston(10)	17,137,186	49.9	5,235,200	11,901,986	34.7
Roger J. Heinen, Jr.(11)	26,250	*	—	26,250	*
Pamela F. Lenehan(12)	26,250	*	—	26,250	*
Jonathan W. Meeks(13)	17,137,186	49.9	5,235,200	11,901,986	34.7
Peter J. Simone(14)	49,632	*	—	49,632	*
All executive officers and directors as a group (20 persons)(15)	20,221,188	58.9%		14,985,988	43.7%

*      Represents less than 1% of the outstanding shares of common stock.

(1)    Except as otherwise indicated, addresses are c/o Monotype Imaging Holdings Inc., 500 Unicorn Park Drive, Woburn, MA 01801. The address of TA Associates and Messrs. Johnston and Meeks is c/o TA Associates, Inc., John Hancock Tower, 56th Floor, 200 Clarendon Street, Boston, MA 02116. The address of D.B. Zwirn Special Opportunities Fund, L.P. is D.B. Zwirn & Co., L.P., 745 Fifth Avenue, 18th Floor, New York, NY 10151.

(2)    The amount shown reflects the aggregate number of shares of common stock held by TA IX L.P., TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA Investors II, L.P. and TA Subordinated Debt Fund, L.P. (collectively, the “TA Associates Funds”).

Investment and voting control of the TA Associates Funds is held by TA Associates, Inc. No stockholder, director or officer of TA Associates, Inc. has voting or investment power with respect to our shares of common stock held by the TA Associates Funds. Voting and investment power with respect to such shares is vested in a four-person investment committee consisting of the following employees of TA Associates: Messrs. A. Bruce Johnston, Roger B. Kafker, C. Kevin Landry and Jonathan W. Meeks. Mr. Johnston is a Managing Director of TA Associates, Inc., the manager of the general partner of TA IX L.P. and TA Subordinated Debt Fund L.P., the general partner of the general partner of TA/Atlantic and Pacific IV, L.P., TA Strategic Partners Fund A L.P. and TA Strategic Partners Fund B L.P., and the general partner of TA Investors II, L.P.

(3)    Investment and voting control of D.B. Zwirn Special Opportunities Fund, L.P. is held by its manager, D.B. Zwirn & Co., L.P., a Delaware limited partnership. The general partner of D.B. Zwirn & Co., L.P. is DBZ GP, LLC, a Delaware limited liability company. The managing member of DBZ GP, LLC is Zwirn Holdings, LLC, a Delaware limited liability company. Daniel B. Zwirn is the managing member of Zwirn Holdings, LLC. Each of DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn may be deemed to share voting and investment power with respect to the shares held by D.B. Zwirn Special Opportunities Fund, L.P. Each of D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn disclaims beneficial ownership of shares of common stock of the Company owned by D.B. Zwirn Special Opportunities Fund, L.P.

(4)    The amount shown includes 118,637 shares of restricted stock and 126,000 shares subject to options that are immediately exercisable or exercisable within 60 days of May 7, 2008.

(5)    The amount shown includes 41,250 shares of restricted stock and 38,420 shares subject to options that are immediately exercisable or exercisable within 60 days of May 7, 2008. Also includes 23,784 shares of our common stock held by Andrew and Russell Young, Ms. Arthur’s sons, over which she has voting or investment power. Ms. Arthur has resigned effective June 30, 2008.

(6)    The amount shown includes 29,659 shares of restricted stock and 96,117 shares subject to options that are immediately exercisable or exercisable within 60 days of May 7, 2008.

(7)    The amount shown includes 29,998 shares subject to options that are immediately exercisable or exercisable within 60 days of May 7, 2008.

(8)    The amount shown includes 39,546 shares of restricted stock and 30,040 shares subject to options that are immediately exercisable or exercisable within 60 days of May 7, 2008.

(9)    The amount shown includes 70,000 shares subject to options that are immediately exercisable or exercisable within 60 days of May 7, 2008.

(10)    Mr. Johnston is a Managing Director of TA Associates and may be considered to have beneficial ownership of TA Associates’ interest in us. Mr. Johnston disclaims beneficial ownership of all such shares. See Note 2 above.

(11)    The amount shown includes 26,250 shares subject to options that are immediately exercisable or exercisable within 60 days of May 7, 2008.

(12)    The amount shown includes 26,250 shares subject to options that are immediately exercisable or exercisable within 60 days of May 7, 2008.

(13)    Mr. Meeks is a Managing Director of TA Associates and may be considered to have beneficial ownership of TA Associates’ interest in us. Mr. Meeks disclaims beneficial ownership of all such shares. See Note 2 above.

(14)    The amount shown includes 30,000 shares of restricted stock.

(15)    The amount shown includes the beneficial ownership of Messrs. Shaw, Seguin and McCarthy and Mses. Arthur and Dunlap, Messrs. Braverman, DeWitt, Greve, Martin, Roberts, McCallum, Murphy and Wildenberg and Ms. Money, and Messrs. Givens, Johnston, Meeks, Heinen and Simone and Ms. Lenehan. The amount shown includes 331,403 shares of restricted stock and 626,709 shares subject to options that are immediately exercisable or exercisable within 60 days of May 7, 2008.

Description of capital stock

General

Our authorized capital stock consists of 250 million shares of common stock, par value $0.001 per share, and 10 million shares of undesignated preferred stock, par value $0.001 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws, and to the applicable provisions of the Delaware General Corporation Law. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.

As of May 7, 2008, we had 34,313,833 shares of our common stock outstanding held by 106 stockholders of record, no shares of our undesignated preferred stock outstanding, and outstanding options to purchase 3,210,132 shares of our common stock under our stock option plans, 1,058,585 of which were vested.

Common stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of any outstanding preferred stock.

In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

Preferred stock

Our board of directors is authorized, without action by the stockholders, to designate and issue up to 10 million shares of preferred stock in one or more series. Our board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change-in-control and could harm the market price of our common stock.

Our board of directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders. We have no current plans to issue any shares of preferred stock.

Registration rights

We entered into a registration rights agreement, dated as of November 5, 2004, with investment funds affiliated with TA Associates and an investment fund affiliated with D.B. Zwirn. Messrs. Givens, Burk, Shaw, Seguin, McCarthy, DeWitt and Greve, Ms. Money and Messrs. McCallum and Murphy, all of whom are current or former directors or executive officers, joined the agreement by executing employee investment agreements dated as of November 5, 2004. Subject to the terms of this agreement, holders of shares having registration rights, or registrable securities, can demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing.

Demand registration rights.    At any time subject to certain exceptions, the holders of two-thirds of the then outstanding registrable securities have the right to demand that we file a registration statement covering the offering and sale of their shares of our common stock that are subject to the registration rights agreement, provided, however, that we are not obligated to cause the registration statement to become effective prior to the date which is six months following the effective date of this offering. We are not obligated to file a registration statement on more than three occasions upon the request of the holders of two-thirds of registrable securities.

Form S-3 registration rights.    If we are eligible to file a registration statement on Form S-3, investor parties to the agreement holding registrable securities anticipated to have an aggregate sale price (net of underwriting discounts and commissions, if any) in excess of $500,000 shall have the right, on one or more occasions, to request registration on Form S-3 of the sale of the registrable securities held by the requesting investor.

We have the ability to delay the filing of a registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement, if our board of directors deems it advisable to delay such filing or if we are in possession of material nonpublic information that would be in our best interests not to disclose. Such postponements cannot exceed 90 days during any 12 month period.

Piggyback registration rights.    All parties to the registration rights agreement have piggyback registration rights. Under these provisions, if we register any securities for public sale, including pursuant to any stockholder initiated demand registration, these stockholders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, and piggyback registration rights are also subject to the priority rights of stockholders having demand registration rights in any demand registration. Certain provisions of the registration rights agreement were waived in connection with this offering to permit TA Associates and D.B. Zwirn to sell shares in the offering without the participation of the other parties to the agreement.

Expenses of registration.    We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration.

Indemnification.    The registration rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of registration rights.    The registration rights granted under the registration rights agreement have no expiration date.

Certain anti-takeover provisions of our certificate of incorporation and by-laws

Our certificate of incorporation and by-laws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies.    In accordance with our certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No written consent of stockholders.    Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of stockholders.    Our certificate of incorporation and by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements.    Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.

Amendment to certificate of incorporation and by-laws.    As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock.    Our certificate of incorporation provides for 10 million authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change-in-control.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, or Section 203. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers and employee stock plans, in some instances; or

•

at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interest stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

NASDAQ Global Select Market listing

Our common stock is listed on the NASDAQ Global Select Market under the trading symbol “TYPE.”

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Shares eligible for future sale

Upon completion of this offering, we will have outstanding an aggregate of 34,313,833 shares of common stock, assuming no exercise of options after May 7, 2008. Of these shares, the 12,059,427 shares sold in our initial public offering and the 6,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Future sales of substantial amounts of common stock in the public market (pursuant to Rule 144 under the Securities Act or otherwise), including shares issued upon exercise of outstanding options, or the perception that such sales may occur, could adversely affect the market price of our common stock. Except for those shares of our common stock subject to the lock-up agreements described below, we believe that almost all of the remaining shares are freely tradeable without restriction or further registration under the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

Employee benefit plans

As of May 7, 2008, there were a total of 3,210,132 shares of common stock subject to outstanding options under our option plan. We have filed a registration statement with the SEC covering the shares of common stock reserved for issuance under our 2004 Option Plan and 2007 Option Plan. As a result, subject to vesting provisions, when awards under these stock incentive plans are exercised, the resulting shares will be freely tradable under the Securities Act, except that shares purchased by “affiliates,” as that term is defined in Rule 144 under the Securities Act, would be subject to the limitations and restrictions that are described below.

Lock-up agreements

In connection with this offering, we, our executive officers, our directors and any stockholder who is selling shares in this offering will enter into 90-day lock-up agreements with the underwriters of this offering under which neither we nor they may, for a period of 90 days after the date of this prospectus, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock without the prior written consent of the underwriters, subject to customary exceptions and any sales pursuant to a trading plan that was in place prior to the date of the applicable lock-up agreement and which complies with Rule 10b5-1 under the Exchange Act. See “Underwriting.”

Rule 144

In general, under Rule 144, as amended, a person who is one of our affiliates and who has beneficially owned shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 343,138 shares immediately after the completion of this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. For a person who has not been deemed to have been one of our affiliates at any time during the 90 days preceding a sale, sales of our securities held longer than six months, but less than one year, will be subject only to the current public information requirement.

A person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before July 24, 2007, or who purchased shares from us after that date upon the exercise of options granted before that date, is entitled to sell such shares in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

Registration rights

Upon completion of this offering, the holders of up to 20,169,701 shares of our common stock have certain rights with respect to the registration of such shares under the Securities Act. See “Description of Capital Stock—Registration Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable.

Material United States federal tax

considerations for non-U.S. holders

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a “non-U.S. holder.” A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	foreign corporation; or

•	foreign estate or trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. A “non-U.S. holder” also does not include a person that owns, or has owned, actually or constructively, more than 5% of our common stock. Persons described in this paragraph are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed under “Dividend Policy” above, we do not expect to pay dividends in the foreseeable future. In the event that we do pay dividends, dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN (or other applicable form) certifying its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on disposition of common stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise; or

•

our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs, and we have been a U.S. real property holding corporation at any time within the non-U.S. holder’s holding period or the five-year period preceding the disposition, whichever is shorter.

We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

Information reporting requirements and backup withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s United States federal income tax liability and may entitle such holder to a refund provided that the required information is furnished to the Internal Revenue Service.

Federal estate tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

Underwriting

The selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Banc of America Securities LLC are acting as joint book running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.
Banc of America Securities LLC
William Blair & Company, LLC
Canaccord Adams Inc.
Jefferies & Company, Inc.
Needham & Company, LLC

Total

The underwriters are committed to purchase all the shares of common stock offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the public offering price. After the offering of the shares, the public offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to purchase up to 900,000 additional shares of common stock from one of the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling stockholders per share of common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over- allotment exercise	With full over- allotment exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed with limited exceptions that we will not offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, without the prior written consent of J.P. Morgan Securities Inc. and Banc of America Securities LLC for a period of 90 days after the date of this prospectus. These restrictions are subject to customary exceptions and any sales pursuant to a trading plan that was in place prior to the date of the applicable lock-up agreement and which complies with Rule 10b5-1 under the Exchange Act. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our Company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

All our directors and executive officers and all our selling stockholders have entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc. and Banc of America Securities LLC, (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock that may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. These restrictions are subject to customary exceptions and do not apply to any sales pursuant to certain trading plans which comply with Rule 10b5-1 under the Exchange Act. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our Company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “TYPE.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Stock Market, in the over the counter market or otherwise.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they may receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans.

Selling restrictions

European economic area

In relation to each Member State of the European Economic Area (“EEA”) which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of shares of common stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time, with effect from and including the Relevant Implementation Date:

(a)    to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)    to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)    to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)    in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by the company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France

This Offering Memorandum has not been prepared in the context of a public offering of securities in France (appel public à l’épargne) within the meaning of Article L.411-1 and seq. of the French Code monétaire et financier and Articles 211-1 and seq. of the Autorité des marchés financiers (“AMF”) regulations and has therefore not been submitted to the AMF for prior approval or otherwise. The shares of common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France and neither this Offering Memorandum nor any other offering material relating to the securities has been distributed or caused to be distributed or will be distributed or caused to be distributed to the public in

France, except only to persons licensed to provide the investment service of portfolio management for the account of third parties and/or to “qualified investors” (as defined in Article L.411-2, D.411-1 and D.411-2 of the French Code monétaire et financier) and/or to a limited circle of investors (as defined in Article L.411-2, D.411-4 of the French Code monétaire et financier) on the condition that no such

Offering Memorandum nor any other offering material relating to the securities shall be delivered by them to any person nor reproduced (in whole or in part). Such “qualified investors” are notified that they must act in that connection for their own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-4 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and in particular those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.412-1 and L.621-8 and seq. of the French Code monétaire et financier).

Italy

The offering of the shares of common stock has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”), in accordance with Italian securities legislation. Accordingly, the shares of common stock may not be offered or sold, and copies of this offering document or any other document relating to the shares of common stock may not be distributed in Italy except to Qualified Investors, as defined in Article 2, paragraph 2, letter e), (i), (ii) and (iii) of EU Directive 2003/71/EC or in any other circumstance where an express exemption to comply with public offering restrictions provided by Legislative Decree no. 58 of February 24, 1998 (the “Consolidated Financial Act”) or CONSOB Regulation no. 11971 of May 14, 1999, as amended (the “Issuers’ Regulation”) applies, including those provided for under Article 100 of the Finance Law and Article 33 of the Issuers Regulation, and provided, however, that any such offer or sale of the shares of common stock or distribution of copies of this offering document or any other document relating to the shares of common stock in Italy must (i) be made in accordance with all applicable Italian laws and regulations, (ii) be conducted in accordance with any relevant limitations or procedural requirements that CONSOB may impose upon the offer or sale of the shares of common stock, and (iii) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of Legislative Decree no. 385 of September 1, 1993, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Consolidated Financial Act and the relevant implementing regulations; or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Act, in each case acting in compliance with all applicable laws and regulations.

Any investor purchasing the shares of common stock in the offering is solely responsible for ensuring that any offer or resale of the shares of common stock it purchased in the offering occurs in compliance with applicable laws and regulations.

The prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree no. 385 of September 1, 1993 and Article 33, first paragraph, of the Issuers’ Regulation, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, and the provisions under the heading “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

United Kingdom

This Offering Document has been prepared on the basis that all offers of shares of common stock will be made pursuant to an exemption under the Prospectus Directive, as implemented in Member States of the EEA, from the requirement to produce a prospectus for offers of shares of common stock. Accordingly any person making or intending to make any offer within the EEA of shares of common stock which are the subject of the placement contemplated in this Offering Document should only do so in circumstances in which no obligation arises for the Issuer or any of the Underwriters to produce a prospectus for such offer. Neither the Issuer nor the Underwriters have authorized, nor do they authorize, the making of any offer of shares of common stock through any financial intermediary, other than offers made by the Underwriters which constitute the final placement of shares of common stock contemplated in this Offering Document.

Each underwriter:

(a)    has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(b)    has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

This Offering Document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares of common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Legal matters

Goodwin Procter LLP, Boston, Massachusetts, has passed upon the validity of the shares of common stock offered hereby. Certain partners of Goodwin Procter LLP are limited partners of investment partnerships which are affiliated with TA Associates and are stockholders of Monotype. Davis Polk & Wardwell, Menlo Park, California, is representing the underwriters in this offering.

Experts

The consolidated financial statements of Monotype Imaging Holdings Inc. at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 (File Number 333-150034) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We also file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

Monotype Imaging Holdings Inc.

Index to consolidated financial statements

Unaudited Financial Statements
Condensed Consolidated Balance Sheets as of March 31, 2008 and December 31, 2007	F-1
Condensed Consolidated Statements of Operations for the three months ended March 31, 2008 and 2007	F-2
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2008 and 2007	F-3
Notes to Condensed Consolidated Financial Statements	F-4

Audited Financial Statements
Report of Independent Registered Public Accounting Firm	FF-1
Consolidated Balance Sheets as of December 31, 2007 and 2006	FF-2
Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005	FF-3
Consolidated Statements of Convertible Redeemable Preferred Stock, Redeemable Preferred Stock and Stockholders’ Equity (Deficit) for the years ended December 31, 2007, 2006 and 2005	FF-4
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005	FF-6
Notes to Consolidated Financial Statements	FF-8

F-i

Monotype Imaging Holdings Inc.

Condensed consolidated balance sheets

(unaudited and in thousands, except share and per share data)

	March 31, 2008	December 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$27,802	$19,584
Accounts receivable, net of allowance for doubtful accounts of $212 at March 31, 2008 and $177 at December 31, 2007	6,064	4,459
Income tax refunds receivable	328	1,391
Deferred income taxes	1,506	1,506
Prepaid expense and other current assets	2,040	1,156

Total current assets	37,740	28,096
Property and equipment, net	2,421	2,290
Goodwill	145,375	141,346
Intangible assets, net	101,109	102,446
Investment in interest rate cap	32	1
Prepaid royalties	311	315
Other assets	1,879	1,852

Total assets	$288,867	$276,346

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$931	$1,845
Accrued expenses	10,385	13,116
Accrued income taxes	2,331	2,687
Deferred revenue	14,826	4,652
Current portion of long-term debt	17,727	18,582

Total current liabilities	46,200	40,882
Long-term debt, less current portion	110,365	112,818
Deferred revenue, net of current portion	1,179	241
Deferred income taxes	17,928	15,567
Reserve for income taxes, net of current portion	1,149	1,387
Other long-term liability	233	245
Accrued pension benefits	3,541	3,199
Commitments and contingencies (Note 15)
Stockholders’ equity:
Preferred stock, $0.001 par value, Authorized shares: 10,000,000; Issued and outstanding: none	—	—
Common stock, $0.001 par value, Authorized shares: 250,000,000; Issued and outstanding: 34,309,761 at March 31, 2008 and 34,262,941 at December 31, 2007.	34	34
Additional paid-in capital	139,098	138,219
Treasury stock, at cost, 53,194 shares	(41)	(41)
Accumulated deficit	(35,140)	(38,826)
Accumulated other comprehensive income	4,321	2,621

Total stockholders’ equity	108,272	102,007

Total liabilities and stockholders’ equity	$288,867	$276,346

The accompanying notes are an integral part of these condensed consolidated financial statements.

Monotype Imaging Holdings Inc.

Condensed consolidated statements of operations

(unaudited and in thousands, except share and per share data)

	Three Months Ended March 31,
	2008	2007
Revenue	$27,343	$25,710
Costs and expenses:
Cost of revenue	2,701	2,747
Cost of revenue—amortization of acquired technology	849	844
Marketing and selling	5,428	4,531
Research and development	4,287	4,049
General and administrative	5,170	3,536
Amortization of other intangible assets	1,806	1,779

Total costs and expenses	20,241	17,486
Income from operations	7,102	8,224
Other (income) expense:
Interest expense	2,565	5,344
Interest income	(53)	(21)
Gain on foreign exchange	(2,244)	(140)
Loss on interest rate caps	14	259
Other income, net	(5)	(246)

Total other expense	277	5,196
Income before provision for income taxes	6,825	3,028
Provision for income taxes	3,139	1,448

Net income	$3,686	$1,580

Net income (loss) available to common stockholders	$3,686	$(12,126)

Net income (loss) per common share:
Basic	$0.11	$(4.35)
Diluted	$0.10	$(4.35)
Weighted average number of shares:
Basic	33,516,729	2,786,916
Diluted	35,406,054	2,786,916

The accompanying notes are an integral part of these condensed consolidated financial statements.

Monotype Imaging Holdings Inc.

Condensed consolidated statements of cash flows

(unaudited and in thousands)

	Three Months Ended March 31,
	2008	2007

Cash flows from operating activities
Net income	$3,686	$1,580
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,940	2,857
Amortization of deferred financing costs and debt discount	198	265
Share based compensation	688	382
Provision for doubtful accounts	57	—
Deferred income taxes	876	1,351
Unrealized currency gain on foreign denominated intercompany transactions	(2,608)	(255)
Unrealized (gain) loss on interest rate caps	(31)	13
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(1,451)	(6,000)
Prepaid expenses and other assets	(167)	(1,729)
Accounts payable	(993)	(647)
Accrued income taxes	404	—
Accrued expenses and other liabilities	(3,025)	(4,408)
Deferred revenue	10,371	7,168

Net cash provided by operating activities	10,945	577

Cash flows from investing activities
Purchases of property and equipment	(311)	(194)
Acquisitions, net of cash acquired	—	(9)

Net cash used in investing activities	(311)	(203)

Cash flows from financing activities
Purchase of interest rate cap	(45)	—
Proceeds from issuance of debt, net of issuance costs	—	(60)
Payments on long-term debt	(3,505)	(2,374)
Excess tax benefit on stock options	38	—
Proceeds from exercises of common stock options	135	3

Net cash used in financing activities	(3,377)	(2,431)
Effect of exchange rates on cash and cash equivalents	961	355

Increase (decrease) in cash and cash equivalents	8,218	(1,702)
Cash and cash equivalents at beginning of period	19,584	8,540

Cash and cash equivalents at end of period	$27,802	$6,838

The accompanying notes are an integral part of these financial statements.

Monotype Imaging Holdings Inc.

Notes to unaudited condensed consolidated financial statements

March 31, 2008

1.	Nature of the Business

Monotype Imaging Holdings Inc. (the “Company” or “we”) is a leading global provider of text imaging solutions. The Company’s technologies and fonts enable the display and printing of high quality digital text. The Company’s technologies and fonts have been widely deployed across a range of consumer electronic (“CE”) devices, including laser printers, digital copiers, mobile phones, digital televisions, set-top boxes and digital cameras, as well as in numerous software applications and operating systems. The Company licenses its text imaging solutions to CE device manufacturers, independent software vendors and creative and business professionals. The Company is headquartered in Woburn, Massachusetts. The Company operates in one business segment: the development, marketing and licensing of technologies and fonts. The Company also maintains various offices worldwide for selling and marketing, research and development and administration. The Company conducts its operations through two domestic operating subsidiaries, Monotype Imaging Inc. and International Typeface Corporation, and four foreign operating subsidiaries, China Type Design Limited (“China Type Design”), Monotype Imaging KK, Monotype Imaging Ltd. and Linotype GmbH (“Linotype”).

Initial Public Offering

We completed our initial public offering on July 30, 2007, issuing 6.5 million shares of our common stock at a price of $12.00 per share. After underwriter’s commissions and other costs and expenses, we received net proceeds of approximately $67.2 million. The following events occurred in connection with the initial public offering:

•

5,840,354 shares of convertible redeemable preferred stock held by certain investors were converted into 23,361,416 shares of common stock and 5,840,354 shares of redeemable preferred stock. The conversion resulted in approximately $64.6 million being reclassified to the capital accounts of the Company, and approximately $9.7 million being reclassified to redeemable preferred stock. We used approximately $9.7 million in proceeds from the initial public offering to redeem all of the shares of redeemable preferred stock at its stated redemption price of $1.653 per share.

•

We amended and restated our First Lien Credit Facility which increased our borrowings thereunder to $140.0 million from $128.4 million and increased the maximum available under our revolving line-of-credit to $20 million from $10 million. In connection with this amendment and restatement, we paid a fee of $0.7 million.

•

We used the proceeds from the offering, net proceeds from the amendment to our First Lien Credit Facility and cash on hand, to pay in full the outstanding borrowings under our Second Lien Credit Facility of $70.0 million, plus a $1.4 million prepayment penalty.

•

Three convertible promissory notes issued in connection with our acquisition of China Type Design in July 2006 with an aggregate face amount of $0.6 million were converted into 415,903 shares of restricted common stock of the Company.

2.	Basis of Presentation

The accompanying unaudited condensed consolidated interim financial statements as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 include the accounts of the Company and its wholly-owned subsidiaries and have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”) for interim financial reporting and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for Quarterly Reports on Form 10-Q and Article 10 of Regulation S-X.

Monotype Imaging Holdings Inc.

Notes to unaudited condensed consolidated

financial statements (continued)

2. Basis of Presentation (continued)

Accordingly, such financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. GAAP requires the Company’s management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. The results for interim periods are not necessarily indicative of results to be expected for the year or for any future periods.

In management’s opinion, these unaudited condensed consolidated interim financial statements contain all adjustments of a normal recurring nature necessary for a fair presentation of the financial statements for the interim periods presented.

These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2007 as reported in the Company’s annual report on Form 10-K, as amended.

3.	Recently Issued Accounting Pronouncements

Derivative Instruments and Hedging Activities

In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.

Simplified Method

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 (“SAB 110”). SAB 110 amends and replaces Question 6 of Section D.2 of Topic 14, Share-Based Payment. SAB 110 expresses the staff views regarding the use of the “simplified” method in developing an estimate of the expected term of “plain vanilla” share options in accordance with SFAS No. 123 (revised 2004), Share Based Payment (“SFAS123R”). The use of the “simplified” method was scheduled to expire on December 31, 2007. SAB 110 extends the use of the simplified method for “plain vanilla” awards in certain situations. We currently use the “simplified” method to estimate the expected term for share option grants as we do not have enough historical experience to provide a reasonable estimate due to the limited period the Company’s equity shares have been publicly traded. We will continue to use the “simplified” method until we have enough historical experience to provide a reasonable estimate of expected term in accordance with SAB 110. SAB 110 is effective for options granted after December 31, 2007.

Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and applies to all business combinations. SFAS141R provides that, upon initially obtaining control, an acquirer shall recognize 100 percent of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100 percent of its target. As a consequence, the current step acquisition model will be eliminated. Additionally, SFAS141R changes current practice, in part, as follows: (1) contingent

Monotype Imaging Holdings Inc.

Notes to unaudited condensed consolidated

financial statements (continued)

3. Recently Issued Accounting Pronouncements (continued)

consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration; (2) transaction costs will be expensed as incurred, rather than capitalized as part of the purchase price; (3) pre-acquisition contingencies, such as legal issues, will generally have to be accounted for in purchase accounting at fair value; and (4) in order to accrue for a restructuring plan in purchase accounting, the requirements in FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, would have to be met at the acquisition date. While there is no expected impact to our consolidated financial statements on the accounting for acquisitions completed prior to December 31, 2008, the adoption of Statement 141(R) on January 1, 2009 could materially change the accounting for business combinations consummated subsequent to that date.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits, but does not require entities to measure financial instruments and certain other items at fair value and is effective for us beginning January 1, 2008. As we have not elected to fair value any of our financial instruments under the provisions of SFAS 159, the adoption of this statement will not have any impact to our consolidated financial statements.

4.	Fair Value Measurement

On January 1, 2008 we adopted SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on inputs used to measure fair value and expands disclosures about the use of fair value measurements. On February 6, 2008, the FASB issued FASB Staff Position (FSP) 157-2 which delays the effective date of SFAS 157 for one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 and FSP 157-2 are effective for financial statements issued for fiscal years beginning after November 15, 2007. We have elected a partial deferral of SFAS 157 in accordance with the provisions of FSP 157-2 related to the measurement of fair value when evaluating goodwill, other intangible assets and other long-lived assets for impairment. The impact of partially adopting SFAS 157 was not material to our consolidated financial statements.

As defined in SFAS 157, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, SFAS 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Other inputs that are observable directly or indirectly, such as quoted prices for similar assets and liabilities or market corroborated inputs.

Monotype Imaging Holdings Inc.

Notes to unaudited condensed consolidated

financial statements (continued)

4. Fair Value Measurement (continued)

Level 3: Unobservable inputs are used when little or no market data is available and requires the company to develop its own assumptions about how market participants would price the assets or liabilities. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of observable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

The following table presents our financial assets that are carried at fair value, classified according to the three categories described above (in thousands):

	Fair Value Measurement at March 31, 2008
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Derivatives – interest rate caps	$32	$—	$32	$—

Total	$32	$—	$32	$—

5.	Intangible Assets

Intangible assets as of March 31, 2008 and December 31, 2007 are as follows (dollar amounts in thousands):

	Life (Years)	March 31, 2008			December 31, 2007
		Gross Carrying Amount	Accumulated Amortization	Net Balance	Gross Carrying Amount	Accumulated Amortization	Net Balance
Customer relationships	10-15	$47,215	$(14,376)	$32,839	$46,657	$(13,206)	$33,451
Acquired technology	12-15	43,843	(10,068)	33,775	43,634	(9,197)	34,437
Non-compete agreements	4-6	11,817	(8,989)	2,828	11,691	(8,261)	3,430
Trademarks		27,267	—	27,267	26,728	—	26,728
Domain names		4,400	—	4,400	4,400	—	4,400

Total		$134,542	$(33,433)	$101,109	$133,110	$(30,664)	$102,446

Amortization is calculated on a straight line basis. Amortization of acquired technology is a cost of revenue and for the three months ended March 31, 2008 and 2007 was $0.8 million and $0.8 million, respectively. Amortization of other intangible assets for the three months ended March 31, 2008 and 2007 was $1.8 million and $1.8 million, respectively.

Monotype Imaging Holdings Inc.

Notes to unaudited condensed consolidated

financial statements (continued)

6.	Accrued Expenses

Accrued expenses consist of the following (in thousands):

	March 31, 2008	December 31, 2007
Payroll and related benefits	$3,360	$5,256
Royalties	2,671	2,223
Interest	159	1,140
Legal and audit fees	1,383	727
Sales taxes	1,304	2,264
Other	1,508	1,506

Total accrued expenses	$10,385	$13,116

7.	Debt

Long-term debt consists of the following (in thousands):

	March 31, 2008	December 31, 2007
First Lien Credit Facility—$122.5 million, interest at London Inter-Bank Offering Rate (LIBOR) plus 2.75% (5.3% at March 31, 2008), and $8.2 million at Prime plus 1.25% (6.5% at March 31, 2008) due in monthly installments of principal and interest through July 2012	$130,667	$134,167
Note payable—Other	33	38

	130,700	134,205
Less unamortized financing costs and debt discount	(2,608)	(2,805)

Total debt	128,092	131,400
Less current portion	(17,727)	(18,582)

Long-term debt	$110,365	$112,818

We are subject to a maximum leverage ratio under the terms of our First Lien Credit Facility and we were in compliance with the convenants under our Amended and Restated Credit Agreement as of March 31, 2008. There have been no changes to the leverage ratio definition or the allowable threshold criteria since December 31, 2007.

8.	Defined Benefit Pension Plan

Linotype maintains an unfunded defined benefit pension plan based on the “Versorgungsordnung der Heidelberger Druckmaschinen AG” (the “Linotype Plan”) which covers substantially all employees of Linotype who joined before April 1, 2006, at which time the Linotype Plan was closed. Employees are entitled to benefits in the form of retirement, disability and surviving dependent pensions. Benefits generally depend on years of service and the salary of the employees.

Monotype Imaging Holdings Inc.

Notes to unaudited condensed consolidated

financial statements (continued)

8. Defined Benefit Pension Plan (continued)

The components of net periodic benefit cost included in the accompanying condensed consolidated statement of operations were as follows (in thousands):

	Three Months Ended March 31,
	2008	2007
Service cost	$25	$28
Interest cost	44	34

Net periodic benefit cost	$69	$62

9.	Income Taxes

For the three months ended March 31, 2008 and 2007, our effective tax rate was 46.0% and 47.8%, respectively. During the three months ended March 31, 2008, the effective rate includes 4.0% due to permanent non-deductible stock based compensation expense, and 2.7% for non-deductible costs for income tax purposes associated with the filing of a registration statement during the quarter. During the three months ended March 31, 2007, the Company revised its estimate concerning the future reversal of timing items and concluded that reversal is likely to occur when the U.S. federal incremental tax rate is at 35% versus the 34% rate utilized in previous years. Accordingly the deferred tax impact associated with this change in estimate was recorded, and resulted in an increase in the effective tax rate by approximately 6.9%.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes (“SFAS 109”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. On January 1, 2007, we adopted FIN 48, which resulted in the reclassification of approximately $1.6 million from deferred income tax liabilities to the reserve for income taxes. As of both March 31, 2008 and December 31, 2007, the reserve balance was approximately $1.4 million, of which approximately $1.0 million, if recognized, would result in a reduction to the Company’s effective tax rate. Approximately $0.2 million is expected to be recognized within the next year. Accordingly, $0.2 million has been included in accrued income taxes in the accompanying condensed consolidated balance sheet and the remaining $1.2 million has been included in reserve for income taxes, net of current portion in the accompanying consolidated balance sheet as of March 31, 2008. The reserve has decreased by approximately $13 thousand for the three months ended March 31, 2008. In accordance with FIN 48, the Company elected to classify potential interest and penalties as a component of tax expense. As of January 1, 2007, the Company accrued approximately $0.1 million for tax related interest and penalties, and as of both March 31, 2008 and December 31, 2007, the total amount of accrued interest and penalties was $0.3 million. The Company does not anticipate a material change in the amount of uncertain tax positions within the next twelve months.

The Company is currently subject to examination by the Internal Revenue Service and foreign jurisdictions for the years 2004 through 2007. The Company’s and its subsidiaries’ state income tax returns are subject to audit for the years 2004 through 2007.

Monotype Imaging Holdings Inc.

Notes to unaudited condensed consolidated

financial statements (continued)

10.	Comprehensive Income

The components of comprehensive income are as follows (in thousands):

	Three Months Ended March 31,
	2008	2007
Net income	$3,686	$1,580
Net changes in:
SFAS 158 pension liability, net of tax of $44 and $0, respectively	65	—
Foreign currency translation adjustment, net of tax of $1,044 and $72, respectively	1,635	112

Total comprehensive income	$5,386	$1,692

Monotype Imaging Holdings Inc.

Notes to unaudited condensed consolidated

financial statements (continued)

11.	Net Income (Loss) Per Share

The following presents a reconciliation of the numerator and denominator used in the calculation of basic and diluted net income (loss) per share under the “two class” method (in thousands, except share and per share data):

	Three Months Ended March 31,
	2008	2007
Numerator:
Net income, as reported	$3,686	$1,580
Less: preferred stock accretion	—	(13,706)

Net income (loss) available to common shareholders	$3,686	$(12,126)

Allocation of net income (loss):
Basic:
Net income (loss) available to common shareholders	$3,686	$(12,126)
Net income available for preferred shareholders	—	—

Net income (loss)	$3,686	$(12,126)

Diluted:
Net income (loss)	$3,686	$(12,126)
Less: dividends on redeemable preferred stock	—	—

Net income (loss) available for common shareholders	$3,686	$(12,126)

Denominator:
Basic:
Weighted-average shares of common stock outstanding	34,289,333	3,767,164
Less: weighted-average shares of unvested restricted common stock outstanding	(772,604)	(980,248)

Weighted-average number of common shares used in computing basic net income (loss) per common share	33,516,729	2,786,916

Diluted:
Weighted-average shares of common stock outstanding	34,289,333	3,767,164
Less: weighted-average shares of unvested restricted common stock outstanding	(772,604)	(980,248)
Weighted-average number of common shares issuable upon exercise of outstanding stock options, based on the treasury stock method	1,246,079	—
Weighted-average number of restricted stock, based on the treasury stock method	643,246	—

Weighted-average number of common shares used in computing diluted net income (loss) per common share	35,406,054	2,786,916

Computation of net income (loss) per common share:
Basic:
Net income (loss) available to common shareholders	$3,686	$(12,126)
Weighted-average number of common shares used in computing basic net income (loss) per common share	33,516,729	2,786,916

Net income (loss) per share applicable to common shareholders	$0.11	(4.35)

Diluted:
Net income (loss) available to common shareholders	$3,686	$(12,126)
Weighted-average number of common shares used in computing diluted net income (loss) per common share	35,406,054	2,786,916

Net income (loss) per share applicable to common shareholders	$0.10	$(4.35)

Monotype Imaging Holdings Inc.

Notes to unaudited condensed consolidated

financial statements (continued)

11. Net Income (Loss) Per Share (continued)

The following common share equivalents and unvested restricted shares have been excluded from the computation of diluted weighted-average shares outstanding, as their effect would have been anti-dilutive:

	Three Months Ended March 31,
	2008	2007
Convertible redeemable preferred stock	—	23,361,416
Unvested restricted shares	—	980,248
Options	67,574	1,107,724
Convertible notes payable	—	413,345

All share information has been adjusted to reflect a 4-for-1 stock split of our common stock, which was effective on July 5, 2007.

12.	Stock Compensation Plans

Equity Award Plans

In November 2004, the Company’s stockholders approved the 2004 Stock Option and Grant Plan (“2004 Award Plan”). The 2004 Award Plan provides long-term incentives and rewards to full-time and part-time officers, directors, employees, consultants, advisors and other key persons (collectively, “Key Persons”) who are responsible for, or contribute to, the management, growth or profitability of the Company. Options and stock grants issued under the 2004 Award Plan generally vest over a four year period and expire ten years from the date of grant. The Company has granted incentive stock options, nonqualified stock options and restricted stock awards under the 2004 Award Plan. As of March 31, 2008, 2,591,204 options and 2,810,403 restricted stock awards have been granted under the 2004 Option Plan. There will be no future grants of awards from the 2004 Award Plan. Pursuant to the terms of our 2004 Award Plan, we have the right to repurchase unvested restricted shares from employees upon their termination, and it is generally our policy to do so. There were no repurchases of unvested restricted stock made in the three months ended March 31, 2008 or 2007.

In March 2007, the Company’s Board of Directors approved the adoption of the Company’s 2007 Stock Option and Incentive Plan (“2007 Award Plan”), and the 2007 Award Plan was subsequently approved by stockholders in May 2007 and became effective on July 24, 2007. The 2007 Award Plan permits the Company to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards, cash based awards and dividend equivalent rights to Key Persons. The Company has reserved 4,383,560 shares of common stock for issuance of awards under the 2007 Award Plan after giving effect to a 4-for-1 stock split effective July 5, 2007, and subject to adjustment for any stock split, dividend or other change in the Company’s capitalization. In addition, shares that are forfeited or cancelled from awards under the 2004 Award Plan or the 2007 Award Plan will be available for future grants under the 2007 Award Plan. Stock options granted under the 2007 Award Plan have a maximum term of ten years from the date of grant. Option awards granted under the 2007 Award Plan must have an exercise price of no less than the fair market value of the common stock on the date of grant. As of March 31, 2008, 1,031,283 options and 13,559 restricted stock awards have been granted under the 2007 Option Plan.

Monotype Imaging Holdings Inc.

Notes to unaudited condensed consolidated

financial statements (continued)

12. Stock Compensation Plans (continued)

Share Based Compensation

We account for share based compensation in accordance with SFAS No. 123R which requires the measurement of compensation costs at fair value on the date of grant and recognition of compensation expense over the service period for awards expected to vest. During the three months ended March 31, 2008 and 2007, we recorded total share based compensation expense of $0.7 million and $0.4 million, respectively.

The following presents the impact of share based compensation expense on our condensed consolidated statements of operations (in thousands):

	Three Months Ended March 31,
	2008	2007
Marketing and selling	$130	$101
Research and development	303	74
General and administrative	255	207

Total share based compensation	$688	$382

Included in our share based compensation expense for the three months ended March 31, 2008, was $0.2 million of expense related to shares of restricted common stock that were issued upon the conversion of the China Type Design promissory notes and which is included in research and development in the accompanying condensed consolidated statements of operations. As of March 31, 2008, the Company had $12.7 million of unrecognized compensation expense related to employees and directors unvested stock option awards and restricted stock awards that are expected to be recognized over a weighted average period of 3.5 years.

Stock Option Awards

The fair value of options was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions:

	Three Months Ended March 31,
	2008	2007
Risk-free interest rate	2.7%	4.7%
Expected dividend yield	—	—
Expected volatility	66.0%	71.7%
Expected term (in years)	6.1	6.1
Weighted average fair value per share	$9.35	$11.35

Monotype Imaging Holdings Inc.

Notes to unaudited condensed consolidated

financial statements (continued)

12. Stock Compensation Plans (continued)

Stock option activity for the three months ended March 31, 2008 is presented below:

Stock Option Awards	Number of Shares	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value(1) (in thousands)	Weighted Average Remaining Contractual Life (in Years)
Outstanding at December 31, 2007	2,335,769	$4.57
Granted	905,800	15.10
Cancelled	(26,141)	6.01
Exercised	(46,820)	2.88

Outstanding at March 31, 2008	3,168,608	$7.59	$23,835	8.6 years

Exercisable at March 31, 2008	1,046,447	$3.04	$12,629	7.6 years

Vested or expected to vest at March 31, 2008(2)	3,104,943	$7.55	$23,499

(1)	The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying options and the quoted price of our shares of common stock on March 31, 2008.
(2)	Represents the number of vested options as of March 31, 2008, plus the number of unvested options expected to vest as of March 31, 2008, based on the unvested options outstanding at March 31, 2008, adjusted for the estimated forfeitures.

Unvested Share Awards

Unvested stock activity for the three months ended March 31, 2008 is presented below:

Unvested Shares	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2007	826,119	$0.69
Granted	—	—
Vested	(145,478)	0.41
Cancelled	—	—

Unvested at March 31, 2008	680,641	$0.75

Monotype Imaging Holdings Inc.

Notes to unaudited condensed consolidated

financial statements (continued)

13.	Segment Reporting

We view our operations and manage our business as one segment: the development, marketing and licensing of technologies and fonts. Factors used to identify our single segment include the financial information available for evaluation by our chief operating decision maker in making decisions about how to allocate resources and assess performance. While our technologies and services are sold into two principal markets, OEM and creative professional, expenses and assets are not formally allocated to these market segments, and operating results are assessed on an aggregate basis to make decisions about the allocation of resources. The following table presents revenue for these two major markets (in thousands):

	Three Months Ended March 31,
	2008	2007
OEM	$17,760	$17,263
Creative professional	9,583	8,447

Total	$27,343	$25,710

Geographic segment information

The Company attributes revenues to geographic areas based on the location of our subsidiary receiving such revenue. For example, licenses may be sold to large international companies which may be headquartered in Asia, but the sales are received and recorded by our subsidiary located in the United States. In this example, the revenue would be reflected in the United States totals in the table below. We market our products and services through offices in the U.S. and our wholly-owned subsidiaries and affiliates in the United Kingdom, Germany, Hong Kong and Japan. The following summarizes revenue by location:

	Three Months Ended March 31,
	2008		2007
	Sales	% of Total	Sales	% of Total
	(In thousands of dollars, except percentages)
United States	$9,703	35.5%	$9,277	36.1%
Asia	10,060	36.8	9,544	37.1
United Kingdom	2,599	9.5	2,303	8.9
Germany	4,981	18.2	4,586	17.9

Total	$27,343	100.0%	$25,710	100.0%

14.	Concentration of Credit Risk

We grant credit to customers in the ordinary course of business. Credit evaluations are performed on an ongoing basis to reduce credit risk, and no collateral is required from our customers. An allowance for uncollectible accounts is provided for those accounts receivable considered to be uncollectible based upon historical experience and credit evaluation. Due to the nature of our business and timing of our contracts, we sometimes have significant balances in accounts receivable from just a small number of customers. As of March 31, 2008 and December 31, 2007, no customer individually accounted for 10% or more of our accounts receivable. Historically, we have not recorded material losses due to customer nonpayment.

Monotype Imaging Holdings Inc.

Notes to unaudited condensed consolidated

financial statements (continued)

15.	Commitments and Contingencies

Legal Proceedings

Adobe Systems, Incorporated

On October 30, 2006 Adobe filed an action in the United States District Court of the Northern District of California against Linotype alleging that Linotype breached its obligations under agreements between Linotype and Adobe by failing to pay all royalties due under those agreements, submitting inaccurate royalty reports, and using the fonts licensed under those agreements improperly and without authorization. Adobe requested unspecified money damages, a declaratory judgment, costs and attorneys’ fees. On November 9, 2007, Adobe dismissed the case without prejudice.

Licensing Warranty

Under our standard license agreement with our OEM customers, we warrant that the licensed technologies are free of infringement claims of intellectual property rights and will meet the specifications as defined in the licensing agreement for a one-year period. Under the licensing agreements, liability for such indemnity obligations is limited, generally to the total arrangement fee; however, exceptions have been made on a case-by-case basis, increasing the maximum potential liability to agreed upon amounts at the time the contract is entered into. We have never incurred costs payable to a customer or business partner to defend lawsuits or settle claims related to these warranties, and as a result, management believes the estimated fair value of these warranties is minimal. Accordingly, there are no liabilities recorded for these warranties as of March 31, 2008 and December 31, 2007.

16.	Subsequent Events

On April 4, 2008, Linotype entered into a lease for new office space in Bad Homburg, Germany. The lease term commences on September 1, 2008 and ends December 31, 2012. Annual rent costs approximates $0.6 million, and consist of rent and service charges which are payable monthly. The lease contains a five year renewal option and a 2% annual rent escalation beginning January 2009.

On May 7, 2008, we entered into a currency swap contract to mitigate foreign currency exchange rate risk on a Euro denominated intercompany note, which matures on December 14, 2012. The swap contract payment terms approximate the payment terms of the intercompany note. The currency swap contract reduces the availability under our line-of-credit by approximately $4.0 million. The derivative instrument will be accounted for under the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) and SFAS 157. For the period April 1, 2008 through the date of execution of the swap, the Company’s foreign exchange loss on the intercompany note was approximately $0.9 million.

Report of independent registered public accounting firm

The Board of Directors and Stockholders of Monotype Imaging Holdings Inc.

We have audited the accompanying consolidated balance sheets of Monotype Imaging Holdings Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Monotype Imaging Holdings Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, Monotype Imaging Holdings Inc. adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes. Also, as discussed in Note 9 to the consolidated financial statements, effective December 31, 2006, Monotype Imaging Holdings Inc. adopted Statement of Financial Accounting Standards No. 158, Employers Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Nos. 87, 88, 106 and 132(R), and as discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), Share Based Payment.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts

March 21, 2008

Monotype Imaging Holdings Inc.

Consolidated balance sheets

(in thousands, except share and per share data)

	December 31, 2007	December 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$19,584	$8,540
Accounts receivable, net of allowance for doubtful accounts of $177 and $0 at December 31, 2007 and 2006	4,459	4,841
Income tax refunds receivable	1,391	—
Deferred income taxes	1,506	793
Investment in interest rate cap	—	882
Prepaid expense and other current assets	1,156	1,306

Total current assets	28,096	16,362
Property, plant and equipment, net	2,290	1,935
Goodwill	141,346	138,452
Intangible assets, net	102,446	111,419
Investment in interest rate caps	1	73
Prepaid royalties	315	400
Other assets	1,852	1,632

Total assets	$276,346	$270,273

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,845	$1,580
Accrued expenses	13,116	12,683
Current portion of deferred compensation	—	869
Accrued income taxes	2,687	2,066
Deferred revenue	4,652	5,034
Current portion of long-term debt	18,582	13,105

Total current liabilities	40,882	35,337
Long-term debt, less current portion	112,818	189,793
Deferred revenue, net of current portion	241	—
Other long-term liability	245	—
Deferred income taxes	15,567	14,369
Reserve for income taxes, net of current portion	1,387	—
Accrued pension benefits	3,199	3,184
Commitments and contingencies (Note 16)
Convertible redeemable preferred stock, at redemption value, $0.01 par value; Authorized shares: none at December 31, 2007, 5,994,199 at December 31, 2006; Issued and outstanding: none at December 31, 2007, 5,840,354 at December 31, 2006	—	40,170

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value, Authorized shares: 10,000,000 at December 31, 2007, none at December 31, 2006; Issued and outstanding: none	—	—
Common shares, $0.001 par value; Authorized shares: 250,000,000 at December 31, 2007, 40,000,000 at December 31, 2006; Issued: 34,262,941 at December 31, 2007, 3,764,088 at December 31, 2006	34	4
Additional paid-in capital	138,219	687
Treasury stock, at cost, 53,194 shares at December 31, 2007, 40,836 shares at December 31, 2006	(41)	(41)
Accumulated deficit	(38,826)	(13,804)
Accumulated other comprehensive income	2,621	574

Total stockholders’ equity (deficit)	102,007	(12,580)

Total liabilities and stockholders’ equity (deficit)	$276,346	$270,273

The accompanying notes are an integral part of these financial statements.

Monotype Imaging Holdings Inc.

Consolidated statements of operations

(in thousands, except share and per share data)

	Year Ended December 31,
	2007	2006	2005
Revenue	$105,152	$86,204	$73,776
Cost of revenue	8,705	8,305	9,513
Cost of revenue—amortization of acquired technology	3,376	3,021	2,408
Marketing and selling	19,206	14,931	11,730
Research and development	18,837	13,813	10,668
General and administrative	15,605	10,112	5,639
Amortization of other intangible assets	7,162	6,687	6,459

Total costs and expenses	72,891	56,869	46,417

Income from operations	32,261	29,335	27,359
Other (income) expense:
Interest expense	17,759	19,687	14,893
Interest income	(205)	(171)	(158)
Loss on extinguishment of debt	2,958	—	—
(Gain) loss on foreign exchange	(2,117)	(592)	1,427
Gain on interest rate caps	(14)	(490)	(503)
Other (income) expense, net	(16)	(1,621)	—
Dividend income	—	(461)	(105)

Total other expense	18,365	16,352	15,554
Income before provision for income taxes	13,896	12,983	11,805
Provision for income taxes	4,832	5,921	4,684

Net income	$9,064	$7,062	$7,121

Net (loss) income available to common stockholders	$(25,022)	$(17,325)	$92

Net (loss) income per common share:
Basic	$(1.55)	$(7.37)	$0.07
Diluted	$(1.55)	$(7.37)	$0.05
Weighted average number of shares outstanding: Basic	16,174,165	2,351,356	1,417,484
Weighted average number of shares outstanding: Diluted	16,174,165	2,351,356	27,421,316

The accompanying notes are an integral part of these financial statements.

Monotype Imaging Holdings Inc.

Consolidated statements of convertible redeemable preferred stock,

redeemable preferred stock and stockholders’ equity (deficit)

(in thousands, except share amounts)

	Convertible Redeemable Preferred Stock		Redeemable Preferred Stock	Common Stock		Treasury Stock		Subscriptions Receivable	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Compre- hensive Income (Loss)	Total Stock- holders’ Equity (Deficit)	Compre- hensive Income (Loss)
	Shares	Redemption Value	Shares	Shares	Amount	Shares	Amount
Balance, December 31, 2004	5,826,750	$58,268		3,537,352	$4			$(5)	$4	$1,914	$(18)	$1,899

Net income										7,121		7,121	$7,121
Subscription payments								5				5
Issuance of convertible redeemable preferred stock	19,405	300
Accretion of convertible redeemable preferred stock redemption value		5,514								(5,514)		(5,514)
Issuance of capital shares
—restricted share grants				160,708					181			181
—exercised options				32,256					41			41
Redemption of convertible redeemable preferred stock and conversion of convertible redeemable preferred stock and common stock pursuant to recapitalization		(48,289)
Cumulative translation adjustment, net of tax											(30)	(30)	(30)

Comprehensive income													7,091

Balance, December 31, 2005	5,846,155	15,793		3,730,316	4			—	226	3,521	(48)	3,703

Net income										7,062		7,062	$7,062
Accretion of convertible redeemable preferred stock redemption value		24,387								(24,387)		(24,387)
Repurchase of convertible redeemable preferred stock	(5,801)	(10)
Repurchase of unvested shares of restricted common stock				(40,836)		40,836	$(41)					(41)
Issuance of capital shares
—restricted share grants				60,000					13			13
—exercised options				14,608					8			8
Share based compensation									440			440
Unrecognized actuarial gain, net of tax											41	41	41
Cumulative translation adjustment, net of tax											581	581	581

Comprehensive income													$7,684

Balance, December 31, 2006	5,840,354	$40,170		3,764,088	$4	40,836	$(41)	$—	$687	$(13,804)	$574	$(12,580)

The accompanying notes are an integral part of these financial statements.

Monotype Imaging Holdings Inc.

Consolidated statements of convertible redeemable preferred stock,

redeemable preferred stock and stockholders’ equity (deficit)—(continued)

(in thousands, except share and per share data)

	Convertible Redeemable Preferred Stock		Redeemable Preferred Stock	Common Stock		Treasury Stock		Subscriptions Receivable	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stock- holders’ Equity (Deficit)	Compre- hensive Income (Loss)
	Shares	Redemption Value	Shares	Shares	Amount	Shares	Amount
Balance, December 31, 2006	5,840,354	$40,170	—	3,764,088	$4	40,836	$(41)	$—	$687	$(13,804)	$574	$(12,580)
Net income										9,064		9,064	9,064
Accretion of convertible redeemable preferred stock redemption value		34,086								(34,086)		(34,086)
Conversion of convertible redeemable preferred stock to redeemable preferred stock and common stock	(5,840,354)	(74,256)	5,840,354	23,361,416	23				74,232			74,255
Redemption of redeemable preferred stock			(5,840,354)						(9,654)			(9,654)
Conversion of convertible notes payable				415,903	—				155			155
Issuance of capital shares
—restricted share grants				21,559	—				—			—
—exercised options				212,333	—				266			266
Repurchase of unvested restricted common shares				(12,358)		12,358	—					—
Vesting of restricted shares									92			92
Issuance of common stock upon initial public offering, net of related costs				6,500,000	7				67,244			67,251
Share based compensation									4,257			4,257
Tax benefit associated with options									940			940
Unrecognized actuarial gain, net of tax											328	328	328
Cumulative translation adjustment, net of tax											1,719	1,719	1,719

Comprehensive income													$11,111

Balance, December 31, 2007	—	$—	—	34,262,941	$34	53,194	$(41)	$—	$138,219	$(38,826)	$2,621	$102,007

The accompanying notes are an integral part of these financial statements.

Monotype Imaging Holdings Inc.

Consolidated statements of cash flows

(in thousands)

	Year Ended December 31,
	2007	2006	2005
Cash flows from operating activities:
Net income	$9,064	$7,062	$7,121
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,567	10,345	9,360
Amortization of deferred financing costs and debt discount	1,007	1,044	919
Loss on extinguishment of debt	2,958	—	—
Share based compensation	4,257	440	—
Deferred income taxes	(1,048)	2,404	2,937
Provision for doubtful accounts	240	—	50
Unrealized currency gains on foreign denominated intercompany notes	(3,212)	(1,089)	—
Unrealized loss (gain) on interest rate caps	36	459	(503)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	261	1,349	1,298
Income tax refund receivable	(1,391)	—	(1,157)
Prepaid expenses and other assets	(1,597)	871	(307)
Accounts payable	144	1,038	(32)
Accrued income taxes	1,833	—	—
Accrued expenses and other liabilities	4,072	730	1,043
Accrued transaction bonus	—	(267)	(937)
Deferred compensation	—	(975)	(3,552)
Due to affiliated company	—	—	(432)
Deferred revenue	(913)	(3,967)	7,628

Net cash provided by operating activities	27,278	19,444	23,436

Cash flows from investing activities:
Additions to property and equipment	(1,236)	(539)	(903)
Purchase of technology and trademarks	—	(12,047)	—
Acquisition of businesses, net of cash acquired	(75)	(52,974)	—
Payment of cash surrender value of life insurance	—	—	1,788

Net cash (used in) provided by investing activities	(1,311)	(65,560)	885

The accompanying notes are an integral part of these financial statements.

Monotype Imaging Holdings Inc.

Consolidated statements of cash flows—(continued)

(in thousands)

	Year Ended December 31,
	2007	2006	2005
Cash flows from financing activities:
Purchase of interest rate caps	—	(33)	(188)
Deferred costs related to public offering	—	(186)	—
Proceeds from issuance of debt, net of issuance costs	10,783	53,949	58,853
Payments on long-term debt	(84,245)	(10,534)	(33,570)
Payment of penalty fee associated with debt extinguishment	(1,400)	—	—
Redemption of redeemable preferred stock	(9,654)	—	—
Payments on exchange of preferred stock	—	—	(48,289)
Net proceeds from initial public offering	67,437	—	—
Excess tax benefit of stock options	940	—	—
Issuance of convertible redeemable preferred stock	—	—	300
Proceeds from exercise of common stock options and issuance of restricted stock	266	111	227
Repurchase of common and convertible redeemable preferred stock	—	(51)	—

Net cash (used in) provided by financing activities	(15,873)	43,256	(22,667)
Effect of exchange rates on cash and cash equivalents	950	616	(107)

Increase (decrease) in cash and cash equivalents	11,044	(2,244)	1,547
Cash and cash equivalents, beginning of year	8,540	10,784	9,237

Cash and cash equivalents, end of year	$19,584	$8,540	$10,784

Supplemental disclosures:
Interest paid	$14,413	$17,914	$15,763
Income taxes paid	$3,701	$210	$1,978
Non cash transactions:
Issuance of convertible notes payable in connection with acquisition of China Type Design	$—	$600	$—
Issuance of common stock in connection with the conversion of the convertible notes payable	$155	$—	$—
Unvested restricted stock liability recognized in connection with the conversion of the convertible notes payable	$468	$—	$—

The accompanying notes are an integral part of these financial statements.

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements

December 31, 2007

1. Nature of Business

Monotype Imaging Holdings Inc. (the “Company”) is a leading global provider of text imaging solutions. The Company’s technologies and fonts enable the display and printing of high quality digital text. The Company’s technologies and fonts have been widely deployed across a range of consumer electronic, or CE devices, including laser printers, digital copiers, mobile phones, digital televisions, set-top boxes and digital cameras, as well as in numerous software applications and operating systems. The Company licenses its text imaging solutions to CE device manufacturers, independent software vendors and creative and business professionals. The Company is headquartered in Woburn, Massachusetts. The Company operates in one business segment: the development, marketing and licensing of technologies and fonts. The Company also maintains various offices worldwide for selling and marketing, research and development and administration. At December 31, 2007, the Company conducts its operations through two domestic operating subsidiaries, Monotype Imaging Inc. (“MTI”) and International Typeface Corporation (“ITC”), and four foreign operating subsidiaries, China Type Design Limited (“China Type Design”), Monotype Imaging KK (“Monotype Japan”), Monotype Imaging Ltd. (“Monotype UK”) and Linotype GmbH (“Linotype”).

Initial Public Offering

We completed our initial public offering on July 30, 2007, issuing 6.5 million shares of our common stock at a price of $12.00 per share. After underwriter’s commissions and other costs and expenses, we received net proceeds of approximately $67.2 million. The following events occurred in connection with the initial public offering:

•

5,840,354 shares of convertible redeemable preferred stock held by certain investors were converted into 23,361,416 shares of common stock and 5,840,354 shares of redeemable preferred stock. The conversion resulted in approximately $64.6 million being reclassified to the capital accounts of the Company, and approximately $9.7 million being reclassified to redeemable preferred stock. We used approximately $9.7 million in proceeds from the initial public offering to redeem all of the shares of redeemable preferred stock at its stated redemption price of $1.653 per share.

•

We amended and restated our First Lien Credit Facility (see Note 7) which increased our borrowings thereunder to $140.0 million from $128.4 million and increased the maximum available under our revolving line-of-credit to $20 million from $10 million. In connection with this amendment and restatement, we paid a fee of $0.7 million.

•

We used the proceeds from the offering, net proceeds from the amendment to our First Lien Credit Facility and cash on hand, to pay in full the outstanding borrowings under our Second Lien Credit Facility (see Note 7) of $70.0 million, plus a $1.4 million prepayment penalty.

•

Three convertible promissory notes issued in connection with our acquisition of China Type Design in July 2006 with an aggregate face amount of $0.6 million were converted into 415,903 shares of restricted common stock of the Company.

Each of the aforementioned events is discussed in detail in the accompanying notes.

2. Significant Accounting Policies

The accompanying financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

2. Significant Accounting Policies (continued)

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of Monotype Imaging Holdings Inc. and its subsidiaries and have been prepared by the Company in United States (U.S.) dollars and in accordance with accounting principles generally accepted in the United States or GAAP, applied on a consistent basis.

In November 2004, Imaging Acquisition Corporation, our wholly-owned subsidiary, acquired all of the common stock of Agfa Monotype Corporation (“Agfa Monotype”), a wholly-owned subsidiary of Agfa Corporation (“Agfa”). On November 5, 2004, Agfa Monotype was spun off into a new entity, MTI, which was owned by TA Associates, D.B. Zwirn and certain of the former officers and employees of Agfa Monotype through Imaging Holdings Corp. (“IHC”). IHC became the parent of MTI. In December 2004, we formed Monotype Japan, our wholly-owned Japanese subsidiary. In August 2005, IHC entered into a recapitalization transaction and debt refinancing which resulted in the Company becoming the parent of IHC.

In July 2006, we acquired 80.01% of the capital stock of China Type Design, a Hong Kong corporation. At the time of this acquisition, we already had a 19.99% ownership interest in China Type Design, and following the acquisition, it became our wholly-owned subsidiary. In August 2006, we completed the acquisition of the capital stock of Linotype, a German corporation, through our newly formed wholly-owned subsidiary, Monotype Imaging GmbH.

The accompanying consolidated financial statements present the Company as of and for the years ended December 31, 2007 and 2006, including the accounts of China Type Design, Linotype, Monotype Japan, ITC and Monotype UK, while the accompanying consolidated financial statements present the Company for the year ended December 31, 2005, including the accounts of Monotype Japan, ITC and Monotype UK. All intercompany accounts and transactions have been eliminated.

All share information has been adjusted to reflect a 4-for-1 stock split of our common stock, which was effective on July 5, 2007.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We believe the most judgmental estimates include those related to allowance for doubtful accounts, income taxes, valuation of goodwill, other intangible assets and long-lived assets. We base our estimates and judgments on historical experience and various other appropriate factors, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the amount of revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivable, interest rate caps and debt. The estimated fair value of these financial instruments approximates their carrying value at December 31, 2007 and 2006.

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and overnight repurchase agreements. We consider all highly liquid investments with original maturities of three months or less at the time of acquisition to be cash equivalents and are stated at fair value. The Company does not believe it is exposed to any significant credit risk on its cash equivalents.

Concentration of Credit Risks

Financial instruments that potentially subject us to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. Cash equivalents consist primarily of bank deposits and overnight repurchase agreements. Deposits of cash held outside the U.S. totaled approximately $11.2 million and $5.2 million, at December 31, 2007 and 2006, respectively.

We grant credit to customers in the ordinary course of business. Credit evaluations are performed on an ongoing basis to reduce credit risk, and no collateral is required from our customers. An allowance for uncollectible accounts is provided for those accounts receivable considered to be uncollectible based upon historical experience and credit evaluation. As of December 31, 2007 and 2006, no customers individually accounted for 10% or more of our accounts receivable. For the years ended December 31, 2007 and 2006 no one customer accounted for 10% or more of our total revenue. For the year ended December 31, 2005, one customer accounted for 13% of our total revenue. Historically, we have not recorded material losses due to customers’ nonpayment.

Property and Equipment

Property and equipment are stated at cost. We capitalize expenditures that materially increase asset lives and charge ordinary repairs and maintenance to operations as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets:

Estimated Useful Life
Computer equipment	2 to 5 years
Furniture and fixtures	3 to 13 years
Leasehold improvements	Shorter of lease term or estimated useful life of 3 to 5 years

Goodwill and Indefinite Lived Intangible Assets

Goodwill represents the excess of the cost of acquired businesses over the fair value of identifiable net assets assumed in a business combination. We account for goodwill and indefinite lived intangible assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets (“SFAS 142”) which requires that goodwill not be amortized, but instead be tested at least annually in accordance with the provisions of SFAS 142.

The provisions of SFAS 142 require that a two-step impairment test be performed on goodwill. In the first step, the Company must compare the fair value of each reporting unit to its carrying value. The Company determines the fair value of our reporting units based on the present value of estimated future cash flows and market approach. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and further testing is not required. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

2. Significant Accounting Policies (continued)

second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference will need to be recorded.

Impairment testing for goodwill is done at a reporting unit level. Reporting units are one level below the business segment level, but can be combined when reporting units within the same segment have similar economic characteristics. We operate within a single business segment and conducted our impairment analysis on the Company as a whole by calculating the fair value of our Company as compared to our carrying value. We estimated the fair value by using forecasts of discounted cash flows and market approach. The Company performs its annual goodwill impairment test as of December 31 st. The fair value was greater than the carrying value of the goodwill, and therefore, no write down of goodwill was recorded.

The utilization of pre-acquisition net operating loss carryforwards subject to a full valuation allowance, and the application of certain provisions of SFAS No. 109, Accounting for Income Taxes (“SFAS 109”) resulted in the recognition of a decrease in goodwill by approximately $1.8 million and $0.5 million for the years ended December 31, 2007 and 2006, respectively. Goodwill also decreased by an additional $0.1 million in each of the years ended December 31, 2007 and 2006, respectively, due to the tax effect of excess tax basis goodwill amortization.

Long-Lived Assets

We account for long-lived assets including property and equipment and long-lived intangible assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). SFAS 144 requires companies to (i) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows, and (ii) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. We have had no impairments of our long-lived assets.

Revenue Recognition

We recognize revenue in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition (“SOP 97-2”), as modified by SOP 98-9, Modifications of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. Revenue is recognized when persuasive evidence of an agreement exists, the product has been delivered or services have been provided, the fee is fixed or determinable and collection of the fee is probable.

OEM Revenue

Our OEM revenue is derived substantially from per-unit royalties. Under our licensing arrangements we typically receive a royalty for each product unit incorporating our text imaging solutions that is shipped by our OEM customers. We also receive OEM revenue from fixed fee licenses with certain of our OEM customers. Fixed fee licensing arrangements are not based on units the customer ships, but instead, customers pay us on a periodic basis for use of our text imaging solutions. Though significantly less than royalties from per-unit shipments and fixed fees from OEMs, we also receive revenue from software application and operating systems vendors who include our text imaging solutions in their products, and for font development. The term of our licenses range from one to ten years, and usually provide for automatic or optional renewals. Revenue from

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

2. Significant Accounting Policies (continued)

per-unit royalties is recognized in the period during which we receive a royalty report from a customer, typically one quarter after royalty-bearing units are shipped. Revenue from fixed fee licenses is generally recognized when it is billed to the customer, so long as the product has been delivered, the license fee is fixed and non-refundable and collection is probable.

Creative Professional Revenue

We derive our creative professional revenue primarily from font licenses to end-users and custom font design services. We license fonts directly to end-users through our e-commerce websites and via telephone and email, and indirectly through third-party resellers. We also license fonts and provide custom font design services to graphic designers, advertising agencies and corporations.

Revenue from font licenses to our e-commerce customers is recognized upon payment by the customer and electronic shipment of the software embodying the font. Revenue from font licenses to other customers is recognized upon shipment of the software embodying the font. Revenue from resellers is recognized upon notification from the reseller that our font product has been licensed. We generally recognize custom font design services revenue upon delivery of the font.

Sales Taxes

We record revenue net of sales taxes. Sales taxes are collected and remitted to tax authorities as required, typically on a monthly or quarterly basis, except for Japanese consumption tax, which is remitted on an annual basis. As a result, accrued sales tax consists principally of Japanese consumption tax (see Note 6).

Cost of Revenue

We pay font license fees on certain fonts that are owned by third parties. We recognize royalty expenses with respect to those font license fees concurrent with the recognition of revenue on licenses to which they relate. Amortization of acquired technology is an additional cost of revenue (see Note 5).

Deferred Revenue

Deferred revenue results primarily from prepayments against future royalties received from our customers. These amounts are recognized as revenue as the royalties are earned, based upon subsequent royalty reports received from the customers.

Research and Development Expenses

Our research and development expense consists principally of salaries, bonuses and benefits of our research and development, engineering and font design personnel who are primarily focused on enhancing the functionality of our text imaging solutions and developing new products. In accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold or Otherwise Marketed, such costs are required to be expensed until the point that technological feasibility of the software is established. Technological feasibility is determined after a working model has been completed. As our research and development costs primarily relate to software development during the period prior to technological feasibility, all research and development costs are charged to operations as incurred.

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

2. Significant Accounting Policies (continued)

Advertising Costs

We expense advertising costs as incurred. Advertising expenses were $3.6 million, $2.0 million, and $1.7 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), Share Based Payment, (“SFAS 123R”), which is a revision of Statement No. 123 (“SFAS 123”) Accounting for Stock Based Compensation. SFAS 123R supersedes Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees (“APB 25”), and amends Financial Accounting Standards Board (“FASB”) Statement No. 95 Statement of Cash Flows. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Prior to 2006, we accounted for employee stock-based compensation in accordance with the provisions of APB 25 and FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of APB No. 25, and we complied with the disclosure provisions of SFAS 123, and related SFAS No. 148, Accounting for Stock-Based Compensation—Transaction and Disclosure. Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of our stock and the exercise price of the option. We amortize such stock-based compensation, if any, using the straight-line method over the vesting period.

The Company accounts for transactions in which services are received from nonemployees in exchange for equity instruments based on the fair value of such services received or of the equity instruments issued, whichever is more reliably measured, in accordance with SFAS 123 and EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. During the year ended December 31, 2007, the Company granted 197,554 shares of restricted stock to a consultant, in connection with the acquisition of China Type Design. This award vests over four years and resulted in share based compensation expense of $1.8 million in 2007. The Company did not issue any awards to nonemployees in 2006 or 2005.

SFAS 123R requires nonpublic companies that used the minimum value method in SFAS 123 for either recognition or pro forma disclosures to apply SFAS 123R using the prospective-transition method. As such, the Company will continue to apply APB 25 in future periods to equity awards outstanding at the date of SFAS 123R’s adoption that were measured using the minimum value method. In accordance with the requirements of SFAS 123R, the Company will not present pro forma disclosures for periods prior to the adoption of SFAS 123R, as the estimated fair value of the Company’s stock options granted through December 31, 2005 was determined using the minimum value method.

Effective with the adoption of SFAS 123R, the Company elected to use the Black-Scholes option pricing model to determine the weighted-average fair value of options granted. In accordance with SFAS 123R, the Company recognizes the compensation cost of share based awards on a straight-line basis over the vesting period of the award.

The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by our stock price and a number of assumptions, including expected volatility, expected life, risk-free

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

2. Significant Accounting Policies (continued)

interest rate and expected dividends. We do not have a long history of market prices of our common stock and as such we estimate volatility in accordance with Staff Accounting Bulletin No. 107 (“SAB 107”) using historical volatilities of similar public entities. The expected life of the awards is estimated based on the simplified method, as defined in SAB 107. The risk-free interest rate assumption is based on a treasury instrument whose term is consistent with the expected life of our awards. The expected dividend yield assumption is based on our history and expectation of paying no dividends.

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Share based compensation expense recognized in our financial statements beginning in 2006 and thereafter is based on awards that are ultimately expected to vest. We evaluate the assumptions used to value our awards on a quarterly basis and if factors change and we employ different assumptions, stock-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense and unearned stock-based compensation will increase to the extent that we grant additional equity awards to employees or we assume unvested equity awards in connection with acquisitions.

The fair value of options was estimated at the date of grant using a Black-Scholes option-pricing model with the following estimated weighted average assumptions:

	Year Ended December 31,
	2007	2006
Risk-free interest rate	4.41%	4.78%
Expected dividend yield	—	—
Expected volatility	68.8%	76.4%
Expected term	6.0 years	6.0 years
Weighted average fair value per share	$8.50	$4.68

Prior to March 31, 2006, we granted our employees options to purchase common stock at exercise prices equal to the fair market value of the underlying stock at the time of each grant, as determined by our compensation committee.

In valuing the common stock our compensation committee considered a number of factors, including:

•	the illiquidity of our capital stock as a private company;

•	the business risks we faced;

•	the liquidation preferences, redemption rights and other rights, preferences and privileges of our outstanding preferred stock;

•	the outstanding balances on our credit facilities; and

•	our actual financial condition and results of operations relative to our formal operating plan during the relevant period.

Effective March 31, 2006, the compensation committee determined to follow the procedures recommended in the American Institute of Certified Public Accountants Practice Aid. This approach requires an assessment of

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

2. Significant Accounting Policies (continued)

future prospects, based on the value of the business using a series of potential outcomes and weighing the probability of each of those outcomes. Management prepared three scenarios, a base case, an optimistic case and a pessimistic case. The possibility of an initial public offering was also considered. The compensation committee reviewed a market comparison of our business with a number of publicly traded firms to test the reasonableness of the overall analysis. The compensation committee reviewed the methodology, the resulting valuation and changed the probabilities of the outcomes that were initially applied as well as the weight given to those probabilities to more accurately reflect the changes in the business.

At the date of each option grant, our board of directors determined that the exercise price for each option was equivalent to the then-existing fair value of our common stock. Our board of directors believes it properly valued our common stock in all periods. After our IPO, we value awards granted based on the grant date closing price of our common stock as traded on the NASDAQ Global Market.

See Note 14 for a summary of the stock option activity under our stock-based employee compensation plans for the year ended December 31, 2007.

Derivative Financial Instruments

We use interest rate derivative instruments to hedge our exposure to interest rate volatility resulting from our variable rate debt (Note 7). SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, (SFAS 133), requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships, including a requirement that all designations must be made at the inception of each instrument. As we did not make such initial designations, SFAS 133 requires changes in the fair value of the derivative instrument to be recognized as current period income or expense.

The fair value of derivative instruments was estimated based on the amount that we would receive or pay to terminate the agreements at the reporting date. At December 31, 2007, we had two interest rate cap contracts outstanding with notional amounts totaling $110.0 million. One contract was entered into in September 2005, in the notional amount of $50.0 million, expiring in September 2008. The second contract was entered into in August 2006, in the notional amount of $60.0 million, expiring in August 2008. At December 31, 2006 we had three interest rate cap contracts outstanding with notional amounts totaling $180.0 million. Under these contracts, to the extent that LIBOR exceeds a fixed maximum rate, we will receive payments on the notional amount. The total fair value of these financial instruments at December 31, 2007 and 2006 was approximately $1 thousand and $1.0 million, respectively. For the years ended December 31, 2007, 2006 and 2005, we recognized a gain of approximately $14 thousand, $0.5 million and $0.5 million, respectively. These amounts have been included in other income and expenses in the accompanying consolidated statements of operations. The fair value of the instruments was included in other assets in our consolidated balance sheet.

We also incur foreign currency exchange gains and losses related to certain customers that are invoiced in US dollars, but who have the option to make an equivalent payment in their own functional currencies at a specified exchange rate as of a specified date. In the period from that date until payment in the customer’s functional currency is received and converted into US dollars, we can incur unrealized gains and losses. Beginning in September 2005, to mitigate this exposure we began to utilize forward contracts with maturities of 90 days or less to hedge our exposure to these currency fluctuations. Any increase or decrease in the fair value of the forward contracts is offset by the change in the value of the hedged assets of our consolidated foreign

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

2. Significant Accounting Policies (continued)

affiliate. There was one outstanding currency hedge at December 31, 2007 with a marked to market loss of $74 thousand recognized in (gain) loss on foreign exchange within our consolidated statement of operations. The fair value of this instrument was included in accrued expenses in our consolidated balance sheet. There were no outstanding currency hedges at December 31, 2006 or 2005.

Foreign Currency Translation

In accordance with SFAS No. 52, Foreign Currency Translation, all assets and liabilities of our foreign subsidiaries whose functional currency is a currency other than US dollars are translated into US dollars at an exchange rate as of the balance sheet date. Revenue and expenses of these subsidiaries are translated at the average monthly exchange rates in effect for the periods in which the transactions occur. The gains and losses arising from these transactions are reported as a component of (gain) loss on foreign exchange in our consolidated statements of operations. The unrealized gains and losses are reported in “Accumulated other comprehensive income (loss)” in our consolidated statements of stockholders’ equity.

Accumulated Other Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, requires disclosure of all components of comprehensive income on an annual and interim basis. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Accumulated other comprehensive income (loss) consists of foreign currency translation adjustments and adjustments to record changes in the funded status of our defined benefit pension plan in accordance with SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132 (R) (“SFAS No. 158”).

Income Taxes

We account for income taxes in accordance with SFAS 109. Under this method, a deferred tax asset or liability is determined based on the difference between the financial statement and the tax basis of assets and liabilities, as measured by enacted tax rates in effect when these differences are expected to be reversed. This process includes estimating current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and financial accounting purposes. These differences, including differences in the timing of recognition of stock-based compensation expense, result in deferred tax assets and liabilities. We also assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized, we have established a valuation allowance. Significant judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance against our deferred tax assets.

We monitor the undistributed earnings of our foreign subsidiaries and, as necessary, provide for income taxes on those earnings that are not deemed permanently invested. As of December 31, 2007, there were no undistributed earnings in our foreign subsidiaries.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB 109, (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

2. Significant Accounting Policies (continued)

and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. The Company adopted FIN 48 effective January 1, 2007. As a result of adopting the new standard, the Company reclassified certain deferred tax liabilities to reserve for income taxes and accrued liabilities. There was no net effect on the Company's financial position as a result of adopting the new standard. The total amount of uncertain tax positions, at both the date of adoption and December 31, 2007, was $1.7 million. In accordance with FIN 48, paragraph 19, the Company decided to classify interest and penalties as a component of tax expense. The total amount of recorded interest and penalties expense at the date of adoption and December 31, 2007 was $89 thousand and $250 thousand, respectively.

Net income (loss) per share data

The Company calculates net income (loss) per share in accordance with SFAS No. 128, Earnings Per Share, or SFAS 128, as clarified by EITF Issue No. 03-6, Participating Securities and the Two-class Method Under FASB Statement No. 128, Earnings Per Share. EITF Issue No. 03-6 clarifies the use of the “two-class” method of calculating earnings per share as originally prescribed in SFAS 128. Effective for periods beginning after March 31, 2004, EITF Issue No. 03-6 provides guidance on how to determine whether a security should be considered a “participating security” for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing basic earnings per share. The Company has determined that its convertible redeemable preferred stock represents a participating security and therefore has adopted the provisions of EITF Issue No. 03-6 for all periods presented.

Under the two-class method, basic net income (loss) per share is computed by dividing the net income (loss) applicable to common stockholders by the weighted-average number of common shares outstanding for the fiscal period. Diluted net income (loss) per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. The Company allocates net income first to preferred stockholders based on dividend rights under the Company’s certificate of incorporation and then to common stockholders based on ownership interests. Net losses are not allocated to preferred stockholders. Diluted net income (loss) per share gives effect to all potentially dilutive securities, including stock options and restricted stock, using the treasury stock method.

Recently Issued Accounting Pronouncements

Simplified Method

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 (“SAB 110”). SAB 110 amends and replaces Question 6 of Section D.2 of Topic 14, Share-Based Payment. SAB 110 expresses the staff views regarding the use of the “simplified” method in developing an estimate of the expected term of “plain vanilla” share options in accordance with SFAS 123R. The use of the “simplified” method was scheduled to expire on December 31, 2007. SAB 110 extends the use of the simplified method for “plain vanilla” awards in certain situations. We currently use the “simplified” method to estimate the expected term for share option grants as we do not have enough historical experience to provide a reasonable estimate due to the limited period the Company’s equity shares have been publicly traded. We will continue to use the “simplified” method until we have enough historical experience to provide a reasonable estimate of expected term in accordance with SAB 110. SAB 110 is effective for options granted after December 31, 2007.

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

2. Significant Accounting Policies (continued)

Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and applies to all business combinations. SFAS141R provides that, upon initially obtaining control, an acquirer shall recognize 100 percent of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100 percent of its target. As a consequence, the current step acquisition model will be eliminated. Additionally, SFAS141R changes current practice, in part, as follows: (1) contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration; (2) transaction costs will be expensed as incurred, rather than capitalized as part of the purchase price; (3) pre-acquisition contingencies, such as legal issues, will generally have to be accounted for in purchase accounting at fair value; and (4) in order to accrue for a restructuring plan in purchase accounting, the requirements in FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, would have to be met at the acquisition date. While there is no expected impact to our consolidated financial statements on the accounting for acquisitions completed prior to December 31, 2008, the adoption of Statement 141(R) on January 1, 2009 could materially change the accounting for business combinations consummated subsequent to that date.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits, but does not require entities to measure financial instruments and certain other items at fair value and is effective for us beginning January 1, 2008. As we have not elected to fair value any of our financial instruments under the provisions of SFAS 159, the adoption of this statement will not have any impact to our consolidated financial statements.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. SFAS 157 also expands financial statement disclosures about fair value measurements. On February 6, 2008, the FASB issued FASB Staff Position (FSP) 157-b which delays the effective date of SFAS 157 for one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 and FSP 157-b are effective for financial statements issued for fiscal years beginning after November 15, 2007. We have elected a partial deferral of SFAS 157 in accordance with the provisions of FSP 157-b related to the measurement of fair value when evaluating goodwill, other intangible assets and other long-lived assets for impairment. The impact of partially adopting SFAS 157 effective January 1, 2008 is not expected to be material to our consolidated financial statements.

3. Business Acquisitions

In accordance with SFAS No. 141, Business Combinations (“SFAS 141”), we record acquisitions under the purchase method of accounting. Accordingly, the purchase price is allocated to the tangible assets and liabilities and intangible assets acquired, based on their estimated fair values. The excess purchase price over the fair value

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

3. Business Acquisitions (continued)

of indentified assets is recorded as goodwill. Under SFAS 142, goodwill and purchased intangibles with indefinite lives are not amortized but are reviewed for impairment annually, or more frequent, if impairment indicators arise. Purchased intangibles with definite lives are amortized over their respective useful lives.

Acquisition of Linotype

On August 1, 2006, we completed the acquisition of Linotype, a German company and a leader in the development, marketing, licensing and servicing of digital fonts and proprietor of a font library comprised of typefaces. We also acquired certain fonts and other intellectual property assets from the seller of Linotype. With the purchase of Linotype, we acquired access to a large library of fonts, a strong brand with a significant web presence and a more complete offering for the creative professional market. We have also reduced our cost of revenue by the amount paid to Linotype to license their fonts prior to the acquisition. We restructured our debt agreements to fund the acquisition (see Note 7). Linotype’s results of operations have been included in our consolidated financial statements since the date of acquisition and all inter-company balances have been eliminated. The total purchase price for Linotype and the related intellectual property, which was purchased separately, was approximately $59.7 million in cash, which included the related acquisition costs of approximately $0.7 million, and was allocated as follows:

Fair Value at Acquisition Date (in thousands)
Assets:
Current assets	$5,192
Non-current assets	59
Fixed assets	691
Customer relationships	5,800
Technology	9,600
Trademarks	5,600
Non-compete agreements	1,300
Goodwill	43,085

Total assets acquired	71,327
Current liabilities assumed	(6,090)
Deferred income taxes	(5,547)

Net assets acquired	$59,690

The acquired intangible assets that are subject to amortization have a weighted average useful life of approximately 14 years. Customer relationships and technology have an estimated 15 year life and non-compete agreements have an estimated five year life. These assets will be amortized over their respective useful lives. Trademarks have an indefinite life and are subject to annual review to determine if an impairment exists. The fair value of the assets acquired and liabilities assumed was less than the purchase price, resulting in goodwill of $43.1 million.

We made an election under Section 338(g) of the U.S. Internal Revenue Code, or IRC to treat the acquisition of the stock of Linotype as an asset acquisition for U.S. tax purposes. In addition, we have filed an election to treat Linotype as a disregarded entity for U.S. tax purposes. As a result, all of the goodwill is expected to be deductible for U.S. income tax purposes.

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

3. Business Acquisitions (continued)

Pro Forma Financial Information

The following unaudited pro forma financial information (in thousands, except per share data) presents the combined results of operations of the Monotype Imaging and Linotype as if the acquisition had occurred as of the beginning of the period presented, after giving effect to certain adjustments, including amortization of intangibles. The unaudited pro forma financial information does not necessarily reflect the results of operations that would have occurred had the combined companies constituted a single entity during such periods, and is not necessarily indicative of the results which may be obtained in the future.

Year Ended December 31, 2006
Pro forma revenues	$96,689
Pro forma net income	$8,194
Net loss available to common stockholders	$(16,193)
Pro forma basic and diluted loss per share	$(6.89)

Acquisition of China Type Design

On July 28, 2006, we acquired 80.01% of the capital stock of China Type Design, a Hong Kong corporation specializing in font design, for approximately $4.1 million in cash and three promissory notes in the aggregate face amount of $0.6 million that were convertible into a total of 400,000 shares of our restricted common stock at the option of the holder or automatically if a drag along right is exercised or upon an initial public offering (see Note 7). With the China Type Design acquisition, we acquired a library of Asian stroke-based fonts and gained the capability to develop and produce these fonts. At the time of this acquisition, we already had a 19.99% ownership interest in China Type Design, and following the acquisition, it became our wholly-owned subsidiary. The results of operations of China Type Design have been included in our consolidated financial statements since the date of acquisition and all intercompany balances have been eliminated. Prior to the acquisition, we did not have the ability to exercise significant influence over operating and financial policies of China Type Design and, accordingly, the results of its operations were accounted for using the cost method of accounting.

The total purchase price of $4.8 million, including related acquisition costs of approximately $0.1 million has been allocated as follows:

Fair Value at Acquisition Date (in thousands)
Assets:
Current assets	$1,507
Fixed assets	61
Customer relationships	400
Technology	200
Trademarks	100
Non-compete agreements	300
Goodwill	2,726

Total assets acquired	5,294
Current liabilities assumed	(363)
Deferred income taxes	(180)

Net assets acquired	$4,751

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

3. Business Acquisitions (continued)

The acquired intangible assets that are subject to amortization have a weighted average useful life of approximately 12 years. Customer relationships and technology have an estimated 15 year life and non-compete agreements have an estimated six year life. These assets will be amortized over their respective estimated useful lives. Trademarks have an indefinite life and are subject to annual review to determine if an impairment exists. The fair value of the assets acquired and liabilities assumed was less than the purchase price, resulting in goodwill of $2.7 million.

The results of operations of China Type Design were not material to our results; accordingly no pro forma financial information has been presented.

4. Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31,
	2007	2006
Computer equipment	$3,368	$1,949
Furniture and fixtures	1,276	1,029
Leasehold improvements	141	135

Total cost	4,785	3,113
Less accumulated depreciation and amortization	(2,495)	(1,178)

Property and equipment, net	$2,290	$1,935

Depreciation and amortization expense for the years ended December 31, 2007, 2006 and 2005, was $1.0 million, $0.6 million and $0.5 million, respectively.

5. Goodwill and Intangible Assets

Goodwill

The changes in the carrying value of goodwill are as follows (in thousands):

Balance at December 31, 2005	$92,124
Acquisition of China Type Design	2,726
Acquisition of Linotype	43,020
Foreign currency exchange rate changes	1,215
Deferred tax adjustment (Note 11)	(633)

Balance at December 31, 2006	138,452
Foreign currency exchange rate changes	4,804
Deferred tax adjustment (Note 11)	(1,910)

Balance at December 31, 2007	$141,346

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

5. Goodwill and Intangible Assets (continued)

Intangible Assets

Intangible assets are stated at cost and are amortized over the expected life of the asset. Intangible assets as of December 31, 2007 and 2006 are as follows (dollar amounts in thousands):

	Life (Years)	December 31, 2007			December 31, 2006
		Gross Carrying Amount	Accumulated Amortization	Net Balance	Gross Carrying Amount	Accumulated Amortization	Net Balance
Customer relationships	10-15	$46,657	$(13,206)	$33,451	$46,011	$(8,758)	$37,253
Acquired technology	12-15	43,634	(9,197)	34,437	43,393	(5,800)	37,593
Non-compete agreements	4-6	11,691	(8,261)	3,430	11,547	(5,477)	6,070
Trademarks		26,728	—	26,728	26,103	—	26,103
Domain names		4,400	—	4,400	4,400	—	4,400

Total		$133,110	$(30,664)	$102,446	$131,454	$(20,035)	$111,419

Amortization expense is calculated on the straight-line method. Amortization of acquired technology is a cost of revenue and for the years ended December 31, 2007, 2006 and 2005 was $3.4 million, $3.0 million and $2.4 million, respectively. Amortization of other intangible assets for the years ended December 31, 2007, 2006 and 2005 was $7.2 million, $6.7 million and $6.5 million, respectively.

Estimated future intangible amortization expense based on balances at December 31, 2007 is as follow (in thousands):

	Acquired Technology	Other Intangible Assets
2008	$3,391	$6,791
2009	3,391	4,729
2010	3,391	4,729
2011	3,391	4,729
2012	3,391	4,605
Thereafter	17,482	11,298

Total amortization expense	$34,437	$36,881

6. Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31,
	2007	2006
Payroll and related benefits	$5,256	$4,212
Royalties	2,223	2,638
Interest	1,140	2,080
Legal and audit fees	727	2,436
Sales taxes	2,264	212
Other	1,506	1,105

Total accrued expenses	$13,116	$12,683

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

7. Debt

Long-term debt consists of the following (in thousands):

	December 31,
	2007	2006
First Lien Credit Facility—$132.5 million, interest at London Inter-Bank Offering Rate (LIBOR) plus 2.75% (7.75% at December 31, 2007), and $1.67 million at Prime plus 1.25% (8.5% at December 31, 2007) due in monthly installments of principal and interest through July 2012	$134,167	$136,833
Second Lien Credit Facility—interest at LIBOR plus 6.75% payable monthly in arrears	—	70,000
Convertible note payable	—	600
Note payable—Other	38	58

	134,205	207,491
Less unamortized financing costs and debt discount	(2,805)	(4,593)

Total debt	131,400	202,898
Less current portion	(18,582)	(13,105)

Long-term debt	$112,818	$189,793

The aggregate annual maturities of long-term debt are as follows (in thousands):

Years ending December 31:
2008	$18,582
2009	12,876
2010	14,000
2011	14,000
2012	74,747

Credit Facilities

On July 30, 2007, in connection with our initial public offering, we amended and restated our First Lien Credit Facility which increased our borrowing there under to $140.0 million from $128.4 million and increased the maximum available under our revolving line-of-credit to $20 million (“Amended and Restated Credit Agreement”). In connection with this amendment and restatement, we paid a fee of $0.7 million. Using proceeds from our initial public offering, proceeds from the Amended and Restated Credit Agreement and cash on hand, we paid the entire $70 million outstanding balance on our Second Lien Credit Facility, together with a prepayment penalty fee of $1.4 million. The prepayment penalty fee was charged to operations as a debt extinguishment expense, along with approximately $1.6 million of previously capitalized debt financing costs associated with the Second Lien Credit Facility that were written off upon the payoff and termination of the facility.

Upon entering into our Amended and Restated Credit Agreement, our scheduled monthly principal payments were increased to approximately $1.2 million throughout the term of the facility, which expires in July 2012. The Amended and Restated Credit Agreement provides for an additional annual mandatory principal payment based on excess cash flow, as defined by the agreement, which must be paid within five days of the delivery of our audited financial statements. The next twelve scheduled monthly payments are reduced ratably by an aggregate of 50% of

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

7. Debt (continued)

this additional payment. Accordingly, we have included an additional $4.6 million in the current portion of long-term debt at December 31, 2007. Borrowings under the Amended and Restated Credit Agreement continue to bear interest at either (i) the prime rate plus a margin, or (ii) LIBOR plus a margin as defined by the Amended and Restated Credit Agreement, payable monthly. However, the margin for prime rate borrowings was reduced from 1.75% to 1.25%, and the margin for LIBOR rate borrowings was reduced from 3.25% to 2.75%. In addition, while the Amended and Restated Credit Agreement continues to be secured by substantially all of our assets and continues to place limitations on indebtedness, liens, dividends and distributions, asset sales, transactions with affiliates and acquisitions and conduct of business, all as defined in the agreements, the limitation on capital spending and certain other financial covenants were removed. The only remaining financial covenant in our Amended and Restated Credit Agreement is a maximum leverage ratio. The leverage ratio is defined as the ratio of aggregate outstanding indebtedness to trailing twelve months Adjusted EBITDA. Adjusted EBITDA is defined as consolidated net earnings (or loss), plus net interest expense, income taxes, depreciation and amortization and share based compensation. The Amended and Restated Credit Agreement also contains provisions for an increased interest rate during periods of default. We do not believe that these covenants will affect our ability to operate our business, and we were in compliance with the covenants under our Amended and Restated Credit Agreement as of December 31, 2007.

As of December 31, 2007, the blended interest rate on the Amended and Restated Credit Agreement was 7.752%.

The First and Second Lien Credit Facilities were originally entered into in November 2004, to partially finance our acquisition from Agfa. Our First Lien Credit Facility provided for a $75.0 million term loan and a $5.0 million revolving line-of-credit that were to expire on July 28, 2011. Our Second Lien Credit Facility term loan provided a $40.0 million term loan which was due and payable in full on July 28, 2011.

In August 2005, we amended our First and Second Lien Credit Facilities to increase the borrowings permitted under the Credit Facilities to $100.0 million and $65.0 million, respectively. The additional borrowings were used to finance a recapitalization whereby holders of our convertible redeemable preferred stock received cash payments in the aggregate amount of approximately $48.3 million and certain subordinated notes issued to TA Associates, D.B. Zwirn and certain former officers and employees of Agfa Monotype were retired at their face amount plus accrued and unpaid interest, plus a pre-payment premium equal to 6.0% of the face amount.

In July 2006, we again amended our permitted borrowings under our First and Second Lien Credit Facilities to increase the borrowings permitted under the Credit Facilities to $140.0 million and $70.0 million, respectively. We also increased the maximum borrowings under the revolving line-of-credit of our First Lien Credit Facility to $10.0 million. These amendments were made primarily to fund the acquisition of Linotype.

The principal amount of the First Lien Credit Facility term loan was payable in monthly installments of approximately $0.8 million in year one, $1.0 million in year two and $1.1 million in year three and thereafter through maturity. In addition, based on the annual audited financial statements, if the leverage ratio, as defined in the First Lien Credit Facility agreement, as of the end of the year, exceeded a specified maximum, we would be required to repay 50.0% of Adjusted EBITDA less payments for principal, interest, capital expenditures and taxes for the period. The next twelve scheduled monthly payments would then be reduced ratably by an aggregate of 50% of this additional payment. The additional payment made in April 2007 was $3.3 million and our next twelve monthly payments thereafter were accordingly reduced by $136 thousand each. Our Second Lien Credit Facility term loan provided a $70.0 million term loan which was due and payable in full on July 28, 2011. At our option, borrowings under these facilities bore interest at either (i) the prime rate plus a margin, as defined

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

7. Debt (continued)

by the respective credit agreement, or (ii) the London Interbank Offered Rate (“LIBOR”) plus a margin as defined by the respective credit agreement, payable monthly. The Credit Facility was secured by substantially all of our assets and was senior to all other debts of the Company. The Credit Facilities required us to maintain certain identical quarterly financial covenants, including minimum Adjusted EBITDA, a minimum fixed charge coverage ratio, a maximum leverage ratio, and a maximum amount of capital spending.

In November 2004, we paid loan origination fees for the term loans totaling $2.8 million that were recorded as a reduction in the proceeds received by us, and accounted for as debt discounts, which, accordingly, were amortized into interest expense over the life of the related loans using the effective interest method, until amendment of the Credit Facilities in August 2005. Upon the amendments of the Credit Facilities in August 2005 and July 2006, we incurred additional fees to the lenders totaling approximately $1.4 million and $1.9 million, respectively. These fees were also recorded as reductions in the proceeds received by us, and accounted for as debt discounts. Accordingly, they are amortized into interest expense over the life of the related loans using the effective interest method.

There were no outstanding borrowings on the revolving line-of-credit at December 31, 2007 or 2006.

Convertible Notes Payable

In connection with the acquisition of China Type Design (see Note 3), we issued three convertible notes payable with an aggregate face amount of $0.6 million to the former shareholders of China Type Design. The convertible notes payable were convertible into restricted common stock of the Company upon certain trigger events. The convertible notes bore interest at a fixed stated rate of 3.90% per annum, and were payable together with all accrued interest, upon maturity in July 2010. As the stated interest rate was below market rates of interest, we recognized a discount on the debt based upon our incremental borrowing rate at the time of issuance. The discount recognized of $116 thousand was amortized and charged to interest expense over the term of these notes.

On July 30, 2007, upon completion of the Company’s initial public offering, these convertible notes were converted into 415,903 shares of restricted common stock of the Company. In the year ended December 31, 2007, we incurred $2.6 million of share-based compensation expense on these restricted shares which was included in research and development expense within our consolidated statements of operations. We expect to record additional share based compensation charges related to these restricted shares as they vest. In connection with the conversion of these notes into common stock, the remaining debt discount balance of $96 thousand at July 30, 2007 was charged to interest expense within our consolidated statement of operations.

8. Long-Term Incentive Compensation Plan

Through 2004, we maintained a long-term incentive compensation program for certain of our key employees that provided for incentive payments based on the Company’s overall profitability. Payments earned under the program in 2004 were due in three equal annual installments; the first two installments were paid in February 2005 and 2006, and the last remaining installment was paid in February 2007. As of December 31, 2007 and 2006, $0 and $0.9 million was accrued for payments to be disbursed under the program, which are included in deferred compensation in the accompanying consolidated balance sheets. This program was discontinued in 2004 and as a result, there was no compensation expense, related to this plan, charged to operations in the years ended December 31, 2007, 2006 and 2005.

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

9. Employee Benefit Plans

Defined Contribution Plans

The Company has a defined contribution employee savings plan in the United States. In the United States, the provisions of Section 401(k) of the Internal Revenue Code under which its United States employees may make contributions govern the plan. As prescribed by the 401(k) Plan, we make a dollar-for-dollar matching contribution up to the first 6.0% of the participant’s compensation. The 401(k) Plan also provides for a discretionary employer profit sharing contribution. Participants are fully vested in the current value of their contributions and all earnings thereon. Participants become vested in the employer contributions and all earnings thereon based on years of service as follows: 25.0% vested after one year; 50.0% vested after two years; 100.0% vested after three years. In the United Kingdom we contribute 5% of each employee’s salary into a retirement account provided the employee contributes a minimum of 3% of salary. Contributions in the United States and United Kingdom were $0.9 million, $0.9 million and $1.0 million for the years ended December 31, 2007, 2006 and 2005, respectively, and have been included in the accompanying consolidated statements of operations.

Defined Benefit Pension Plan

Linotype maintains an unfunded defined benefit pension plan based on the “Versorgungsordnung der Heidelberger Druckmaschinen AG” (the “Linotype Plan”) which covers substantially all employees of Linotype who joined before April 1, 2006, at which time the Linotype Plan was closed. Employees are entitled to benefits in the form of retirement, disability and surviving dependent pensions. Benefits generally depend on years of service and the salary of the employees.

Adoption of SFAS 158

On December 31, 2006, we adopted the recognition and disclosure provisions of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“SFAS No. 158”). SFAS No. 158 requires the recognition of the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of the pension plan in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial gains or losses, unrecognized prior service costs or unrecognized transition obligation remaining from the initial adoption of FASB No. 87, Employers’ Accounting for Pensions, or FASB No. 87, if any. These amounts will be subsequently recognized as net periodic pension cost pursuant to our historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of SFAS No. 158.

The incremental effects of adopting the provisions of SFAS No. 158 on our consolidated balance sheet at December 31, 2006, are presented in the following table. The adoption of SFAS No. 158 had no effect on the Company’s consolidated statement of income for the year ended December 31, 2006. The effect of recognizing the additional minimum liability is included in table below in the column labeled “Prior to Adopting of SFAS No. 158.”

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

9. Employee Benefit Plans (continued)

	At December 31, 2006
	Prior to Adopting SFAS No. 158	Effect of Adopting SFAS No. 158	As Reported at December 31, 2006
Accrued pension liability	$3,176	$(67)	$3,109
Accumulated other comprehensive income, net of tax	533	41	574

The components of net periodic benefit cost included in the accompanying consolidated statement of operations were as follows:

	2007	Period from Acquisition through December 31, 2006
Service cost	$122	$46
Interest cost	144	55

Net periodic benefit cost	$266	$101

For the year ended December 31, 2007 and the period from August 1, 2006 to December 31, 2006, we paid benefits of approximately $55 thousand and $21 thousand, respectively, to plan participants.

The assumptions used to determine the net periodic benefit cost were as follows:

	2007	Period from Acquisition through December 31, 2006
Weighted-average Discount Rate	5.5%	4.5%
Weighted-average Rate of Compensation Increase	2.0%	2.0%

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

9. Employee Benefit Plans (continued)

Reconciliation of Funded Status and Accumulated Benefit Obligation

The Linotype Plan is an unfunded plan and accordingly has no assets. A reconciliation of the beginning and ending balance of the projected benefit obligation for the year ended December 31, 2007 and the period from acquisition (August 1, 2006) to December 31, 2006, is as follow:

	2007	2006
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$3,109	$3,092
Service cost	122	46
Interest cost	144	55
Actuarial changes in assumptions and experience	(468)	(67)
Benefits paid	(55)	(21)
Foreign currency exchange rate changes	318	4

Projected benefit obligation at end of year	$3,170	$3,109

Accumulated benefit obligation	$3,056	$2,934

Funding status at end of year	$(3,170)	$(3,109)

Net Amounts Recognized in the Financial Statements:
Current liability	$70	$—
Unrecognized actuarial gain reported within accrued pension benefits and accumulated other comprehensive loss	$3,100	$3,109

Net accrued pension liability recognized	3,170	3,109
Amounts included in other accumulated comprehensive income not yet recognized in periodic pension cost, net of tax	369	41
Amounts expected to be amortized from accumulated comprehensive income into net periodic pension costs over the next fiscal year consists of net actuarial gain/loss	17	—

Linotype also provides cash awards to its employees based on length of service. At December 31, 2007 and 2006, the balance accrued for such benefits totaled $99 thousand and $75 thousand, respectively, and is included in accrued pension benefits in the accompanying consolidated balance sheets.

The assumptions used to determine the accrued pension benefits (obligations) were as follows:

	2007	2006
Weighted-average Discount Rate	5.5%	4.5%
Weighted-average Rate of Compensation Increase	2.0%	2.0%
Rate of Inflation	2.0%	1.75%

The most recent actuarial valuation of the plan was performed as of December 31, 2007. The measurement dates are December 31, 2007 for 2007 and December 31, 2006 and August 1, 2006 for 2006.

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

9. Employee Benefit Plans (continued)

The following table reflects the total future expected benefit payments to plan participants. These payments have been estimated based on the same assumptions used to measure the Company’s benefit obligation at year end.

Expected Future Benefit Payments:
2008	$70
2009	80
2010	84
2011	90
2012	104
2013-2017	833

10. Related-Party Transactions

On July 28, 2006, we acquired 80.01% of the capital stock of China Type Design, which is described in more detail in Note 3. At the time of this acquisition, we had a 19.99% ownership interest in China Type Design and did not have the ability to exert significant influence over its operations. Accordingly, prior to the acquisition the results of operations of China Type Design were accounted for using the cost method of accounting. We received dividend income of $0.5 million and $0.1 million from China Type Design during the period January 1, 2006 to July 27, 2006 and the year ended December 31, 2005, respectively.

We paid consulting fees to China Type Design for font design services, which are included in research and development expense in the accompanying consolidated statements of operations. For the period January 1, 2006 to July 27, 2006 and the year ended December 31, 2005, consulting fees to China Type Design totaled approximately, $0.7 million and $0.7 million, respectively.

We also paid royalties to China Type Design for font sales, which are included in our cost of revenue in the accompanying consolidated statements of operations. In the period January 1, 2006 to July 27, 2006 and the year ended December 31, 2005, we incurred approximately $0.1 million and $0.2 million, respectively for royalty expenses to China Type Design.

In addition, we received royalty income from China Type Design for font sales, which is included in revenue in the accompanying consolidated statements of operations. In the period January 1, 2006 to July 27, 2006 and the year ended December 31, 2005, we recognized royalty income from China Type Design of approximately $14 thousand and $21 thousand, respectively.

11. Income Taxes

The components of domestic and foreign income before the provision for income taxes are as follows (in thousands):

	2007	2006	2005
U.S	$6,010	$8,558	$10,030
Foreign	7,886	4,425	1,775

Total income before income tax provision	$13,896	$12,983	$11,805

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

11. Income Taxes (continued)

The components of the income tax provision are as follows (in thousands):

	December 31,
	2007	2006	2005
Current
State and local	$424	$323	$174
U.S. Federal	811	1,417	—
Foreign jurisdictions	4,645	2,135	1,573

	5,880	3,875	1,747
Deferred
State and local	4	252	658
U.S. Federal	396	1,752	2,402
Foreign jurisdictions	(1,448)	42	(123)

	(1,048)	2,046	2,937

Total provision	$4,832	$5,921	$4,684

During the year, the Company recognized a tax benefit of $0.9 million related to stock based compensation, and has recorded a credit to additional paid in capital for this amount. In addition, the Company has reduced goodwill by $1.9 million related to realization of tax benefits related to acquisitions.

A reconciliation of income taxes computed at federal statutory rates to income tax expense is as follows (dollar amounts in thousands):

	December 31,
	2007		2006		2005
Provision for income taxes at statutory rate	$4,864	35.0%	$4,414	34.0%	$4,132	35.0%
State and local income taxes, net of federal income (tax) benefit	278	2.0%	380	2.9%	540	4.6%
Foreign dividends	—	—	1,374	10.6%	—	—
Foreign tax credits	—	—	(201)	(1.5)%	—	—
Foreign rate differential	(30)	(0.2)%	—	—	(98)	(0.8)%
Effect of German rate change on deferred taxes	(1,427)	(10.3)%	—	—	—	—
Stock compensation	1,226	8.8%	—	—	—	—
Research credits	(342)	(2.4)%	—	—	—	—
Other, net	263	1.9%	(46)	(0.4)%	110	0.9%

Reported income tax provision	$4,832	34.8%	$5,921	45.6%	$4,684	39.7%

For the year ended December 31, 2007, our effective tax rate was 34.8%. The rate is lower than our 2006 effective tax rate, primarily as a result of the impact of the change in tax rates in Germany, from 40% to 30%. This has resulted in a decrease in deferred taxes provided in Germany. This has been offset by the tax effect of stock compensation charges for financial reporting purposes that may not result in deductions for tax purposes. In addition, the Company has recognized tax benefits related to research credits in the current year.

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

11. Income Taxes (continued)

Significant components of the Company’s deferred tax assets and liabilities consisted of the following (in thousands):

	December 31,
	2007	2006
Deferred tax assets:
Compensation related deductions	$174	$—
Foreign reserves and other	19	617
Fixed assets	115	79
Tax credit carryforwards	5,958	5,125
Deferred rent	—	98
Accrued expenses	20	77
Other	—	17

Subtotal deferred tax assets	6,286	6,013
Valuation allowance	(3,171)	(5,125)

Total deferred income tax assets	$3,115	$888

Deferred tax liabilities:
Intangible assets	$3,098	$7,769
Goodwill	11,001	5,351
Unrealized gains	5	—
Deferred financing costs	—	976
Other	1,463	368

Total deferred tax liabilities	$15,567	14,464

Net deferred tax liabilities	$12,452	$13,576

Allocated as follows:
Net deferred income tax assets—short-term	1,506	793
Net deferred income tax assets—long-term (1)	1,609	—
Net deferred income tax liabilities—long-term	(15,567)	(14,369)

Net deferred income tax liabilities	$(12,452)	$(13,576)

(1)	Included in other assets in the accompanying consolidated balance sheet.

In assessing the realizability of the deferred tax assets, the primary evidence we considered included the cumulative pre-tax income for financial reporting purposes over the past three years, and the estimated future taxable income based on historical, as well as subsequent interim period operating results. After giving consideration to these factors, we concluded that it was more likely than not that the domestic deferred tax assets would be fully realized, and as a result, no valuation allowance against the domestic deferred tax assets was deemed necessary at December 31, 2007 and 2006. However, realization of certain other foreign deferred tax assets were not deemed to be more likely than not, and as a result a full valuation allowance against the foreign deferred tax assets was recognized as of December 31, 2006.

We established a valuation allowance of $5.1 million, in the year ended December 31, 2006, for the potential foreign tax credits that would be generated by Linotype Germany’s deferred tax liability related to

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

11. Income Taxes (continued)

various purchase accounting adjustments. As of December 31, 2007 this valuation allowance against these credits is $3.2 million. The company realized $0.3 million of these credits in the current year and adjusted goodwill by this amount. In addition, the Company has determined that it is more likely than not that it would realize a benefit of additional credits, or U.S. deductions, equal to a tax benefit of $1.3 million and recorded an additional reduction of goodwill. We have elected to treat Linotype as a branch for U.S. tax purposes, and therefore are eligible to claim a foreign tax credit for taxes paid to Germany. As a result of the complexity of the U.S. foreign tax credit computation, and the uncertainty related to whether we will be entitled to a foreign tax credit when the related taxes are paid or accrued, we have established a valuation allowance against the remaining balance of these credits.

As a result of the implementation of FIN 48, the Company has classified approximately $1.4 million to its reserve for uncertain tax positions at December 31, 2007.

The following is a reconciliation of the Company’s gross uncertain tax positions at December 31, 2007 (in thousands):

January 1, 2007	$1,663
Increases related to positions taken in prior years	604
Increases related to positions taken in the current year	—
Decrease related to positions taken in current year	(599)

December 31, 2007	$1,668

Of this amount of unrecognized tax benefits, approximately $1 million, if recognized, would result in a reduction of the Company’s effective tax rate. As of December 31, 2007, the Company has recorded a liability of $1.4 million related to uncertain tax positions, in long term liabilities. The balance of the uncertain tax positions relate to deferred tax assets that have been reduced. The Company recognizes interest and penalties as a component of income tax expense. As of December 31, 2007 the Company has accrued approximately $0.3 million for tax related interest and penalties. The current year tax provision includes a provision of $0.2 million for interest or $0.1 million, net of federal benefit.

The Company has foreign tax credit carry forwards of $1.2 million, which will expire in 2017. In addition, the Company has recorded research credit carry forwards of $341 thousand, which will expire in 2027.

The Company monitors the undistributed earnings of foreign subsidiaries and, as necessary, provides for income taxes on those earnings that are not deemed permanently invested. As of December 31, 2007, there were no undistributed earnings in our foreign subsidiaries.

The Company is currently subject to audit by the Internal Revenue Service and foreign jurisdictions for the years 2004 through 2007. The Company and its subsidiaries state income tax returns are subject to audit for the years 2004 through 2007.

Cash paid for income taxes during 2007, 2006 and 2005 was $3.7 million, $0.2 million, and $2.0 million, respectively.

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

12. Stockholders’ Equity

Initial Public Offering

We completed our initial public offering on July 30, 2007 issuing 6.5 million shares of our common stock at a price of $12.00 per share (see Note 1).

Capital Stock

Convertible Redeemable Preferred Stock

In November 2004, Imaging Holdings Corporation (“IHC”) entered into a stock purchase agreement (the “Stock Agreement”), and various employee investment agreements, under which IHC sold an aggregate of 5,826,750 shares of Convertible Redeemable Preferred Stock (“CRPS”) to certain investors and employees for a total of $58.3 million. In May 2005, IHC issued an additional 19,405 shares of CRPS for $15.46 per share.

In August 2005, all outstanding shares of common stock and CRPS of IHC were converted into an equivalent number of shares of the Company. Under the terms of the conversion, holders of CRPS received $8.26 per share converted, and the per share liquidation preference was reduced by this amount. The total cash paid to the holders of CRPS of $48.3 million was financed by the proceeds from amendments to the Credit Facilities (see Note 7). The relative equity interests of our stockholders remained unchanged following this recapitalization.

At December 31, 2006 we had authorized 5,994,199 share of convertible redeemable preferred stock, or CRPS with a par value of $0.01 per share. CRPS held senior rank in all respects to all other classes or series of capital stock of the Company.

The significant rights, preferences and privileges of the CRPS were as follows:

Voting: The holders of CRPS were entitled to the number of votes equal to the number of shares of common stock into which they were convertible. In addition, voting together as a separate class, they were entitled to elect two members of the Board of Directors of the Company.

Dividends: Each holder was entitled to receive dividends at such times and in such amounts as were received by the holders of outstanding shares of common stock, pro rata based on the number of shares of common stock held by each, determined on an as-if-converted basis. Such dividends were not cumulative.

Liquidation: Upon a liquidation, holders of the CRPS would receive the greater of $1.74 per share plus any declared but unpaid dividends, and such amount as they would have received if they had converted the CRPS into shares of our common stock and redeemable preferred stock (“RPS”) prior to such liquidation.

Redemption: At any time on or after November 5, 2010, the holders of not less than a two-thirds interest could elect to have redeemed up to 50.0% of the originally issued and outstanding shares of CRPS held by each holder at such time. Additionally, at any time on or after November 5, 2011, the holders of not less than a two-third interest could elect to have redeemed the remaining percentage up to 100.0% of originally issued and outstanding shares of CRPS held by each holder at such time. The redemption price was to be the greater of $1.74, plus any declared but unpaid dividends, and the fair market value of the CRPS.

In connection with our initial public offering, on July 30, 2007 all of the outstanding CRPS or 5,840,354 shares, converted into 23,361,416 shares of common stock and 5,840,354 shares of redeemable preferred stock.

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

12. Stockholders’ Equity (continued)

The conversion resulted in approximately $64.6 million being reclassified to the capital accounts of the Company, and approximately $9.7 million being reclassified to redeemable preferred stock. At December 31, 2007 we had no authorized CRPS.

Redeemable Preferred Stock

At December 31, 2006 we had authorized 5,994,199 share of redeemable preferred stock, or RPS, with a par value of $0.01 per share. In connection with our initial public offering, our outstanding CRPS was converted into 5,840,354 shares of RPS. Also in accordance with our initial public offering and in accordance with the redemption features of our RPS, all of those RPS shares were redeemed at $1.653 per share. We used approximately $9.7 million in proceeds from the initial public offering to redeem all of the shares of RPS. At December 31, 2007 we had no authorized RPS.

The significant rights, preferences and privileges of the RPS were as follows:

Voting: The holders of outstanding shares of RPS, voting together as a separate class, were entitled to elect one member of the Board of Directors. Holders of RPS were not entitled to vote on other matters, except to the extent required by law.

Dividends: The holders of outstanding shares of RPS were entitled to receive, before any dividends shall be paid to any holders of common stock, cumulative dividends at the rate of two percent (2%) per annum per share of RPS from the date of issue. Dividends shall accrue daily in arrears and be compounded quarterly, whether or not such dividends were declared by the Board of Directors and paid.

Liquidation: Upon a liquidation event, holders of outstanding shares of RPS would receive $1.653 per share, plus any accumulated but unpaid dividends.

Redemption: At any time on or after November 5, 2010, the holders of not less than a two-thirds interest could elect to have redeemed up to fifty percent (50%) of the originally issued and outstanding shares of RPS held by each holder at such time. Additionally, at any time on or after November 5, 2011, holders of not less than a two-thirds interest could elect to have redeemed the remaining percentage up to 100% of the originally issued and outstanding shares of RPS held by each holder at such time.

Preferred Stock

At December 31, 2007, we had authorized 10,000,000 shares of preferred stock with a par value of $0.001 per share. At December 31, 2006, none was authorized. There were no outstanding shares of preferred stock at December 31, 2007 or 2006.

Common Stock

At December 31, 2007 and December 31, 2006, we had authorized 250,000,000 shares and 40,000,000 shares, respectively, of common stock with a par value of $0.001 per share.

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

12. Stockholders’ Equity (continued)

Accumulated other comprehensive income

The following table provides the components of accumulated other comprehensive income (loss):

	Foreign Currency Translation Adjustment	SFAS No. 158 Pension Liability	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2005	$(48)	$—	$(48)
Current year change, net of tax of $368 and $26 for foreign currency translation and SFAS No. 158, respectively	581	41	622

Balance at December 31, 2006	533	41	574
Current year change, net of tax of $1,095 and $140 for foreign currency translation and SFAS No. 158, respectively	1,719	328	2,047

Balance at December 31, 2007	$2,252	$369	$2,621

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

13. Net income (loss) per share

The following table presents a reconciliation of the numerator and denominator used in the calculation of basic and diluted net income (loss) per share under the “two class” method (in thousands, except per share data):

	Year Ended December 31,
	2007	2006	2005
Numerator:
Net income, as reported	$9,064	$7,062	$7,121
Less: Accretion	(34,086)	(24,387)	(5,514)

Net income (loss) available to shareholders	$(25,022)	$(17,325)	$1,607

Allocation of net income (loss):
Basic:
Net income (loss) available for common shareholders	$(25,022)	$(17,325)	$92
Net income available for preferred shareholders	—	—	1,515

Net income (loss)	$(25,022)	$(17,325)	$1,607

Diluted:
Net income (loss)	$(25,022)	$(17,325)	$1,607
Less: Dividends on redeemable preferred stock	—	—	(193)

Net income (loss) available for common shareholders	$(25,022)	$(17,325)	$1,414

Denominator:
Weighted-average shares of common stock outstanding	17,099,950	3,756,636	3,620,124
Less: Weighted-average shares of unvested restricted common stock outstanding	(925,785)	(1,405,280)	(2,202,640)

Weighted-average number of common shares used in computing basic net income (loss) per common share	16,174,165	2,351,356	1,417,484

Weighted-average shares of common stock outstanding	17,099,950	3,756,636	3,620,124
Less: Weighted-average shares of unvested restricted common stock outstanding	(925,785)	(1,405,280)	—
Weighted-average number of convertible preferred stock	—	—	23,349,108
Weighted-average number of common shares issuable upon exercise of outstanding stock options, based on the treasury stock method	—	—	452,084

Weighted-average number of common shares used in computing diluted net income (loss) per common share	16,174,165	2,351,356	27,421,316

Computation of net income (loss) per common share:
Basic:
Net income (loss) applicable to common shareholders	$(25,022)	$(17,325)	$92

Weighted-average number of common shares used in computing basic net income (loss) per common share	16,174,165	2,351,356	1,417,484

Net income (loss) per share applicable to common shareholders	$(1.55)	(7.37)	$0.07

Diluted:
Net income (loss) applicable to common shareholders	$(25,022)	$(17,325)	$1,414

Weighted-average number of common shares used in computing diluted net income (loss) per common share	16,174,165	2,351,356	27,421,316

Net income (loss) per share applicable to common shareholders	$(1.55)	$(7.37)	$0.05

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

13. Net income (loss) per share (continued)

The following common share equivalents and unvested restricted shares have been excluded from the computation of diluted weighted-average shares outstanding, for the periods indicated, as their effect would have been anti-dilutive:

	Year Ended December 31,
	2007	2006	2005
Convertible redeemable preferred stock	—	23,370,124	—
Unvested restricted shares	925,785	1,405,280	—
Options	1,322,142	940,972	27,797
Convertible notes payable	—	170,960	—

14. Stock Compensation Plans

In November 2004, the Company’s stockholders approved the 2004 Stock Option and Grant Plan (the “2004 Award Plan”). The 2004 Award Plan provides long-term incentives and rewards to full-time and part-time officers, directors, employees, consultants, advisors and other key persons (collectively, “Key Persons”) who are responsible for, or contribute to, the management, growth or profitability of the Company. Options and stock grants issued under the 2004 Award Plan generally vest over a four year period and expire ten years from the date of grant. The Company has granted incentive stock options, nonqualified stock options and restricted stock awards under the 2004 Award Plan. As of December 31, 2007, 2,591,204 options and 2,810,403 restricted stock awards have been granted under the 2004 Option Plan. There will be no future grants of awards from the 2004 Award Plan. Pursuant to the terms of our 2004 Award Plan, we have the right to repurchase unvested restricted shares from employees upon their termination, and it is generally our policy to do so. In the year ended December 31, 2007 we repurchased 12,358 shares of unvested restricted stock in accordance with the 2004 Award Plan.

In March 2007, the Company’s Board of Directors approved the adoption of the Company’s 2007 Stock Option and Incentive Plan (“2007 Award Plan”), and the 2007 Award Plan was subsequently approved by stockholders in May 2007 and became effective on July 24, 2007. The 2007 Award Plan permits the Company to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards, cash-based awards and dividend equivalent rights to Key Persons. The Company has reserved 4,383,560 shares of common stock for issuance of awards under the 2007 Award Plan after giving effect to a 4-for-1 stock split effective July 5, 2007 (Note 2), and subject to adjustment for any stock split, dividend or other change in the Company’s capitalization. In addition, shares that are forfeited or cancelled from awards under the 2004 Award Plan or the 2007 Award Plan will be available for future grants under the 2007 Award Plan. Stock options granted under the 2007 Award Plan have a maximum term of ten years from the date of grant and generally vest over four years. Option awards granted under the 2007 Award Plan must have an exercise price of no less than the fair market value of the common stock on the date of grant. As of December 31, 2007, 125,483 options and 13,559 restricted stock awards have been granted under the 2007 Option Plan. Pursuant to the terms of our 2007 Award Plan, we automatically reacquire any unvested restricted shares at their original price from the grantee upon termination of employment. In the year ended December 31, 2007, we did not repurchase any shares of our common stock pursuant to the 2007 Award Plan.

Of the 437,462 restricted stock awards granted during 2007, 197,554 were granted to a consultant in connection with China Type Design and is subject to variable accounting in accordance with EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services and SFAS 123R.

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

14. Stock Compensation Plans (continued)

Share Based Compensation

The following presents the impact of share based compensation expense on our condensed consolidated statements of operations (in thousands):

	Year Ended December 31,
	2007	2006
Marketing and selling	$476	$128
Research and development	2,875	78
General and administrative	906	234

Total share based compensation	$4,257	$440

Included in our share based compensation expense in the year ended December 31, 2007, was $2.6 million of expense on the shares of restricted common stock that were issued upon the conversion of the China Type Design promissory notes (see Note 7) which is included in research and development in the accompanying consolidated statements of operations.

As of December 31, 2007, the Company had $5.3 million of unrecognized compensation expense related to employees and directors unvested stock option awards and restricted share awards that are expected to be recognized over a weighted average period of 3.0 years.

Stock Option Awards

Stock option activity for the year ended December 31, 2007 is presented below:

	Number of Shares	Weighted- Average Exercise Price per Share	Aggregate Intrinsic Value (1) (in thousands)	Weighted- Average Remaining Contractual Life (in Years)
Outstanding at December 31, 2006	2,313,376	3.39
Granted	280,883	11.89
Exercised	(212,333)	1.25
Cancelled	(46,157)	5.26

Outstanding at December 31, 2007	2,335,769	$4.57	$24,777	8.2

Exercisable at December 31, 2007	942,843	$2.88	$11,589	7.9

Vested and expected to vest at December 31, 2007 (2)	2,279,077	$4.54	$24,240

(1)	The aggregate intrinsic value is calculated as the positive difference between the exercise price of the underlying options and the quoted price of our shares of common stock on December 31, 2007.

(2)	Represents the number of vested options as of December 31, 2007, plus the number of unvested options expected to vest as of December 31, 2007, based on the unvested options outstanding at December 31, 2007, adjusted for estimated forfeitures.

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

14. Stock Compensation Plans (continued)

Options granted during the 2007 period prior to our IPO on July 25, 2007 and during the year ended December 31, 2006 were as follows:

Accounting Grant Date	Legal Grant Date (1)	Number of Shares	Exercise Price Per Share (1)	Fair Value of Common Stock (2)	Accounting Grant Date Intrinsic Value of Options (3)
February 16, 2006	February 16, 2006	86,952	$1.70	$1.70	$—
October 3, 2006	July 14, 2006	67,356	$4.07	$6.50	$2.43
October 24, 2006	September 30, 2006	992,600	$6.43	$6.97	$0.54
January 10, 2007	December 31, 2006	89,000	$8.50	$8.82	$0.32
May 10, 2007	March 31, 2007	15,556	$11.35	$12.19	$0.84
August 2, 2007	June 30, 2007	50,844	$13.25	$12.00	$—

(1)	The exercise price was based on a contemporaneous valuation as of each legal grant date. The legal grant date is the date on which the compensation committee of the Board of Directors authorized the option grants with exercise prices equal to the fair market value of our common stock as of that date, to be finalized upon completion of a valuation report in the future.

(2)	For accounting purposes, the grant date for stock options cannot precede the date on which all of the necessary approvals were obtained and the key terms of the grant were known. Accordingly, the Company uses the date on which the compensation committee of our Board of Directors receives and approves the applicable valuation report as the grant date for accounting purposes. The fair value of the common stock at the accounting grant date was determined by straight-line interpolation of the fair value of the common stock per the valuation reports preceding and following the accounting grant date.

(3)	The intrinsic value of the options on the accounting grant date represents the increase in fair value of our common stock during the period of time between the legal and the accounting grant dates.

Both the legal and accounting dates of options granted after our initial public offering on July 25, 2007 were the same as we had a readily available value of our common stock on the particular grant dates as traded on the NASDAQ Global Market.

The aggregate intrinsic value of exercised options in the years ended December 31, 2007, 2006 and 2005 was $2.6 million, $61 thousand and $54 thousand, respectively.

Cash received from option exercises under all share-based payment arrangements for the years ended December 31, 2007, 2006 and 2005 was $266 thousand, $8 thousand and $0 thousand, respectively. A tax benefit of approximately $0.9 million was realized from option exercises during the year ended December 31, 2007. Option exercises will result in the issuance of new shares of common stock.

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

14. Stock Compensation Plans (continued)

Unvested Share Awards

Unvested share activity for the year ended December 31, 2007 is presented below:

	Shares	Weighted- Average Grant Date Fair Value Per Share
Unvested shares outstanding at December 31, 2006	1,016,428	$0.22
Granted	437,462	1.43
Vested	(615,413)	0.45
Forfeited	(12,358)	0.00

Unvested shares outstanding at December 31, 2007	826,119	$0.69

15. Segment Reporting

We view our operations and manage our business as one segment: the development, marketing and licensing of technologies and fonts. Factors used to identify our single segment include the financial information available for evaluation by our chief operating decision maker in making decisions about how to allocate resources and assess performance. While our technologies and services are sold into two principal markets, OEM and creative professional, expenses and assets are not formally allocated to these market segments, and operating results are assessed on an aggregate basis to make decisions about the allocation of resources. The following table presents revenue for our two major markets (in thousands):

	Year Ended December 31,
	2007	2006	2005
OEM	$72,612	$64,268	$59,073
Creative Professional	32,540	21,936	14,703

Total	$105,152	$86,204	$73,776

Geographic segment information

The Company attributes revenues to geographic areas based on the location of our subsidiary receiving such revenue. For example, licenses may be sold to large international companies which may be headquartered in Asia for instance, but the sales are received and recorded by our subsidiary located in the United States. This revenue is therefore reflected in the United States totals in the table below. We market our products and services through offices in the US and our wholly-owned subsidiaries and affiliates in the United Kingdom, Germany, Hong Kong, and Japan. The following summarizes revenue by location:

	Year Ended December 31,
	2007		2006		2005
	Sales	% of Total	Sales	% of Total	Sales	% of Total
	(In thousands, except percentages)
United States	$32,873	31.3%	$37,050	43.0%	$45,821	62.1%
Asia	40,823	38.8	33,732	39.1	19,935	27.0
United Kingdom	12,171	11.6	8,653	10.0	8,020	10.9
Germany	19,285	18.3	6,769	7.9	—	—

Total	$105,152	100.0%	$86,204	100.0%	$73,776	100.0%

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

15. Segment Reporting (continued)

Long-lived assets, which include property, plant and equipment and intangibles, but exclude other assets, goodwill, long-term investments and deferred tax assets, are attributed to geographic areas in which Company assets reside and is shown below (in thousands):

	December 31,
	2007	2006
Long-lived assets:
United States	$86,609	$96,297
Asia	1,020	1,021
United Kingdom	62	52
Germany	17,045	15,984

Total	$104,736	$113,354

16. Commitments and Contingencies

Operating Leases

We conduct operations in facilities under operating leases expiring through 2012. In accordance with the lease terms, we pay real estate taxes and other operating costs. The Company’s future minimum payments under non-cancelable operating leases as of December 31, 2007, are approximately as follows (in thousands):

Years ending December 31:
2008	$1,037
2009	988
2010	945
2011	267
2012	7

Total	$3,244

Rent expense charged to operations was approximately $1.6 million, $ 1.2 million, and $1.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

License Agreements

We license fonts and related technology from third parties for development and resale purposes, and certain of our license agreements provide for minimum annual payments. As of December 31, 2007, we had the following minimum commitments under such license agreements (in thousands):

Years ending December 31:
2008	$900
2009	900
2010	100
2011	100
2012	—

$2,000

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

16. Commitments and Contingencies (continued)

Legal Proceedings

Adobe Systems, Incorporated

On October 30, 2006 Adobe filed an action in the United States District Court of the Northern District of California against Linotype alleging that Linotype breached its obligations under agreements between Linotype and Adobe by failing to pay all royalties due under those agreements, submitting inaccurate royalty reports, and using the fonts licensed under those agreements improperly and without authorization. Adobe requested unspecified money damages, a declaratory judgment, costs and attorneys’ fees. On November 9, 2007, Adobe dismissed the case without prejudice.

At December 31, 2004, we had a lawsuit pending against Adobe alleging that Adobe had breached its license agreement with the Company. In April 2005, we entered into a settlement agreement with Adobe which provided for cross-licensing arrangements. No payments to Adobe were required and all proceedings were dismissed.

Bitstream, Inc.

At December 31, 2004, we had a lawsuit pending against Bitstream, a competitor of ours, alleging copyright infringement by Bitstream. In July 2005, the courts ruled in favor of Bitstream, who then filed a motion for recovery of its attorneys’ fees and costs. We believed it was probable that Bitstream would prevail, and accordingly, $0.5 million of accrued legal fees were recognized and included in accrued expenses in the accompanying consolidated balance sheets as of December 31, 2005. In June 2006, we paid the settlement of $0.5 million.

Licensing Warranty

Under our standard license agreement with OEMs, we warrant that the licensed technologies are free of infringement claims of intellectual property rights and will meet the specifications as defined in the licensing agreement for a one-year period. Under the licensing agreements, liability for such indemnity obligations is limited, generally to the total arrangement fee; however, exceptions have been made on a case-by-case basis, increasing the maximum potential liability to agreed upon amounts at the time the contract is entered into. We have never incurred costs payable to a customer or business partner to defend lawsuits or settle claims related to these warranties, and as a result, management believes the estimated fair value of these warranties is minimal. Accordingly, there are no liabilities recorded for these warranties as of December 31, 2007 and 2006.

Monotype Imaging Holdings Inc.

Notes to consolidated financial statements (continued)

17. Supplementary Financial Data (Unaudited)

(in thousands, except share amounts)

	Three Months Ended
	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
Revenue	$27,514	$26,172	$25,756	$25,710	$25,448	$22,786	$19,504	$18,466
Cost of revenue	1,736	1,999	2,223	2,747	1,753	2,327	2,093	2,132
Cost of revenue—Amortization of acquired technology	844	844	844	844	842	829	675	675
Marketing and selling	5,374	4,694	4,607	4,531	4,474	4,250	3,164	3,043
Research and development	4,862	6,079	3,847	4,049	4,086	3,802	2,997	2,928
General and administrative	4,314	3,836	3,919	3,536	4,439	2,067	1,789	1,817
Amortization of intangible assets	1,803	1,792	1,788	1,779	1,797	1,663	1,614	1,613

Total costs and expenses	18,933	19,244	17,228	17,486	17,391	14,938	12,332	12,208

Income from operations	8,581	6,928	8,528	8,224	8,057	7,848	7,172	6,258
Interest expense	3,106	3,981	5,328	5,344	5,216	6,411	3,929	4,131
Interest income	(83)	(56)	(45)	(21)	(59)	(30)	(66)	(16)
Loss on extinguishment of debt	—	2,958	—	—	—	—	—	—
Other income, net	(953)	(956)	(111)	(127)	(1,155)	(699)	(588)	(722)

Total other expenses	2,070	5,927	5,172	5,196	4,002	5,682	3,275	3,393
Income before provision (benefit) for income taxes	6,511	1,001	3,356	3,028	4,055	2,166	3,897	2,865
Provision (benefit) for income taxes	2,536	(523)	1,371	1,448	1,458	1,784	1,528	1,151

Net income	$3,975	$1,524	$1,985	$1,580	$2,597	$382	$2,369	$1,714

Income (loss) per common share:
Basic	$0.12	$(0.09)	$(4.95)	$(4.35)	$(2.77)	$(2.77)	$(0.83)	$(0.68)
Diluted	$0.11	$(0.09)	$(4.95)	$(4.35)	$(2.77)	$(2.77)	$(0.83)	$(0.68)
Weighted average number of common shares outstanding:
Basic	33,298,065	25,248,387	2,925,388	2,786,916	2,625,380	2,440,192	2,268,776	2,079,716
Diluted	35,460,824	25,248,387	2,925,388	2,786,916	2,625,380	2,440,192	2,268,776	2,079,716

6,000,000 shares

Common stock

Prospectus

                    , 2008

JPMorgan	Banc of America Securities LLC

William Blair & Company
Canaccord Adams
Jefferies & Company
Needham & Company, LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other expenses of issuance and distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee and the FINRA filing fee.

Amount to be paid

SEC registration fee	$3,960
FINRA filing fee	$10,574
Printing and mailing	$200,000
Legal fees and expenses	$400,000
Accounting fees and expenses	$400,000
Miscellaneous	$5,466

Total	$1,020,000

Item 14.	Indemnification of directors and officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Article VII of our Amended and Restated Certificate of Incorporation, as amended to date (the “Charter”), provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Article VII of the Charter further provides that any repeal or modification of such article by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Article V of our Amended and Restated By-Laws, as amended to date (the “By-Laws”), provides that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article V of the By-Laws further provides for the advancement of expenses to each of our directors and, in the discretion of our board of directors, to certain officers and employees.

In addition, Article V of the By-Laws provides that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the By-Laws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the By-Laws.

We have entered into indemnification agreements with each of our directors and certain of our executive officers. These agreements provide that we will indemnify each of our directors and certain of our executive officers to the fullest extent permitted by law. In addition, our stockholders agreement provides indemnification to TA Associates and D.B. Zwirn, and their associated investment funds, for damages, expenses, or losses arising out of, based upon or by reason of any third party or governmental claims relating to their status as a security holder, creditor, director, officer, agent, representative or controlling person of us, or otherwise relating to their involvement with Monotype. There is also an indemnification provision in the stockholders agreement that survives following its termination for so long as any person nominated by TA Associates is a member of our board of directors.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In connection with their investment in us, we entered into a stockholders agreement, dated as of November 5, 2004, with TA Associates and D.B. Zwirn. Most provisions of the stockholders agreement terminated upon the closing of our initial public offering. However, surviving provisions include our covenant to indemnify TA Associates and D.B. Zwirn, including their associated investment funds, subject to exceptions, for damages, expenses or losses arising out of, based upon or by reason of any breach of a covenant or agreement made by us in the stockholders agreement, any third party or governmental claims relating to their status as a security holder, creditor, director, agent, representative or controlling person of us, or otherwise relating to their involvement with us. This covenant continues until the expiration of the applicable statute of limitations. We have also covenanted to maintain directors and officers’ liability insurance for so long as any person nominated by TA Associates, as two-thirds holder, is a member of our board of directors.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15.	Recent sales of unregistered securities.

During the past three years, we have sold and issued the following unregistered securities:

(1)    On June 15, 2005, IHC sold 19,405 shares of IHC convertible preferred stock, convertible into 19,405 shares of its redeemable preferred stock and 77,620 shares of common stock to Ms. Arthur and her two sons, for an aggregate purchase price of $300,001.

(2)    On August 24, 2005, in connection with a recapitalization transaction and debt refinancing, all of the holders of shares of common stock of IHC exchanged their shares for shares of common stock of the registrant. The registrant did not receive any consideration for this transaction.

(3)    On August 24, 2005, in connection with a recapitalization transaction and debt refinancing, all of the holders of shares of preferred stock of IHC exchanged their shares for shares of convertible preferred stock of the registrant. The registrant did not receive any consideration for this transaction.

(4)    On August 24, 2005, in connection with a recapitalization transaction and debt refinancing, all of the holders of restricted stock of IHC exchanged their restricted stock for shares of restricted stock of the registrant. The registrant did not receive any consideration for this transaction.

(5)    On July 28, 2006, we issued promissory notes in connection with our acquisition of China Type Design in the aggregate amount of $600,000, which converted together with any unpaid interest, into 415,903 shares of our restricted common stock upon the closing of our initial public offering.

(6)    Since November 5, 2004 until March 31, 2007, we granted, under our 2004 Option Plan, an aggregate of 2,138,360 options to purchase shares of our common stock to certain of our officers and employees at exercise prices ranging from $0.01 to $11.35 per share. Since November 5, 2004 until March 31, 2007, we granted, under our 2004 Option Plan, an aggregate of 2,326,500 shares of restricted stock to certain of our officers and employees at exercise prices ranging from $0.01 to $1.453 per share.

(7)    On March 26, 2006, we issued 60,000 restricted shares of our common stock at a price of $1.695 per share to Mr. Simone, as director compensation.

(8)    On September 30, 2006, we granted options to purchase 402,000 shares of our common stock, under our 2004 Option Plan, at an exercise price of $6.43 per share to certain of our officers and directors.

(9)    On June 30, 2007, we granted options to purchase 50,844 shares of our common stock at a price of $13.25 per share under our 2004 Option Plan and issued 8,000 restricted shares of our common stock to certain of our employees at a price of $0.003 per share.

The sales of securities described in items (1) through (5), (7) and (8) above were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The issuances of the securities described in items (6) and (9) above were deemed to be exempt from registration pursuant to either Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans approved by the registrant’s board of directors or Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering.

The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about us or had adequate access, through their relationship with us, to information about us. There were no underwriters employed in connection with any of the transactions set forth in Item 6.

Item 16.	Exhibit and financial statement schedules.

(a)    Exhibits

See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)    Financial Statement Schedules.

All schedules have been omitted because they are not applicable.

Item 17.	Undertakings.

(a)	The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woburn, Commonwealth of Massachusetts, on May 22, 2008.

MONOTYPE IMAGING HOLDINGS INC.

By:	/s/ DOUGLAS J. SHAW
Douglas J. Shaw President and Chief Executive Officer

Signature	Title

/s/ DOUGLAS J. SHAW Douglas J. Shaw	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ JACQUELINE D. ARTHUR Jacqueline D. Arthur	Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary (Principal Financial Officer)

/s/ ALEX N. BRAVERMAN Alex N. Braverman	Vice President, Finance (Principal Accounting Officer)

* Robert M. Givens	Chairman of the Board

* A. Bruce Johnston	Director

* Roger J. Heinen, Jr.	Director

* Pamela F. Lenehan	Director

* Jonathan W. Meeks	Director

* Peter J. Simone	Director

*By: /s/ DOUGLAS J. SHAW Douglas J. Shaw Attorney-in-fact

S-1

Exhibit index

Exhibit number		Description
1.1		Form of Underwriting Agreement

3.1	(5)	Amended and Restated Certificate of Incorporation of the Registrant

3.2	(4)	Amended and Restated By-Laws of the Registrant

4.1	(5)	Specimen Stock Certificate

4.2	(1)	Registration Rights Agreement by and among Monotype Imaging Holdings Corp., the Investors and the Management Stockholders named therein, dated as of November 5, 2004

4.3	(1)	Stockholders Agreement by and among Monotype Imaging Holdings Corp., the Management Stockholders and the Investors named therein, dated as of November 5, 2004

4.4	*	Amendment No. 1 to Registration Rights Agreement, dated March 31, 2008

5.1	*	Opinion of Goodwin Procter LLP

10.1	(1)	2004 Stock Option and Grant Plan

10.2	(1)	Form of Non-Qualified Option Agreement under the 2004 Stock Option and Grant Plan

10.3	(1)	Form of Incentive Stock Option Agreement under the 2004 Stock Option and Grant Plan

10.4	(1)	Form of Restricted Stock Agreement under the 2004 Stock Option and Grant Plan

10.5	(3)	2007 Stock Option and Incentive Plan

10.6	(3)	Form of Non-Qualified Option Agreement under the 2007 Stock Option and Incentive Plan

10.7	(3)	Form of Incentive Stock Option Agreement under the 2007 Stock Option and Incentive Plan

10.8	(3)	Form of Restricted Stock Agreement under the 2007 Stock Option and Incentive Plan

10.9		Form of Director Restricted Stock Award Agreement under the 2007 Stock Option and Incentive Plan

10.10	(7)	Employment agreement by and between the Monotype Imaging Inc. and Alex N. Braverman, dated as of January 3, 2008

10.11	(1)	Employment agreement by and between the Monotype Imaging Inc. and David L. McCarthy, dated as of November 5, 2004

10.12	(1)	Employment agreement by and between the Monotype Imaging Inc. and John L. Seguin, dated as of November 5, 2004

10.13	(1)	Employment agreement by and between the Monotype Imaging Inc. and Douglas J. Shaw, dated as of November 5, 2004

10.14	(1)	Employment agreement by and between the Monotype Imaging Inc. and Jacqueline D. Arthur, dated as of May 16, 2005

10.15	(1)	Employment agreement by and between the Monotype Imaging Inc. and Janet M. Dunlap, dated as of September 25, 2006

10.16	(3)	Service agreement by and between the Monotype Imaging Inc. and Frank Wildenberg, dated as of January 24, 2007

10.17	(1)	Form of Indemnification Agreement between Monotype Imaging Inc. and certain of its Directors and Officers

10.18	(3)	Lease, dated as of January 5, 2005, between Acquiport Unicorn, Inc. and Monotype Imaging, Inc., as amended

10.19	(1)	Lease, dated as of April 6, 2006, between 6610, LLC and Monotype Imaging, Inc.

10.20	(9)	First Amendment to Lease dated as of April 6, 2006, between 6610, LLC and Monotype Imaging, Inc.

Exhibit number		Description
10.21	(9)	Lease, dated as of February 18, 2008, between 6610, LLC and Monotype Imaging, Inc.

10.22	(9)	Lease, dated as of November 14, 2007, between Sachiko Kasai and Monotype Imaging KK

10.23	(2)	Lease, dated as of July 10, 2006, between Sun Wah Marine Products (Holdings) Limited and China Type Design Limited

10.24	(2)	Lease, dated as of June 13, 1997, between Linotype GmbH and Heidelberger Druckmaschinen AG (English translation)

10.25	(2)	Sublease, dated as of July 1, 2006, between Linotype GmbH and Heidelberger Druckmaschinen AG (English translation)

10.26	(2)	Lease, dated as of May 24, 2006, between Lake Center Plaza Partners, LLC and Monotype Imaging, Inc.

10.27	(3)	Lease, dated as of April 7, 2005, between RAFI (GB) Limited and Monotype Imaging Limited

10.28	(2)	Office lease, dated as of December 17, 2006, by and between Sheila L. Ortloff and Monotype Imaging, Inc.

10.29	(2)	Stock Purchase Agreement by and among Agfa Corp., Agfa Monotype Corporation and Imaging Acquisition Corporation, dated as of November 5, 2004

10.30	(3)	Security Agreement by and among the Grantors (as defined therein) and Wells Fargo Foothill, Inc., dated as of November 5, 2004

10.31	(3)	Supplemental No. 1 to the Security Agreement by and among the Grantors (as defined therein) and Wells Fargo Foothill, Inc., dated as of December 28, 2006

10.32	(3)	Intercompany Subordination Agreement by and among Monotype Acquisition Corporation, Agfa Monotype Corporation, International Typeface Corporation, Monotype Imaging Holdings Corp., and Wells Fargo Foothill, Inc., dated as of November 5, 2004

10.33	(2)	Share Pledge Agreement by and among Monotype Imaging Holdings Corp., Blitz 06-683 GmbH, Wells Fargo Foothill, Inc. and the Lenders (as defined therein), dated as of July 31, 2006

10.34	(2)	Joinder and Consent Agreement to and Consent and Waiver Under Credit Agreement, by and among Linotype Corp., Monotype Imaging Holdings Corp., Monotype Imaging, Inc., International Typeface Corporation, the Required Lenders (as defined therein) and Wells Fargo Foothill, Inc., dated as of December 13, 2006

10.35	(6)	Amended and Restated Credit Agreement by and among Monotype Imaging Holdings Inc., Imaging Holdings Corp., Monotype Imaging Inc., and International Typeface Corporation, as Borrowers, the Lenders (as defined therein) and Wells Fargo Foothill, Inc., as the Arranger and Administrative Agent, dated as of July 30, 2007

10.36	(9)	Joinder to Security Agreement, Guaranty and Intercompany Subordination Agreement, by and among Monotype Imaging Holdings Inc., Imaging Holdings Corp., Monotype Imaging Inc., International Typeface Corporation, Linotype Corp., and Wells Fargo Foothill, Inc., as the Arranger and Administrative Agent, dated as of July 30, 2007

10.37	(9)	Supplement No. 2 to the Security Agreement by and among the Grantors (as defined therein) and Wells Fargo Foothill, Inc., dated as of July 30, 2007

10.38	(9)	Copyright Security Agreement by and among the Grantors (as defined therein) and Wells Fargo Foothill, Inc., dated as of July 30, 2007

10.39	(9)	Trademark Security Agreement by and among the Grantors (as defined therein) and Wells Fargo Foothill, Inc., dated as of July 30, 2007

10.40	(9)	Patent Security Agreement by and among the Grantors (as defined therein) and Wells Fargo Foothill, Inc., dated as of July 30, 2007

Exhibit number		Description
10.41	(2)†	Intellifont Software and Type Software Agreement dated August 15, 1991 by and between Monotype Imaging Inc. and Lexmark International, Inc., as amended by Addendums No. 1 through 17 and the Letter Addendum dated September 19, 1995 and the Notification of Assignment of Agreement

10.42	(10)††	Addendums No. 18 through 21 to the Intellifont Software and Type Software Agreement, dated as of August 15, 1991, by and between Monotype Imaging Inc. and Lexmark International, Inc., as amended

10.43	(3)	Equity Award Grant Policy

10.44	(8)	2007 Incentive Compensation Plan, as amended

10.45	(3)	2007 (Sales) Incentive Compensation Plan by and between Monotype Imaging Inc. and David L. McCarthy, dated as of March 6, 2007

10.46	(8)	2008 Executive Incentive Compensation Program

10.47	(1)	Agreement and Plan of Merger by and among the Registrant, MIHC Merger Sub Inc. and Monotype Imaging Holdings Corp., dated as of August 24, 2005

10.48	(1)	Stock Purchase Agreement by and among Monotype Imaging Inc. and certain stockholders of China Type Design Limited, dated as of July 28, 2006

10.49	(3)	Purchase Agreement for the Sale of Shares in Linotype GmbH by and among Heidelberger Druckmaschinen Aktiengesellschaft, Blitz 06-683 GmbH and Monotype Imaging Holdings Corp., dated as of August 1, 2006

10.50	(9)	Third Amendment to Lease by and between Acquiport Unicorn, Inc. and Monotype Imaging, Inc., dated as of March 4, 2008

10.51	(10)	Lease between Tyne Flooring Limited and Agfa Monotype Limited, dated as of July 14, 2004

10.52	*	First Amendment to Amended and Restated Credit Agreement by and among Monotype Imaging Holdings Inc., Imaging Holdings Corp., Monotype Imaging Inc., and International Typeface Corporation, as Borrowers, the Lenders (as defined therein) and Wells Fargo Foothill, Inc., as the Arranger and Administrative Agent, dated as of April 17, 2008

10.53		Lease, dated April 11, 2008, between Elinor GmbH & Co. Apollo KG and Linotype GmbH (English translation)

21.1	(1)	List of Subsidiaries

23.1		Consent of Independent Registered Public Accounting Firm

23.2	*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

(1)    Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-140232) filed with the SEC on January 26, 2007.

(2)    Incorporated by reference to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-140232) filed with the SEC on February 8, 2007.

(3)    Incorporated by reference to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-140232) filed with the SEC on April 13, 2007.

(4)    Incorporated by reference to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (File No. 333-140232) filed with the SEC on July 5, 2007.

(5)    Incorporated by reference to Amendment No. 5 to the Company’s Registration Statement on Form S-1 (File No. 333-140232) filed with the SEC on July 10, 2007.

(6)    Incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed on September 7, 2007.

(7)    Incorporated by reference to the Company’s Current Report on Form 8-K filed on January 4, 2008.

(8)    Incorporated by reference to the Company’s Current Report on Form 8-K filed on February 8, 2008.

(9)    Incorporated by reference to the Company’s Annual Report on Form 10-K filed on March 27, 2008.

(10)  Incorporated by reference to the Company’s Annual Report on Form 10-K/A filed on April 22, 2008.

*      Previously filed as an exhibit to this registration statement.

†      Confidential treatment has been granted as to certain provisions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act of 1934, as amended.

††    Confidential treatment has been granted as to certain provisions of this Exhibit pursuant to Rule 24b-2 (“Rule 24b-2”) promulgated under the Securities Exchange Act of 1934, as amended.